            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                  MAY 8, 1996
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                          ___________________________
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               __________________
                          FIRST FINANCIAL CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

            INDIANA                              6021                             35-1546989
- --------------------------------     ----------------------------    ------------------------------------
(State or other jurisdiction of      (Primary Standard Industrial    (I.R.S. Employer Identification No.)
incorporation or organization)       Classification Code Number)

 ONE FIRST FINANCIAL PLAZA, P.O. BOX 540, TERRE HAUTE, INDIANA  47808,  (812)
                                   238-6000
 -----------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


JOHN W. PERRY                                 TIMOTHY M. HARDEN, ESQ.
SECRETARY                                     JOHN W. TANSELLE, ESQ.
FIRST FINANCIAL CORPORATION                   KRIEG DEVAULT ALEXANDER & CAPEHART
ONE FIRST FINANCIAL PLAZA, P.O. BOX 540       ONE INDIANA SQUARE, SUITE 2800
TERRE HAUTE, INDIANA  47808                   INDIANAPOLIS, INDIANA  46204-2017
(812) 238-6000                                (317) 636-4341
(AGENT FOR SERVICE)                           (COPY TO)

(Name, address, including zip code, and telephone number, including area code, of agent for service)
- --------------------------------------------------------------------------------

APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General
                  Instruction G, check the following box.  [_]

                                 CALCULATION OF REGISTRATION FEE
===============================================================================================

  Title of each class        Amount      Proposed maximum    Proposed maximum     Amount of
     of securities           to be        offering price    aggregate offering   registration
   to be registered        registered      per unit (1)          price (1)           fee
- -----------------------------------------------------------------------------------------------
  COMMON STOCK,               UP TO           $  N/A             $9,964,266        $3,436.00
   NO PAR VALUE           652,720 SHARES
===============================================================================================


(1) Estimated solely for the purpose of calculating the registration fee and calculated as of March 31, 1996, in accordance with Rule 457(f)(2) on the basis of the book value of the securities to be exchanged for the common stock to be issued by the registrant.
                          ___________________________
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                             CROSS-REFERENCE SHEET

                                      FOR

               REGISTRATION STATEMENT ON FORM S-4 AND PROSPECTUS

     Items of Form S-4                                       Headings in Prospectus
     -----------------                                       ----------------------
 1.  Forepart of Registration Statement and                  Forepart of Registration Statement;
     Outside Front Cover Page of Prospectus                  Outside Front Cover Page

 2.  Inside Front and Outside Back Cover                     Inside Front Cover Page of
     Pages of Prospectus                                     Prospectus

 3.  Risk Factors, Ratio of Earnings to                      Summary; Summary of Selected Financial
     Fixed Charges and Other Information                     Data; Comparative Per Share Data

 4.  Terms of the Transaction                                Summary; General Information; Proposed
                                                             Merger; Federal Income Tax Consequences;
                                                             Comparative Per Share Data; Comparison
                                                             of Common Stock

 5.  Pro Forma Financial Information                         Pro Forma Condensed Combined Financial
                                                             Information

 6.  Material Contacts with the Company                      Not Applicable
     Being Acquired

 7.  Additional Information Required for                     Not Applicable
     Reoffering by Persons and Parties
     Deemed to be Underwriters

 8.  Interests of Named Experts and Counsel                  Not Applicable

 9.  Disclosure of Commission Position on                    Not Applicable
     Indemnification for Securities Act Liabilities

10.  Information with Respect to S-3 Registrants             Summary of Selected Financial Data;
                                                             Regulatory Considerations; Comparative
                                                             Per Share Data

11.  Incorporation of Certain Information                    Incorporation of Certain Documents
     by Reference                                            by Reference

12.  Information with Respect to S-2 or                      Not Applicable
     S-3 Registrants

13.  Incorporation of Certain Information                    Not Applicable
     by Reference

     Items of Form S-4                                 Headings in Prospectus
     -----------------                                 ----------------------
14.  Information with Respect to Registrants           Not Applicable
     Other Than S-3 or S-2 Registrants

15.  Information with Respect to S-3 Companies         Not Applicable

16.  Information with Respect to S-2 or                Not Applicable
     S-3 Companies

17.  Information with Respect to Companies             Summary  of Selected Financial Data;
     Other Than S-3 or S-2 Companies                   Description of Crawford Bancorp;
                                                       Management's Discussion and Analysis of
                                                       Financial Condition and Results of
                                                       Operations of Crawford Bancorp;
                                                       Regulatory Considerations; Comparative
                                                       Per Share Data

18.  Information if Proxies, Consents or               General Information; Proposed Merger;
     Authorizations are to be Solicited                Description of First Financial; Description
                                                       of Crawford Bancorp

19.  Information if Proxies, Consents or               Not Applicable
     Authorizations are not to be Solicited or
     in an Exchange Offer

                      [CRAWFORD BANCORP, INC. LETTERHEAD]



May ___, 1996



Dear Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders of Crawford Bancorp, Inc. ("Crawford Bancorp") to be held at the main office of Crawford Bancorp, located at 108 West Main Street, Robinson, Illinois 62454 on June___, 1996, at ____:_____ __.m., local time.

     The purpose of the Special Meeting is to consider and vote upon the Agreement of Affiliation and Merger, dated March 8, 1996 ("Agreement") by and among First Financial Corporation ("First Financial"), Crawford Bancorp and Crawford County State Bank ("Bank"), under the terms of which Crawford Bancorp will merge with and into First Financial, and each outstanding share of Crawford Bancorp common stock will be converted into the right to receive three and 75/100 (3.75) shares of First Financial common stock, subject to adjustment, if any, all as described in the Agreement, a copy of which is attached as Appendix A to the accompanying Proxy Statement-Prospectus.

     The Board of Directors of Crawford Bancorp believes that the proposed merger between First Financial and Crawford Bancorp is in the best interests of the shareholders of Crawford Bancorp and the customers and employees of Crawford Bancorp and the Bank and the communities which the Bank serves. Your Board of Directors has unanimously approved the Agreement and recommends that the shareholders approve it.

     Enclosed with this letter are (i) a Notice of Special Meeting of Shareholders, (ii) a Proxy Statement-Prospectus containing information about the Special Meeting and the proposed merger, (iii) a proxy card for you to complete, sign, date and return, and (iv) a postage pre-paid envelope for your use to return your proxy card to Crawford Bancorp. We encourage you to read the enclosed materials carefully and in their entirety.

     Whether or not you attend the Special Meeting, your Board of Directors requests that you complete, sign and date the enclosed proxy card and return it in the enclosed postage pre-paid envelope at your earliest convenience prior to the Special Meeting. If you desire, you may cancel your proxy at any time before it is voted at the special meeting.

     Please give this matter your careful consideration.

                                                         Sincerely,



                                                         Jerry L. Bailey
                                                         President

                            CRAWFORD BANCORP, INC.
                             108 WEST MAIN STREET
                           ROBINSON, ILLINOIS  62454

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         to be held on June ___, 1996

To Our Shareholders:

     Notice is hereby given that, pursuant to the call of the Board of Directors, a Special Meeting of Shareholders of Crawford Bancorp, Inc. ("Crawford Bancorp") will be held on June ___, 1996 at ____:______ _.m., local time, at the main office of Crawford Bancorp, located at 108 West Main Street, Robinson, Illinois 62454.

The purposes of the Special Meeting are:

1. Merger with First Financial Corporation. To consider and vote upon the Agreement of Affiliation and Merger, dated and effective as of March 8, 1996 ("Agreement"), by and among First Financial Corporation, Terre Haute, Indiana ("First Financial"), Crawford Bancorp and Crawford County State Bank ("Bank"), pursuant to which Crawford Bancorp will merge with and into First Financial. Under the terms of the Agreement, each outstanding share of Crawford Bancorp common stock will be converted into the right to receive 3.75 shares of First Financial common stock subject to adjustment, if any, all as described in the Agreement, a copy of which is attached as Appendix A to the accompanying Proxy Statement-Prospectus; and

2. Other Business. To transact such other business which may properly be presented at the Special Meeting or any adjournment thereof.

     Only shareholders of record at the close of business on March 31, 1996 will be entitled to notice of, and to vote at, the Special Meeting and any adjournment thereof.

     Notice is also given that Crawford Bancorp shareholders are entitled to assert dissenters' rights under the Illinois Business Corporation Act of 1983, as amended, with respect to the proposed merger with First Financial, provided that they comply with the provisions of 805 ILCS 5/11 et seq., as amended, a copy of which is attached as Appendix B to the accompanying Proxy Statement-Prospectus.

                                           BY ORDER OF THE BOARD OF DIRECTORS
  May ___, 1996
                                           JERRY L. BAILEY
                                           PRESIDENT

            YOUR VOTE IS IMPORTANT-PLEASE MAIL YOUR PROXY PROMPTLY.

           THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST TWO THIRDS
                 OF THE OUTSTANDING SHARES OF CRAWFORD BANCORP
            COMMON STOCK IS REQUIRED FOR APPROVAL OF THE AGREEMENT.

        IN ORDER THAT THERE MAY BE PROPER REPRESENTATION AT THE MEETING,
                YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN
                  THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED.
             NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

                                  PROSPECTUS
                                      OF
                          FIRST FINANCIAL CORPORATION
                                   FOR UP TO
                        652,720 SHARES OF COMMON STOCK
                                (NO PAR VALUE)
                       _________________________________

                       THIS PROSPECTUS ALSO CONSTITUTES
                              THE PROXY STATEMENT
                                      OF
                            CRAWFORD BANCORP, INC.
                                     FOR A
                        SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON JUNE ___, 1996

                       _________________________________

     This Proxy Statement-Prospectus ("Proxy Statement") constitutes the Prospectus of First Financial Corporation ("First Financial") with respect to a maximum of 652,720 shares of First Financial common stock, no par value per share ("First Financial Common Stock"), being offered to the shareholders of Crawford Bancorp, Inc. ("Crawford Bancorp") in connection with the proposed merger of First Financial and Crawford Bancorp. It also serves as the Proxy Statement of Crawford Bancorp in connection with the solicitation of proxies by the Board of Directors of Crawford Bancorp for use at the Special Meeting of Shareholders to be held on June ___, 1996, and at any adjournment thereof ("Special Meeting"), for the purpose of considering and voting upon (1) a proposal to approve the Agreement of Affiliation and Merger, dated March 8, 1996 ("Agreement"), by and among First Financial, Crawford Bancorp and Crawford County State Bank ("Bank"), and (2) any other business which may properly be presented at the Special Meeting or any adjournment thereof.

     As more fully discussed hereinafter, at the effective date of the proposed merger, Crawford Bancorp will merge with First Financial ("Merger") and each outstanding share of Crawford Bancorp common stock, $5.00 par value per share ("Crawford Bancorp Common Stock"), will be converted into the right to receive
3.75 shares of First Financial Common Stock, subject to further adjustment, if any, in accordance with the terms of the Agreement attached hereto as Appendix
A. First Financial will pay cash for any fractional share interests resulting from the exchange ratio in accordance with the Agreement. The Merger is subject to approval by the holders of two-thirds of the outstanding shares of Crawford Bancorp Common Stock, receipt of required regulatory approvals and the satisfaction of certain other conditions as set forth in the Agreement.

                       _________________________________


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
          ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
            ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                       _________________________________

               THE DATE OF THIS PROXY STATEMENT IS MAY ___, 1996.

                               TABLE OF CONTENTS

                                                                                     PAGE
                                                                                     ----
AVAILABLE INFORMATION............................................................      iv

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..................................      iv

SUMMARY..........................................................................      vi

SUMMARY OF SELECTED FINANCIAL DATA...............................................    xiii

RECENT DEVELOPMENTS..............................................................    xvii

GENERAL INFORMATION..............................................................       1

PROPOSED MERGER..................................................................       2
     Description of the Merger...................................................       2
     Background of and Reasons for the Merger....................................       2
     Opinion of Financial Advisor to Crawford Bancorp............................       4
     Recommendation of the Board of Directors....................................       7
     Exchange of Crawford Bancorp Common Stock...................................       7
     Rights of Dissenting Shareholders of Crawford Bancorp.......................       8
     Resale of First Financial Common Stock by Crawford Bancorp Affiliates.......       9
     Conditions to Consummation..................................................      10
     Termination.................................................................      10
     Restrictions Affecting Crawford Bancorp.....................................      11
     Regulatory Approvals........................................................      11
     Accounting Treatment for the Merger.........................................      12
     Effective Date..............................................................      12
     Management, Personnel and Operations After the Merger.......................      12

FEDERAL INCOME TAX CONSEQUENCES..................................................      13
     Tax Opinion.................................................................      13
     Tax Consequences to First Financial and Crawford Bancorp....................      14
     Tax Consequences to Crawford Bancorp Shareholders...........................      14

COMPARATIVE PER SHARE DATA.......................................................      15
     Nature of Trading Market....................................................      15
     Dividends...................................................................      16
     Existing and Pro Forma Per Share Information................................      17

PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION...............................      19

DESCRIPTION OF FIRST FINANCIAL...................................................      25
     Business....................................................................      25
     Acquisition Policy..........................................................      25
     Incorporation of Certain Information by Reference...........................      26

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                 PAGE
                                                                                 ----
DESCRIPTION OF CRAWFORD BANCORP..............................................      26
     Business................................................................      26
     Properties..............................................................      26
     Litigation..............................................................      27
     Employees...............................................................      27
     Management..............................................................      27
     Security Ownership of Management........................................      29
     Principal Shareholders..................................................      30
     Certain Relationships and Related Transactions..........................      31

MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS OF CRAWFORD BANCORP
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993.........................      32

REGULATORY CONSIDERATIONS....................................................      47
     Bank Holding Company Regulation.........................................      47
     Capital Adequacy Guidelines for Bank Holding Companies..................      47
     Bank Regulation.........................................................      48
     Bank Capital Requirements...............................................      48
     Branches and Affiliates.................................................      49
     FDICIA..................................................................      49
     Deposit Insurance.......................................................      51
     Interstate Banking......................................................      51
     Additional Matters......................................................      52

COMPARISON OF COMMON STOCK...................................................      52
     Authorized But Unissued Shares..........................................      53
     Preemptive Rights.......................................................      53
     Dividend Rights.........................................................      53
     Voting Rights...........................................................      54
     Dissenters' Rights......................................................      55
     Liquidation Rights......................................................      55
     Assessment and Redemption...............................................      55
     Anti-Takeover Provisions................................................      56
     Director Liability......................................................      57

LEGAL OPINIONS...............................................................      57

EXPERTS......................................................................      57

OTHER MATTERS................................................................      58

INDEX TO FINANCIAL STATEMENTS................................................     F-1

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                 PAGE
                                                                                 ----
APPENDICES

     A.  Agreement of Affiliation and Merger.................................     A-1
     B.  The Illinois Business Corporation Act of 1983, as amended
         (805 ILCS 5/11 et seq.) (Dissenters' Rights)........................     B-1
     C.  Fairness Opinion of Austin Associates, Inc..........................     C-1

                             AVAILABLE INFORMATION

     First Financial is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Such reports, proxy statements and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and also may be inspected and copied at prescribed rates at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material also may be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. First Financial common stock is quoted on the NASDAQ National Market System and reports, proxy statements and other information concerning First Financial are available for inspection and copying at prescribed rates at the office of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

     First Financial has filed with the SEC a Registration Statement on Form S-4 under the Securities Act of 1933, as amended ("Securities Act"), with respect to the shares of First Financial Common Stock to be issued in connection with its merger with Crawford Bancorp. This Proxy Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement, including the exhibits filed as a part thereof or incorporated therein by reference, which can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the addresses set forth above.

     All information contained in this Proxy Statement with respect to Crawford Bancorp has been supplied by Crawford Bancorp, and all information contained in this Proxy Statement with respect to First Financial has been supplied by First Financial.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     THIS PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (EXCLUDING UNINCORPORATED EXHIBITS) ARE AVAILABLE WITHOUT CHARGE TO EACH PERSON (INCLUDING ANY BENEFICIAL OWNER) TO WHOM THIS PROXY STATEMENT IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO JOHN W. PERRY, SECRETARY, FIRST FINANCIAL CORPORATION, ONE FIRST FINANCIAL PLAZA, P. O. BOX 540, TERRE HAUTE, INDIANA 47808, (812) 238-6000. IN ORDER TO ASSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUESTS SHOULD BE MADE BY MAY ___, 1996.

     The following documents previously filed by First Financial (SEC File No. 0-16759) with the SEC pursuant to the Exchange Act are incorporated herein by reference:

     1. First Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

     2. First Financial's Annual Report to Shareholders for the fiscal year ended December 31, 1995.

     3. The description of First Financial's common stock contained in First Financial's Report on Form 8-A, dated April 25, 1988.

     All documents subsequently filed by First Financial pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date on which the Special Meeting is held shall be deemed to be incorporated by reference into this Proxy Statement and to be a part hereof from the date of filing such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY OF THE SECURITIES OFFERED BY THIS PROXY STATEMENT, NOR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES COVERED HEREBY AT ANY TIME SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FIRST FINANCIAL OR CRAWFORD BANCORP SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROXY STATEMENT.

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere herein and was prepared to assist the shareholders of Crawford Bancorp in their review of the Proxy Statement. This summary does not purport to be complete and is qualified in all respects by reference to the full text of this Proxy Statement and the appendices hereto.


SPECIAL MEETING:

Date, Time and Place of        June ___, 1996, at _______ _.m., local time, at
Special Meeting                the main office of Crawford Bancorp, located at
                               108 West Main Street, Robinson, Illinois 62454.

Purpose of Special Meeting     To consider and vote upon the Agreement, under
                               the terms of which Crawford Bancorp will merge with and into First Financial ("Merger") and each outstanding share of Crawford Bancorp will be converted into the right to receive whole shares of First Financial Common Stock and cash for fractional interests. A copy of the Agreement, which is incorporated herein by reference, is attached to this Proxy Statement as Appendix A.
                               See "NOTICE OF SPECIAL MEETING OF SHAREHOLDERS" and the discussions under the captions "GENERAL
                               INFORMATION" and "PROPOSED MERGER".

Required Shareholder Vote      The approval of the Agreement requires the
                               affirmative vote, in person or by proxy, of the holders of at least two-thirds of the issued and outstanding shares of Crawford Bancorp Common
                               Stock. Members of the Board of Directors of Crawford Bancorp beneficially own in the aggregate, directly and indirectly, approximately
                               53.5% of the outstanding shares of Crawford
                               Bancorp Common Stock. Each Director of Crawford
                               Bancorp has agreed in writing with First
                               Financial that he or she will, among other things, vote the shares of Crawford Bancorp
                               Common Stock beneficially owned by him or her in favor of the Agreement at the Special Meeting of the Shareholders. See "GENERAL INFORMATION",
                               "PROPOSED MERGER -- Conditions to Consummation" and "DESCRIPTION OF CRAWFORD BANCORP --Security
                               Ownership of Management". The approval of the Agreement by the shareholders of First Financial is not required.

Shares Outstanding and         As of December 31, 1995, there were 159,200
Entitled to Vote               shares of Crawford Bancorp Common Stock
                               outstanding. Shareholders of Crawford Bancorp of record at the close of business on March 31, 1996 are entitled to notice of, and to vote at, the Special Meeting. See "GENERAL INFORMATION".

Proxies Proxies are revocable at any time before they are exercised by a later dated proxy delivered to Crawford Bancorp or by written notice delivered to the Cashier of Crawford Bancorp. See "GENERAL INFORMATION".

THE PARTIES TO THE
  TRANSACTION:

First Financial Corporation    First Financial is the 5th largest independent
One First Financial Plaza      bank holding company headquartered in the State
Terre Haute, Indiana 47807     of Indiana.  First Financial owns and operates
(812) 238-6000                 7 bank subsidiaries with offices located
                               throughout the Wabash Valley area of west central
                               Indiana and east central Illinois. As of December
                               31, 1995, First Financial had total assets of approximately $1.44 billion and its ratio of total capital to risk-adjusted assets was 15.58%.
                               This capital ratio is well in excess of
                               applicable regulatory requirements. See
                               "DESCRIPTION OF FIRST FINANCIAL".

Crawford Bancorp, Inc.         Crawford Bancorp is a bank holding company
108 West Main Street           located in Robinson, Illinois and holds all of
Robinson, Illinois 62454       the issued and outstanding shares of Crawford
(618) 544-8666                 County State Bank ("Bank").  As of December 31,
                               1995, Crawford Bancorp had total assets of $103 million and its ratio of total capital to risk-adjusted assets was 16.55%. See "DESCRIPTION OF
                               CRAWFORD BANCORP".

THE MERGER:

Description of the             The Merger involves the combination of Crawford
Merger                         Bancorp with and into First Financial in a
                               statutory merger. First Financial will be the surviving corporation in the Merger and, upon consummation of the Merger, the separate corporate existence of Crawford Bancorp will cease. Following the Merger, the Bank will be a wholly-owned subsidiary of First Financial.

Exchange of Crawford           On the effective date of the Merger, each
Bancorp Common Stock           outstanding share of Crawford Bancorp Common
                               Stock will be converted into the right to receive
                               3.75 shares of First Financial Common Stock subject to adjustment, if any, in accordance with the terms of the Agreement. No fractional shares of First Financial Common Stock will be issued, and First Financial will pay cash for any fractional share interests resulting from the exchange ratio in accordance with the terms of the Agreement. The price at which First Financial
                               Common Stock traded on April 30, 1996, as reported by the NASDAQ National Market System, was $32.00 per share. See "PROPOSED MERGER --
                               Exchange of Crawford Bancorp Common Stock" and
                               Appendix A to this Proxy Statement.

Reasons for the                In considering the merger with First Financial,
Merger                         the Board of Directors of Crawford Bancorp
                               collected and evaluated a variety of economic, financial and market information regarding First
                               Financial and its subsidiaries, their respective businesses and First Financial's reputation and future prospects. In the opinion of the Board of Directors of Crawford Bancorp, favorable factors included First Financial's strong earnings and stock performance, its management, the compatibility of its markets to those of Crawford
                               Bancorp and the attractiveness of First
                               Financial's offer from a financial perspective.
                               Consideration was further given to the potential benefits of ownership of First Financial Common
                               Stock, which is traded in the over-the-counter market and reported on the NASDAQ National Market
                               System, as compared to Crawford Bancorp Common
                               Stock, which has no established public trading market. In addition, the Board considered the opinion of Austin Associates, Inc. ("Austin"), the financial advisor to Crawford Bancorp, indicating that the consideration to be received by Crawford Bancorp's shareholders under the Agreement is fair from a financial perspective.
                               The Board of Directors believes that the Merger will have a positive, long-term impact on the Bank's customers and employees and the communities served by the Bank. See "PROPOSED
                               MERGER -- Background of and Reasons for the Merger".

Recommendation of the          In the opinion of the Board of Directors of
Board of Directors of          Crawford Bancorp, the Merger is in the best
Crawford Bancorp               interests of the shareholders of Crawford Bancorp
                               and the employees and customers of Crawford
                               Bancorp and the Bank and the communities which the Bank serves. Accordingly, the Board of Directors of Crawford Bancorp unanimously recommends that its shareholders approve the Agreement and the merger provided for therein.
                               See "PROPOSED MERGER -- Recommendation of the
                               Board of Directors".

Conditions to the              Consummation of the Merger is subject to certain
Merger                         conditions which include, among others, (1)
                               approval of the Agreement by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Crawford Bancorp Common
                               Stock, (2) receipt of certain regulatory approvals, and (3) receipt of an opinion of counsel with respect to certain income tax matters. See "PROPOSED MERGER -- Conditions to
                               Consummation".

Termination of the Merger      The Agreement may be terminated by First
                               Financial before the Merger becomes effective upon the occurrence of certain events which include, among others, (1) a material misrepresentation or breach of any warranty set forth in the Agreement by Crawford Bancorp or the Bank, (2) a breach of or failure to comply with any covenant set forth in the Agreement by Crawford Bancorp or the Bank (3) the commencement or threat of certain claims, proceedings or litigation, (4) a material adverse change in Crawford Bancorp since December 31, 1995 or (5) the market value of First Financial Common Stock is less than $27.00 per share. Crawford Bancorp may terminate the Agreement before the Merger becomes effective upon the occurrence of (1) a misrepresentation or breach of any warranty set forth in the Agreement by First Financial or (2) a breach of or failure to comply with any covenant set forth in the Agreement by First
                               Financial. Either First Financial or Crawford
                               Bancorp may terminate the Agreement if the Merger has not been consummated by September 30, 1996.
                               See "PROPOSED MERGER --Termination".

Effective Date of the          First Financial and Crawford Bancorp anticipate
Merger                         that the Merger will be completed during the
                               third quarter of 1996. See "PROPOSED MERGER --
                               Effective Date".

Management, Personnel          First Financial will be the surviving
and Operations After the       corporation in the Merger and, upon consummation
Merger                         of the Merger, Crawford Bancorp's separate
                               corporate existence will cease. The Bank will become a wholly-owned subsidiary of First
                               Financial. The Board of Directors of the Bank after the effective date of the Merger will consist of the Board of Directors serving at the effective date of the Merger. In addition, First
                               Financial may appoint one designee to the Board of Directors of the Bank. The officers of the Bank will continue to serve in their respective capacities following the effective date of the Merger, until the Board of Directors of the Bank determine otherwise. Following the Merger, employees of the Bank will continue as employees of the Bank and will receive benefits in accordance with the current policies and employee benefit plans of First Financial. Further, First
                               Financial has agreed to make severance payments equal to one year's salary as then in effect to Jerry L. Bailey, President of the Bank, if he is terminated without cause within two (2) years after the effective date of the Merger. See
                               "PROPOSED MERGER -- Description of the Merger",
                               "--Management, Personnel and Operations After the
                               Merger" and "DESCRIPTION OF CRAWFORD BANCORP --
                               Management".

Federal Income Tax             First Financial and Crawford Bancorp will
Consequences to                receive an opinion of counsel to the effect that
Shareholders of Crawford       the Merger should constitute a tax-free
Bancorp                        reorganization. In general,shareholders of
                               Crawford Bancorp who receive solely First
                               Financial Common Stock in exchange for their shares of Crawford Bancorp Common Stock will not recognize capital gain or loss as a result of the exchange for federal income tax purposes.
                               Shareholders receiving cash in exchange for their shares of Crawford Bancorp Common Stock may recognize capital gain or loss on such exchange.
                               Shareholders are urged to consult with their tax advisors with respect to the tax consequences of the Merger to them. See "FEDERAL INCOME TAX
                               CONSEQUENCES".

Dissenters' Rights             Shareholders of Crawford Bancorp have dissenters'
                               rights established by the Illinois Business
                               Corporation Act of 1983, as amended, which entitle them to receive cash for their shares of Crawford Bancorp Common Stock. In general, to exercise these rights a shareholder must: (i) deliver to Crawford Bancorp, before the vote on the Agreement is taken, a written demand for payment for the shares of Crawford Bancorp Common
                               Stock owned by the shareholder; (ii) not vote in favor of the proposed action; and (iii) follow all other requirements of Illinois law. In the event that holders of greater than 10% of the outstanding shares of Crawford Bancorp Common
                               Stock become entitled, by exercise of dissenters' rights or otherwise, to receive cash instead of First Financial Common Stock, the Merger will not qualify as a pooling-of-interests transaction for accounting purposes and First Financial will have the right to terminate the Agreement.
                               Shareholders of Crawford Bancorp wishing to exercise such rights must follow certain statutory procedures. See "PROPOSED MERGER --
                               Rights of Dissenting Shareholders of Crawford
                               Bancorp" and Appendix B to this Proxy Statement.

Resale of First Financial      Certain resale restrictions apply to the sale
Common Stock                   or transfer of shares of First Financial Common
                               Stock issued to directors, executive officers and 10% shareholders of Crawford Bancorp in exchange for their shares of Crawford Bancorp Common
                               Stock. See "PROPOSED MERGER -- Resale of First
                               Financial Common Stock by Crawford Bancorp
                               Affiliates".

Comparative Shareholder        The rights of shareholders of First Financial
Rights                         and Crawford Bancorp differ in some respects.
                               Upon consummation of the Merger, shareholders of Crawford Bancorp who receive First Financial
                               Common Stock will take such stock subject to its terms and conditions. See "COMPARISON OF COMMON
                               STOCK".

Trading Market for             There presently is no established public
Common Stock                   trading market for shares of Crawford Bancorp
                               Common Stock. Shares of First Financial Common
                               Stock are traded in the over-the-counter market and stock prices are reported on the NASDAQ
                               National Market System. The closing price of
                               First Financial Common Stock, as reported by the NASDAQ National Market System, was $32.00 per share on December 14, 1995, the business day before the Merger was publicly announced, and was $32.00 per share on April 30, 1996. Assuming the
                               Merger had been consummated on April 30, 1996, Crawford Bancorp shareholders entitled to receive
                               First Financial Common Stock would have received, in exchange for all of the shares of Crawford
                               Bancorp Common Stock, shares of First Financial
                               Common Stock having a total cash value of $19,104,000, which represents $120.00 per share of Crawford Bancorp Common Stock (including cash received in lieu of any fractional share interest). See "COMPARATIVE PER SHARE DATA".

             SUMMARY OF SELECTED FINANCIAL DATA -- FIRST FINANCIAL
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

     The following summary sets forth selected consolidated financial information relating to First Financial. This information should be read in conjunction with the financial statements and notes incorporated herein by reference.

                                                        TWELVE MONTHS ENDED DECEMBER 31,
                                            --------------------------------------------------------
                                            1995         1994        1993         1992         1991
                                            ----         ----        ----         ----         ----
Results of Operations
- ---------------------
 Net interest income                   $  103,315   $   88,622   $   88,215   $   92,550   $   92,239
   (fully taxable equivalent basis)        48,630       47,425       46,986       48,558       41,038
 Net interest income                        2,263        2,584        2,494        3,918        4,056
 Provision for loan losses
 Net interest income after                 46,367       44,841       44,492       44,640       36,982
   provision for loan losses                7,289        6,814        7,080        6,035        5,970
 Total other income                        35,592       34,829       34,259       32,819       29,148
 Total other expenses                      18,064       16,826       17,313       17,856       13,804
 Income before income tax expense          13,274       12,305       12,922       12,472        9,696
 Net income

Year-End Balances
- -----------------
 Total assets                           1,443,625    1,260,084    1,241,868    1,225,114    1,111,728
 Total loans                              823,667      797,051      738,824      684,222      606,527
 Total deposits                         1,073,548      993,366      996,808      978,839      946,273
 Shareholders' equity                     130,058      112,553      110,777       95,818       85,599

Per Share Data (1)
- ------------------
 Net income - primary                        2.30         2.12         2.22         2.16         1.67
 Net income - fully diluted                  2.30         2.12         2.22         2.16         1.67
 Cash dividends paid                          .56          .52          .49          .44          .36
 December 31 book value                     22.61        19.42        19.04        16.53        14.79

Average Balances
- ----------------
 Total assets                           1,329,830    1,230,216    1,195,989    1,141,196    1,006,003
 Total loans                              822,401      704,750      699,161      635,837      581,498
 Total deposits                         1,063,262    1,078,961      965,056      957,905      876,044
 Total shareholders' equity               120,799      111,228      100,353       89,968       81,246

Financial Ratios (1)
- ----------------
 Return on average assets                    1.00%        1.00%        1.08%        1.10%         .96%
 Return on average shareholders'
   equity                                   10.99        11.06        12.88        13.86        11.93
 Average earning assets to average
   total assets                              9.39         9.38         9.39         9.35         9.28
 Allowance for loan losses as % of
   total loans                               1.22         1.21         1.22         1.43         1.38
 Dividend payout ratio                      24.38        24.73        22.24        20.43        21.54
 Average shareholders' equity to             9.08         9.04         8.39         7.89         8.08
   average assets
 Total equity to total assets                9.01         8.93         8.92         7.82         7.70

(1) Adjusted for 5% stock dividend in 1995

                                     -xiv

             SUMMARY OF SELECTED FINANCIAL DATA -- CRAWFORD BANCORP
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

     The following summary sets forth selected consolidated financial information relating to Crawford Bancorp. This information should be read in conjunction with the financial statements and notes included herein.

                                                 TWELVE MONTHS ENDED DECEMBER 31,
                                       ---------------------------------------------------
                                         1995        1994       1993       1992       1991
                                         ----        ----       ----       ----       ----
Results of Operations
- ---------------------
 Net interest income                   $  3,682    $ 3,817    $ 3,960    $ 3,963    $ 3,330
   (fully taxable equivalent basis)       3,556      3,693      3,861      3,878      3,263
 Net interest income                        300         90        120        150        150
 Provision for loan losses
 Net interest income after                3,256      3,603      3,741      3,728      3,113
   provision for loan losses                633        569        504        483        481
 Total other income                       3,099      2,787      2,747      2,729      2,389
 Total other expenses
 Income before income tax
   expense and change in accounting         790      1,384      1,498      1,483      1,206
   method/extraordinary items               623      1,020      1,072      1,051        953
 Net income

Year-End Balances
- -----------------
 Total assets                          $102,682    $96,291    $98,189    $95,557    $92,067
 Total loans                             55,849     59,988     57,381     52,148     52,710
 Total deposits                          89,933     84,354     86,331     85,294     83,019
 Shareholders' equity                    10,017      9,456      8,845      8,011      7,177

Per Share Data (1)
- -----------------
 Net income - primary                  $   3.91    $  6.41    $  6.74    $  6.56    $  5.89
 Net income - fully diluted                3.91       6.41       6.74       6.56       5.89
 Cash dividends paid                       2.00       2.00       1.50       1.00        .90
 December 31 book value                   62.92      59.40      55.56      50.32      45.08

Average Balances
- ----------------
 Total assets                          $ 97,373    $97,624    $95,471    $92,697    $86,146
 Total loans                             59,158     59,233     53,521     50,989     45,806
 Total deposits                          84,776     86,309     84,237     83,293     77,155
 Total shareholders' equity               9,745      9,164      8,402      7,460      6,672

Financial Ratios (1)
- ----------------
 Return on average assets                   .64%      1.04%      1.12%      1.13%      1.11%
 Return on average shareholders'
  equity                                   6.38      11.13      12.76      14.09      14.28
 Average earning assets to average
  total assets                            95.19      95.53      95.43      94.80      95.20
 Allowance for loan losses as % of
  total loans                               .95       1.48       1.68       1.65       1.60
 Dividend payout ratio                    51.14      31.22      22.27      15.15      15.29
 Average shareholders' equity to
  average assets                          10.01       9.39       8.80       8.05       7.74
 Total equity to total assets              9.76       9.82       9.01       8.38       7.80

(1) Adjusted for 2 for 1 stock split in 1993






                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                              RECENT DEVELOPMENTS

     Summarized below is certain selected financial data for Crawford Bancorp at March 31, 1996, and for the three months ended March 31,1996 and 1995. Information at and for each of the periods presented is unaudited. In the opinion of management of Crawford Bancorp, all adjustments necessary for a fair presentation of results for or at such periods have been included. The results of operations and other data for the three month period ended March 31, 1996, are not necessarily indicative of the results for the year ending December 31, 1996.

                                                                            THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                             1996         1995
                                                                             ----         ----
                                                                               (IN THOUSANDS)
Selected Results of Operations:
Net interest income (fully taxable equivalent basis)                    $    884        $    814
Net interest income                                                          853             828
Provision for loan losses                                                    105              30
Net interest income after provision for loan losses                          748             855
Total other income                                                           146             148
Total other expenses                                                         834             694
Income before income tax expense                                              60             309
Net income                                                                    57             221

                                                                       MARCH 31,      DECEMBER 31,
                                                                         1996            1995
                                                                         ----            ----
                                                                            (IN THOUSANDS)
Selected balance sheet data:
Total assets                                                            $101,903        $102,682
Total investment securities                                               31,845          28,880
Total loans                                                               54,121          55,849
Allowance for loan losses                                                   (541)           (529)
Noninterest-bearing deposits                                               7,435           7,684
Interest-bearing deposits                                                 82,192          82,249
Shareholder's equity                                                       9,964          10,017

                                                                             THREE MONTHS ENDED
                                                                                   MARCH 31,
                                                                              1996        1995
                                                                              ----        ----
Per Share Data:
Net Income                                                                  $    .36     $   1.39
Book value at end of period                                                    65.29        61.18

     Crawford Bancorp's net income for the first quarter ended March 31, 1996, declined to $57,000 compared to $221,000 for the comparable quarter of 1995. The primary reasons for the 74% decrease in 1996 earnings were higher loan losses and operating costs. The higher operating costs are related to two new banking facilities opened in late 1995. Earnings per share for the three months ended March 31, 1996, were $.36 per share compared to $1.39 for the comparable quarter of 1995.

     The provision for loan losses for the first quarter of 1996 was $105,000 compared to a provision for only $30,000 for the same quarter in 1995. The higher provision in 1996 was necessary because the Bank recognized loan charge-offs totaling $125,000 at its recently opened facility in Oblong, Illinois. Although they continue to resolve problem loans at the Oblong facility, Crawford Bancorp's management believes that loan losses for the remainder of 1996 should decrease substantially from first quarter levels. However there can be no assurances that such improvements will occur. At March 31, 1996, the allowance for loan losses stood at $541,000 or 1.00% of total loans compared to $529,000 or .95% at December 31, 1995.

     Other operating expenses for the quarter ended March 31, 1996, totaled $843,000 compared to $694,000 for the comparable quarter of 1995. The higher 1996 expenses include $83,000 for amortization of the premium paid to acquire deposits of another financial institution prior to opening the Sumner facility. There was no comparable expense in the first quarter of 1995. Additional expenses incurred in the first quarter of 1996 related to the increased personnel and facilities related costs of the Oblong facility opened in December 1995 and the Sumner facility opened in October 1995. Crawford Bancorp also incurred approximately $33,000 of additional professional fees in the first quarter of 1996 related to the merger with First Financial.



                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                                    -xviii-

        PROSPECTUS                                          PROXY STATEMENT
            OF                                                     OF
FIRST FINANCIAL CORPORATION                               CRAWFORD BANCORP, INC.

                        _______________________________

                        SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                             CRAWFORD BANCORP, INC.

                          TO BE HELD ON JUNE ___, 1996
                        _______________________________


                              GENERAL INFORMATION

     This Proxy Statement is furnished to the shareholders of Crawford Bancorp in connection with the solicitation by the Board of Directors of proxies for use at the Special Meeting of Shareholders to be held on June ___, 1996, at the main office of Crawford Bancorp, located at 108 West Main Street, Robinson, Illinois 62454. This Proxy Statement is first being mailed to shareholders of Crawford Bancorp on May 14, 1996.

     The purposes of the Special Meeting of Shareholders are to (1) consider and vote upon the Agreement, under the terms of which Crawford Bancorp will merge with and into First Financial and each outstanding share of the Crawford Bancorp Common Stock will be converted into the right to receive 3.75 shares of First Financial Common Stock subject to adjustment, if any, in accordance with the terms of the Agreement, and (2) transact such other business which may properly be presented at the Special Meeting or any adjournment thereof. See "PROPOSED MERGER - Exchange of Crawford Bancorp Common Stock".

     The affirmative vote of the holders of at least two-thirds of the outstanding shares of Crawford Bancorp Common Stock is required for approval of the Agreement. Only holders of Crawford Bancorp Common Stock of record at the close of business on March 31, 1996 ("Record Date") are entitled to notice of, and to vote at, the Special Meeting. There were 159,200 shares of Crawford Bancorp Common Stock outstanding on the Record Date, which were held of record by approximately 125 shareholders. For each matter to be voted on at the Special Meeting, each share of Crawford Bancorp Common Stock is entitled to one vote.

     The cost of soliciting proxies will be borne by Crawford Bancorp. In addition to use of the mails, proxies may be solicited personally or by telephone or telegraph by directors, officers and certain employees of Crawford Bancorp, who will not be specially compensated for such soliciting.

     The shares represented by proxies properly signed and returned will be voted at the Special Meeting as instructed by the shareholders of Crawford Bancorp giving the proxies. In the absence of specific instructions to the contrary, proxies will be voted FOR approval of the Agreement described in this
                                ---
Proxy Statement and in accordance with the recommendation of the Board of Directors of Crawford Bancorp with respect to any other matter which may properly be presented at the Special Meeting. Any shareholder giving a proxy has the right to revoke it at any time before it is exercised. Therefore, execution of a proxy will not affect a shareholder's right to vote in person if he or she attends the Special Meeting. Revocation may be made by a later dated proxy delivered to Crawford Bancorp, by written notice received by the Cashier of Crawford Bancorp prior to the Special Meeting, or by written notice delivered to the Cashier of Crawford Bancorp at the Special Meeting. To be effective, any revocation must be received before the proxy is exercised.

                                PROPOSED MERGER

     At the Special Meeting, the shareholders of Crawford Bancorp will consider and vote upon the Agreement, certain features of which are summarized below. The following summary of certain aspects of the Agreement does not purport to be a complete description of the terms and conditions of the Agreement and is qualified in its entirety by reference to the Agreement, which is attached to this Proxy Statement as Appendix A and is incorporated herein by reference.

DESCRIPTION OF THE MERGER

     Under the terms of the Agreement, Crawford Bancorp will combine with First Financial through a statutory merger. First Financial will be the surviving corporation in the Merger and, on the effective date of the Merger, the separate corporate existence of Crawford Bancorp will cease. At that time, the Bank, the wholly-owned subsidiary of Crawford Bancorp, will become a wholly-owned subsidiary of First Financial.

     As of December 31, 1995, Crawford Bancorp had consolidated assets of $103 million, consolidated deposits of $90 million, consolidated shareholders' equity of $10 million and consolidated net income for the year then ended of $623 thousand. Based upon the pro forma financial information included elsewhere in this Proxy Statement and assuming that the Merger had been consummated on December 31, 1995, Crawford Bancorp represented as of such date 6.64% of the consolidated assets of First Financial, 7.73% of its consolidated deposits, 7.15% of its consolidated shareholders' equity and, for the year then ended, 4.48% of its consolidated net income. See "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION".

BACKGROUND OF AND REASONS FOR THE MERGER

     Until recently, Indiana and Illinois banking laws prohibited banks located in Indiana and Illinois from expanding outside of their home counties. The changes since the prohibition was eliminated have been swift, first permitting in-state acquisitions by bank holding companies, then permitting regional interstate acquisitions, and currently permitting virtual nationwide expansion opportunities. These developments stimulated aggressive acquisition activity among financial institutions located in Indiana and neighboring states, resulting in the entry of large bank holding companies into virtually every attractive market in the midwestern United States. Moreover, developments and deregulation in the financial services industry generally have led to further increases in competition for bank services.

     In response to these competitive and regulatory factors and after evaluation of financial, economic, legal and market considerations, the Board of Directors of Crawford Bancorp approved the Merger as being in the best interests of Crawford Bancorp and its shareholders. Discussions concerning whether to remain independent or whether to pursue a merger with another financial institution were a frequent topic among the directors of Crawford Bancorp. Discussions regarding a possible merger between First Financial and Crawford Bancorp began in March, 1995 when Mr. Donald E. Smith, President of First Financial submitted a letter to Crawford Bancorp formally expressing its interest in merging with Crawford Bancorp through a tax-free reorganization. In April, 1995 the Board of Directors of Crawford Bancorp engaged Austin Associates, Inc. ("Austin") to assist the Board of Directors in evaluating the potential sale of Crawford Bancorp. Austin met with the Board of Directors in June, 1995 at which time the Board of Directors determined not to pursue the sale of Crawford Bancorp. During July, 1995, the Board of Directors of Crawford Bancorp was made aware of inquiries and possible transactions in Crawford Bancorp's stock, and decided to reevaluate the decision not to sell Crawford Bancorp. The Board of Directors decided to contact Austin in order for it to initiate the process of contacting prospective purchasers, including First Financial. The discussions continued intermittently through the following months.

     The Board of Directors of Crawford Bancorp met with Austin on November 3, 1995, to consider five (5) merger proposals, including one from First Financial. At such meeting, the Board of Directors authorized Crawford Bancorp's management to pursue further negotiations on three of the five proposals, which included the proposal from First Financial. The negotiations included the exchange of additional information and presentations to the Board of Directors of Crawford Bancorp. On December 12, 1995, the Board of Directors of Crawford Bancorp authorized Crawford Bancorp's management to accept First Financial's offer of acquisition. On December 15, 1995, the parties executed a non-binding written letter of intent. After a business investigation by First Financial and Crawford Bancorp of each other, the parties executed a definitive merger agreement on March 8, 1996. In determining to pursue the Merger, the Board of Directors of Crawford Bancorp specifically considered financial, managerial and other information regarding First Financial and its subsidiaries. In particular, the Board of Directors of Crawford Bancorp evaluated First Financial's and Crawford Bancorp's respective businesses, financial condition, reputation and future prospects. The earnings history and stock performance of First Financial were carefully reviewed and discussed with Austin with a view towards the investment potential for shareholders of Crawford Bancorp.

     Among other items considered in this evaluation were the prospects of Crawford Bancorp and First Financial, as separate institutions and as combined; the compatibility of First Financial's subsidiary banks' markets to that of Crawford Bancorp's market; the anticipated tax-free nature of the Merger to the shareholders of Crawford Bancorp receiving solely First Financial Common Stock in exchange for their shares of Crawford Bancorp Common Stock; the possibility of increased liquidity through ownership of First Financial Common Stock as compared to Crawford Bancorp Common Stock because First Financial Common Stock is traded in the over-the-counter market and share prices are reported on the NASDAQ National Market System; the timeliness of a merger given the state of the economy and the stock markets as well as anticipated trends in both; regulatory requirements; relevant price information involving recent comparable bank acquisitions which occurred in the midwest United States; and an analysis of alternatives to Crawford Bancorp merging with First Financial, including other potential acquirors. In addition, the Board of Directors considered the opinion of Austin indicating that the consideration to be received by Crawford Bancorp's shareholders under the Agreement is fair from a financial perspective.

     The Board of Directors of Crawford Bancorp also considered the impact of the Merger on Crawford Bancorp's and the Bank's customers and employees and the communities served by the Bank. First Financial's historical practice of retaining employees of acquired institutions with competitive salary and benefit programs was considered, as was the opportunity for training, education, growth and advancement of the Bank's employees within First Financial or one of its subsidiaries. The Board of Directors of Crawford Bancorp examined First Financial's continuing commitment to the communities served by institutions previously acquired by First Financial. Further, from the standpoint of the Bank's customers, it was anticipated that more products and services would become available because of First Financial's greater resources.

     Based upon the foregoing factors, the Board of Directors of Crawford Bancorp concluded that it was advantageous to merge with First Financial. The importance of the various factors relative to one another cannot be precisely determined or stated.

OPINION OF FINANCIAL ADVISOR TO CRAWFORD BANCORP

     Austin has delivered its written opinion to the Board of Directors of Crawford Bancorp that as of May _____, 1996, the consideration provided for in the Agreement is fair, from a financial point of view, to the holders of Crawford Bancorp Common Stock.

     Austin was engaged by Crawford Bancorp's Board of Directors to advise it as to the fairness of the consideration, from a financial perspective, to be paid by First Financial to Crawford Bancorp shareholders under the Agreement. Austin is an investment banking firm based in Toledo, Ohio. As a part of its investment banking business, Austin is regularly engaged in reviewing the fairness of bank acquisitions from a financial perspective and in the valuation of banks and other business and their securities in connection with mergers, acquisitions, estate settlements and other transactions. Austin was selected by the Board of Directors of Crawford Bancorp based upon Austin's familiarity with the market for stock of Illinois financial institutions and their knowledge of the banking industry generally.

     The full text of Austin's fairness opinion ("Opinion"), dated May _____, 1996, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix C to this Proxy Statement. Crawford Bancorp shareholders are urged to read the Opinion in its entirety. Austin has not made or sought to obtain appraisals of Crawford Bancorp's assets in rendering the Opinion. Neither Crawford Bancorp nor First Financial placed any limitations upon Austin with respect to the investigations made or procedures followed by Austin in rendering the Opinion. The Opinion is directed solely to the Board of Directors of Crawford Bancorp and concerns only the consideration provided for in the Agreement and does not constitute a recommendation to any of Crawford Bancorp's shareholders as to how such shareholder should vote at the Special Meeting. The summary of the Opinion set forth in this Proxy Statement is qualified in its entirely by reference to the full text of the Opinion included in Appendix C hereto.

     Austin has provided the following disclosures to Crawford Bancorp for inclusion in this Proxy Statement:

     Austin is a recognized investment banking firm regularly engaged in the valuation of financial institutions and other businesses and their securities in connection with mergers and acquisitions and in valuation for estate, corporate and other purposes. Crawford Bancorp selected Austin to act as Crawford Bancorp's financial adviser in connection with the Merger on the basis of its reputation and qualifications in evaluating financial institutions.

     Austin has rendered a written opinion to the Board of Directors of Crawford Bancorp to the effect that the terms of the Merger are fair from a financial point of view to the shareholders of Crawford Bancorp as of the date of the opinion. A copy of Austin's fairness opinion is attached as Appendix C to this Proxy Statement-Prospectus and should be read in its entirety. Austin based its opinion upon, among other things: (1) a comparison of the financial statements and other financial information concerning Crawford Bancorp and First Financial set forth or incorporated by reference in this Proxy Statement-Prospectus; (2) certain other financial information concerning Crawford Bancorp, including, but not limited to, operating budgets and loan loss reserve adequacy reports; (3) financial and share price data of Crawford Bancorp, First Financial and comparable banking organizations; (4) the financial terms, to the extent publicly available, of certain comparable transactions; (5) the terms of certain other proposals received by Crawford Bancorp from other banking institutions; and (6) discussions with the management of Crawford Bancorp and First Financial.

     The terms of the Agreement were determined by First Financial and Crawford Bancorp and their representatives, after arm's-length negotiations between the parties. Austin participated in the negotiations on behalf of Crawford Bancorp.

     In connection with rendering its opinion, Austin performed a variety of financial analyses, which are summarized below. Austin believes its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying the Austin opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description. In its analyses, Austin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond Crawford Bancorp's and First Financial's control. Any estimates contained in Austin's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than the estimates.

     PRELIMINARY APPRAISAL OF CRAWFORD BANCORP. Austin completed a preliminary appraisal of Crawford Bancorp as of March 31, 1995, which was presented to the Board of Directors of Crawford Bancorp in June of 1995. Austin estimated that a reasonable sale of control value for Crawford Bancorp would range from $14.5 million to $15.5 million, or approximately $91 to $97 per share.

     THE PROCESS FOR SOLICITING INDICATIONS OF INTEREST FROM OTHER BANK HOLDING COMPANIES. After analysis and discussions between Austin and Crawford Bancorp, fifteen banking organizations were contacted to determine their potential interest in acquiring Crawford Bancorp. Of the organizations contacted, eight requested confidential information packages which provided detailed information regarding the business and operations of Crawford Bancorp. Each organization provided information was requested to submit a specific proposal to acquire Crawford Bancorp. Austin pursued discussions with each organization that had requested the confidential information. As a result of this process, five organizations submitted proposals to acquire Crawford Bancorp. The Crawford Bancorp Board selected the First Financial proposal after extensive deliberation and negotiation.

     COMPARATIVE PRICE ANALYSIS. In determining whether the price offered by First Financial for Crawford Bancorp was fair, from a financial point of view, to the shareholders of Crawford

Bancorp, Austin reviewed a comparison of prices paid in selected sale of control transactions announced in Illinois for banks having assets of between $66 million and $118 million. The seven transactions had an average price to book value ratio of 167 percent and a price to earnings multiple of 14.1 times. The median multiples were 163 percent of book value and 14.3 times earnings. The market value of consideration to be received by Crawford Bancorp shareholders in the Merger is estimated at 185 percent of Crawford Bancorp's book value at December 31, 1995, based on an exchange ratio of 3.75 shares of First Financial Common Stock, subject to payment in cash for fractional shares and adjustment under certain circumstances, and based on a recent First Financial market price of $31 per share. The market value of the consideration is further estimated to equal 29.7 times Crawford Bancorp's consolidated earnings per share for the year ended December 31, 1995.

     CONTRIBUTION ANALYSIS. Austin compared the pro forma ownership interest in First Financial that Crawford Bancorp shareholders would receive, in the aggregate, to the contribution by Crawford Bancorp to the total assets, equity and net income in the combined organization. Assuming a December 31, 1995 Closing Date for the Merger, Crawford Bancorp shareholders would own approximately 9.4 percent of First Financial on a pro forma basis. Crawford Bancorp's contribution of total assets would equal 6.6 percent, the contribution of equity would equal 7.2 percent, and the contribution of 1995 net income would have equaled 4.5 percent.

     DILUTION ANALYSIS. Austin also reviewed the pro forma effect of the Merger to Crawford Bancorp's and First Financial's December 31, 1995 earnings per share and book value per share. Crawford Bancorp recorded earnings per share of $3.91 and a book value of $62.92 per share as of December 31, 1995. Giving effect to the Merger as of year end 1995, the equivalent Crawford Bancorp earnings per share would have equaled $8.18, an increase of 109 percent over actual results. Book value per share would have increased to $82.73 per share, an increase of 31 percent over actual book value. Giving effect to the Merger, First Financial's book value per share would have been diluted by $.55 or 2.4 percent, and earnings per share would have been diluted by $.12 or 5.1 percent.

     DIVIDENDS. Austin reviewed the current cash dividends paid by Crawford Bancorp and First Financial. Based on the exchange ratio of 3.75 First Financial shares for each share of Crawford Bancorp, equivalent dividends to Crawford Bancorp shareholders would have been $2.10 in 1995, a 5 percent increase over actual dividends received by Crawford Bancorp shareholders of $2.00 per share.

     The summary set forth above does not purport to be a complete description of the analyses performed by Austin. Further, Austin did not conduct a physical inspection of any of the properties or assets of Crawford Bancorp or First Financial. Austin has assumed and relied upon the accuracy and completeness of the financial and other information provided to it or publicly available, has relied upon the representations and warranties of Crawford Bancorp and First Financial made pursuant to the Agreement, and has not independently attempted to verify any of such information. Austin has also assumed that the conditions to the Merger as set forth in the Agreement would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement. No limitations were imposed by Crawford Bancorp or First Financial on the scope of Austin's investigation nor were any specific instructions given to Austin in connection with its fairness opinion.

     For Austin's services as financial advisor, Crawford Bancorp will pay the firm a fee of $20,000, plus a contingent amount equal to 1.00 percent of the transaction value when the Merger is consummated. In addition, Crawford Bancorp has agreed to reimburse Austin for reasonable out-of-pocket expenses and indemnify Austin against certain liabilities, including liabilities under the securities laws.

     THE FULL TEXT OF AUSTIN'S WRITTEN OPINION DATED MAY _____, 1996, WHICH SETS FOR THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON ITS REVIEW, IS ATTACHED HERETO AS APPENDIX C. HOLDERS OF SHARES OF CRAWFORD BANCORP COMMON STOCK ARE URGED TO AND SHOULD READ SUCH OPINION IN ITS ENTIRETY.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS OF CRAWFORD BANCORP HAS CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CRAWFORD BANCORP APPROVE THE AGREEMENT.

EXCHANGE OF CRAWFORD BANCORP COMMON STOCK

     Under the terms of the Agreement, shareholders of record of Crawford Bancorp upon consummation of the Merger will be entitled to receive 3.75 shares of First Financial Common Stock ("Exchange Ratio") subject to adjustment, if any, for stock splits, stock dividends or any similar recapitalization of First Financial and for changes in the price of First Financial Common Stock as reported by the NASDAQ National Market System. If the market value of First Financial's Common Stock is less than $29.50 per share, each share of Crawford Bancorp Common Stock will be exchanged for First Financial Common Stock with a market value of no less than $110.62 ($29.50 x 3.75) per share; provided, however, that if the market value of First Financial's Common Stock is less than $27.00 per share, First Financial may terminate the Agreement in accordance with
Section 9 of the Agreement. See "PROPOSED MERGER -- Termination". Adjustments to the Exchange Ratio are described in detail in the Agreement attached hereto as Appendix A. As of April 30, 1996, the closing price of First Financial Common Stock was $32.00 per share, as reported by the NASDAQ National Market System. If the Merger had been consummated on that date, the number of shares of First Financial Common Stock exchanged in the Merger would have been 597,000, with an aggregate value of approximately $19,104,000.

     No fractional shares of First Financial Common Stock will be issued to shareholders of Crawford Bancorp in connection with the Merger. Each shareholder of Crawford Bancorp who otherwise would be entitled to a fractional interest in a share of First Financial Common Stock as a result of the Exchange Ratio will be paid a cash amount equal to such fractional interest multiplied by the average of the per share closing prices of First Financial Common Stock as reported on the NASDAQ National Market System for the ten (10) trading days immediately preceding the five (5) calendar days immediately prior to the effective date of the Merger.

     After the effective date of the Merger, stock certificates previously representing Crawford Bancorp Common Stock will represent only the right to receive shares of First Financial Common Stock and cash for any fractional shares. Following the effective date of the Merger and prior to the surrender by holders of Crawford Bancorp of their stock certificates to First Financial in exchange for First Financial Common Stock, such holders will not be entitled to receive payment of dividends or other distributions declared on shares of First Financial Common Stock. Upon the subsequent exchange of such certificates, however, any accumulated dividends or other distributions previously declared and withheld on the shares of First Financial Common Stock will be paid, without interest. At the effective date of the Merger, the stock transfer books of Crawford Bancorp will be closed and no transfers of shares of Crawford Bancorp Common Stock will thereafter be made. If, after the effective date of the Merger, certificates representing shares of Crawford Bancorp Common Stock are presented for registration or transfer, they will be canceled and exchanged for shares of First Financial Common Stock or cash, as the case may be.

     Distribution of stock certificates representing shares of First Financial Common Stock and any cash payment for fractional shares (without interest) will be made, after the effective date of the Merger, to each former shareholder of Crawford Bancorp within twenty (20) business days following the shareholder's delivery to First Financial of his or her certificate(s) representing shares of Crawford Bancorp Common Stock. Instructions as to delivery of stock certificates of Crawford Bancorp to First Financial will be mailed to each shareholder of Crawford Bancorp within twenty (20) days following the effective date of the Merger.

RIGHTS OF DISSENTING SHAREHOLDERS OF CRAWFORD BANCORP

     The Illinois Business Corporation Act of 1983, as amended ("IBCA") provides shareholders of merging corporations with certain dissenters' rights. The dissenters' rights of shareholders of Crawford Bancorp are set forth in Section
11.65 of the IBCA, a copy of which is attached to this Proxy Statement as Appendix B. Shareholders will not be entitled to dissenters' rights absent a strict compliance with the procedures of Illinois law.

     Section 11.70 of the IBCA provides that shareholders of Crawford Bancorp have the right to demand payment for the fair market value of their shares of Crawford Bancorp Common Stock immediately before the Merger becomes effective. To claim its right, the shareholder must:

     (a) deliver to Crawford Bancorp before the vote is taken a written demand for payment for the shareholder's shares if the Merger is effectuated, and

     (b)  not vote in favor of the Merger in person or by proxy.

Dissenting shareholders must send their written notice to Jerry L. Bailey, President, Crawford Bancorp, Inc., 108 W. Main Street, Robinson, Illinois 62454.

     If the Merger is approved by the shareholders of Crawford Bancorp, First Financial will send a statement to those shareholders satisfying the above conditions with ten (10) days of the effective date of the Merger or thirty (30) days after the shareholder delivers his or her written demand for payment, whichever is later. The statement shall set forth the opinion of First Financial as to the estimated fair value of shares, Crawford's latest balance sheet as of the end of the fiscal year ending not earlier than 16 months before delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to First Financial of the share certificates or other evidence of ownership with respect to such shares. The notice will state the procedures the dissenting shareholder thereafter must follow to exercise dissenters' rights in accordance with Illinois law.

     A Crawford Bancorp shareholder who is sent such a statement and does not agree with the opinion of First Financial as to the estimated fair value of the Crawford Bancorp shares must notify First Financial in writing within thirty
(30) days from the delivery of First Financial's statement of value of the shareholder's estimate of the fair value of the Crawford Bancorp shares and demand payment for the difference between the shareholder's estimated value of the Crawford Bancorp shares and the amount of the payment offered by First Financial.

     If, within sixty (60) days from the delivery to Crawford Bancorp of the shareholder notification of estimate of fair value of the Crawford Bancorp shares, First Financial and the dissenting shareholder have not agreed in writing upon the fair value of the Crawford Bancorp shares, First Financial shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or principal office of First Financial is located, requesting the court to determine the fair value of the shares and interest due.

     Crawford Bancorp shareholders who do not notify First Financial of their fair value estimate and demand payment as required and within applicable time periods are considered to have voted the shareholders' shares of Crawford Bancorp stock in favor of the Merger and are not entitled to receive payment for shares under 11.70 of the IBCA.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS ADDRESSES ALL MATERIAL FEATURES OF THE APPLICABLE DISSENTERS' RIGHTS STATUTES, UNDER THE LAWS OF THE STATE OF ILLINOIS BUT DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE STATUTORY PROVISIONS ATTACHED HERETO AS APPENDIX B.

     SHAREHOLDERS' FAILURE TO COMPLY WITH THE STATUTORY REQUIREMENTS FOR EXERCISING DISSENTERS' RIGHTS WILL RESULT IN A LOSS OF SUCH RIGHTS, AND SHAREHOLDERS WHO MAY WISH TO EXERCISE DISSENTERS' RIGHTS SHOULD CONSIDER SEEKING LEGAL COUNSEL.

RESALE OF FIRST FINANCIAL COMMON STOCK BY CRAWFORD BANCORP AFFILIATES

     No restrictions on the sale or transfer of the shares of First Financial Common Stock issued pursuant to the Merger will be imposed solely as a result of the Merger, other than restrictions on the transfer of such shares issued to any shareholder of Crawford Bancorp who may be deemed to be an "affiliate" of Crawford Bancorp for purposes of Rule 145 under the Securities Act. Directors, executive officers and 10% shareholders generally are deemed to be affiliates for purposes of Rule 145.

     The Agreement provides that Crawford Bancorp will provide First Financial with a list identifying each affiliate of Crawford Bancorp. The Agreement also requires that each affiliate of Crawford Bancorp deliver to First Financial, on or prior to the effective date of the Merger, a written agreement to the effect that such affiliate (i) has not sold, pledged, transferred, disposed of or otherwise reduced the affiliate's market risk with respect to the shares of Crawford Bancorp

Common Stock directly or indirectly owned or held by such person during the thirty (30) day period prior to the effective date, and (ii) will not sell, pledge, transfer or otherwise dispose of or reduce the affiliate's market risk with respect to the shares of First Financial Common Stock to be received by such person pursuant to the Agreement (A) until such time as financial results covering at least thirty (30) days of combined operations of Crawford Bancorp and First Financial have been published within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies, and (B) unless done pursuant to an effective registration statement under the Securities Act or pursuant to Rule 145 or another exemption from the registration requirements under the Securities Act. The certificates representing First Financial Common Stock issued to affiliates of Crawford Bancorp in the Merger may contain a legend indicating these resale restrictions.

     This is only a general statement of certain restrictions regarding the sale or transfer of the shares of First Financial Common Stock to be issued in the Merger. Therefore, those shareholders of Crawford Bancorp who may be deemed to be affiliates of Crawford Bancorp should consult with their legal counsel regarding the resale restrictions that may apply to them.

CONDITIONS TO CONSUMMATION

     Consummation of the Merger is conditioned upon, among other items, (1) approval of the Agreement by the affirmative vote of the holders of at least two thirds of the outstanding shares of Crawford Bancorp Common Stock, (2) receipt by First Financial and Crawford Bancorp of all applicable regulatory approvals required for the Merger, (3) receipt of an opinion of counsel with respect to certain federal income tax matters, (4) receipt by First Financial of certain undertakings from affiliates of Crawford Bancorp, (5) receipt by First Financial of an agreement signed by each director of Crawford Bancorp, pursuant to which each director agrees to vote, or cause to be voted, all shares of Crawford Bancorp Common Stock held by the director, or over which the director holds a proxy, in favor of the Merger, (6) receipt by First Financial and Crawford Bancorp of certain officers' certificates and other legal opinions, (7) the accuracy at the effective date of the Merger of representations and warranties contained in the Agreement, and (8) the fulfillment of certain covenants set forth in the Agreement. The conditions to consummation of the Merger, which are more fully enumerated in the Agreement, are requirements subject to unilateral waiver by the party entitled to the benefit of such conditions, as set forth in the Agreement. See "PROPOSED MERGER -- Resale of First Financial Common Stock by Crawford Bancorp Affiliates", "-- Regulatory Approvals", "FEDERAL INCOME TAX CONSEQUENCES" and Appendix A.

TERMINATION

     The Agreement may be terminated before consummation of the Merger by First Financial if, among other reasons, (1) it cannot utilize the pooling-of-interests method of accounting for the Merger, (2) there has been a material misrepresentation or a breach of any warranty set forth in the Agreement which Crawford Bancorp has failed to cure to the satisfaction of First Financial, (3) Crawford Bancorp or the Bank has breached or failed to comply with a covenant set forth in the Agreement, (4) consummation of the Merger has become inadvisable or impracticable due to the commencement or threat of any claim, litigation or proceeding against First Financial, Crawford Bancorp, the Bank or any officer or director of such entities relating to the Agreement or the Merger or which is likely to have a material adverse effect on the business, prospects, assets, capitalization, financial condition or results of operations of Crawford Bancorp, the Bank or First Financial, (5) there has been a material adverse change in the business, prospects, assets, capitalization, financial condition or results of operations of Crawford Bancorp or the Bank as of the effective date of the Merger as compared to that in existence as of December 31, 1995 or
(6) the market value of First Financial Common Stock is less than $27.00 per share. Crawford Bancorp may terminated the Agreement prior to the consummation of the Merger if, (1) there has been a misrepresentation or a breach of any warranty by or on the part of First Financial in its representations and warranties set forth in the Agreement which has had or would be expected to have a material adverse effect on the business, assets, capitalization, financial condition or results of operation of First Financial on a consolidated basis or
(2) there has been a breach of or failure to comply with any covenant set forth in the Agreement by First Financial. Either First Financial or Crawford Bancorp may terminate the Agreement prior to the Merger if, (1) consummation of the Merger has not occurred by September 30, 1996 or (2) a majority of the respective Boards of Directors of First Financial and Crawford Bancorp mutually agree in writing to terminate the Agreement. Upon termination for any of these reasons, the Agreement will be of no further force or effect. See Appendix A to this Proxy Statement.

RESTRICTIONS AFFECTING CRAWFORD BANCORP

     The Agreement contains a number of restrictions regarding the conduct of business of Crawford Bancorp pending consummation of the Merger. Among other items, Crawford Bancorp may not, without the prior written consent of First Financial, (1) change its capital stock accounts, (2) distribute or pay any dividends, except that Crawford Bancorp may pay a semi-annual cash dividend of no greater than One Dollar ($1.00) per share of common stock for each such dividend until the effective date of the Merger; provided, however, that no dividend may be paid during the semi-annual period in which the Merger is consummated if, during such semi-annual period, Crawford Bancorp's shareholders will become entitled to receive dividends on their shares of First Financial common stock received pursuant to the Agreement, (3) amend its Articles of Incorporation or By-Laws, (4) carry on its business other than substantially in the manner as conducted as of the date of the Agreement and in the ordinary course of business, or (5) merge, combine or sell Crawford Bancorp, except under certain limited circumstances. See Appendix A to this Proxy Statement.

REGULATORY APPROVALS

     The Merger requires the prior approval of the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act of 1956, as amended ("BHC Act") and the Illinois Commissioner of Banks and Trust Companies ("ICBT") under the Illinois Bank Holding Company Act of 1957. First Financial has filed applications with the Federal Reserve and the ICBT for their prior approval of the Merger.

     Approval of the Merger by the Federal Reserve and the ICBT is not to be interpreted as the opinion of these regulatory authorities that the Merger is favorable to the shareholders of Crawford Bancorp from a financial point of view or that those regulatory authorities have considered the adequacy of the terms of the Merger. An approval by the Federal Reserve or the ICBT in no way constitutes an endorsement or a recommendation of the Merger by such regulatory authorities.

ACCOUNTING TREATMENT FOR THE MERGER

     It is anticipated that the Merger will be accounted for as a "pooling-of-interests" transaction. Under this method of accounting, shareholders of First Financial and Crawford Bancorp will be deemed to have combined their existing voting common stock interests. See "SUMMARY OF SELECTED FINANCIAL DATA" and "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION".

     In order for the Merger to qualify for pooling-of-interests accounting treatment, among other items, 90% or more of the outstanding shares of Crawford Bancorp Common Stock must be exchanged for First Financial Common Stock. In the event the holders representing more than 10% of the outstanding shares of Crawford Bancorp Common Stock become entitled by the exercise of dissenters' rights or otherwise to receive cash instead of First Financial Common Stock, the Merger would not qualify for pooling-of-interests method of accounting and First Financial would have the right to terminate the Agreement. See "PROPOSED MERGER
- -- Rights of Dissenting Shareholders" and "PROPOSED MERGER -- Termination".

EFFECTIVE DATE

     The Merger will become effective at the close of business on the day specified in the Articles of Merger of Crawford Bancorp with and into First Financial as filed with the Indiana Secretary of State. The effective date of the Merger will occur on the last business day of the month following (1) the fulfillment of all conditions precedent to the Merger set forth in the Agreement and (2) the expiration of all waiting periods in connection with the bank regulatory applications filed for approval of the Merger, unless otherwise mutually agreed to by First Financial and Crawford Bancorp.

     First Financial and Crawford Bancorp currently anticipate that Merger will be consummated during the third quarter of 1996.

MANAGEMENT, PERSONNEL AND OPERATIONS AFTER THE MERGER

     First Financial will be the surviving corporation in the Merger and, upon consummation of the Merger, the separate corporate existence of Crawford Bancorp will cease. Upon consummation of the Merger, the Bank will continue as a wholly-owned subsidiary of First Financial. The Board of Directors of the Bank serving at the effective date of the Merger will serve as the Board of Directors of the Bank after the effective date of the Merger. In addition, First Financial may appoint one designee to the Board of Directors of the Bank. Following the effective date of the Merger, First Financial, as the sole shareholder of the Bank, will have the ability to elect the Board of Directors of the Bank. The officers of the Bank following consummation of the Merger will be the officers of the Bank serving at the effective date of the Merger until the Board of Directors of the Bank determines otherwise.

     Those persons who are officers or employees of the Bank as of the effective date of the Merger, provided that these persons continue as officers or employees of First Financial or any subsidiary of First Financial after the effective date of the Merger, will receive substantially the same employee benefits on substantially the same terms and conditions that First Financial may offer to similarly situated officers and employees of its banking subsidiaries from time to time. In addition, years of service of an officer or employee of the Bank prior to the effective date of the Merger will be credited to each such employee for purposes of eligibility under First Financial's employee welfare and pension benefit plans and for purposes of eligibility and vesting, but not for accrual or contributions, under the First Financial Corporation 401(k) Savings Plan ("Savings Plan"), the First Financial Corporation Employees' Pension Plan ("Pension Plan"), and the First Financial Employee Stock Ownership Plan ("ESOP").

     Those officers and employees of the Bank who otherwise meet the eligibility requirements of the Savings Plan, Pension Plan and ESOP, based upon their age and years of service to the Bank, will become participants thereunder on the first "plan entry date" (as defined in the Savings Plan, Pension Plan and ESOP) which coincides with or next follows the effective date of the Merger. Those officers and employees who do not meet the eligibility requirements of the Savings Plan, Pension Plan or ESOP on such date will become participants thereunder on the first plan entry date(s) under the Savings Plan, Pension Plan and ESOP, as the case may be, which coincides with or next follows the date on which such eligibility requirements are satisfied.

     First Financial will honor all contracts relating to compensation of any officers and employees of Crawford Bancorp or the Bank that were in effect as of the date of the Agreement and that remain in effect as of the effective date of the Merger. Further, First Financial has agreed to make severance payments to Jerry L. Bailey, President of the Bank, which payments are equal to his annual salary then in effect, in the event his employment with First Financial or any of its subsidiaries is terminated without cause within two (2) years following the effective date of the Merger.

                        FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes certain federal income tax aspects of the Merger. This discussion does not purport to cover all federal income tax consequences relating to the Merger and does not contain any information with respect to state, local or other tax laws.

TAX OPINION

     First Financial and Crawford Bancorp have requested the law firm of Krieg DeVault Alexander & Capehart to render an opinion that the Merger constitutes a tax-free reorganization and, with respect to certain federal income tax consequences of the Merger, substantially to the effect that the merger to be effected constitutes a tax-free reorganization under the Internal Revenue Code of 1986, as amended ("Code") to each party thereto and to the shareholders of Crawford Bancorp, except with respect to cash received by Crawford Bancorp's shareholders (i) for fractional share interests of First Financial Common Stock or (ii) pursuant to the exercise of dissenters' rights.

     The opinion rendered by Krieg DeVault Alexander & Capehart will be based upon the assumption of certain facts to be stated in the opinion. Under the Agreement, the obligations of each of First Financial and Crawford Bancorp to consummate the Merger is conditioned upon the receipt of an opinion of counsel substantially to the effect as set forth above.

TAX CONSEQUENCES TO FIRST FINANCIAL AND CRAWFORD BANCORP

     The merger of Crawford Bancorp with and into First Financial constitutes a statutory merger under Illinois and Indiana law. Consequently, based upon the assumption of certain facts to be stated in the opinion, the merger of Crawford Bancorp with and into First Financial should constitute a tax-free reorganization. As a result, First Financial and Crawford Bancorp will recognize neither gain nor loss as a result of the Merger for federal income tax purposes.

TAX CONSEQUENCES TO CRAWFORD BANCORP SHAREHOLDERS

     A.   Crawford Bancorp Shareholders Receiving Solely First Financial Common
          ---------------------------------------------------------------------
          Stock
          -----

     A Crawford Bancorp shareholder who receives solely First Financial Common Stock in exchange for all of the shares of Crawford Bancorp Common Stock actually owned by the shareholder will not recognize any gain or loss upon such exchange for federal income tax purposes. See paragraph C following for a discussion of the tax consequences of the receipt of cash in lieu of fractional share interests of First Financial Common Stock.

     B.   Dissenting Crawford Bancorp Shareholders Receiving Solely Cash
          --------------------------------------------------------------

     The transaction will result in income being recognized for federal income tax purposes for Crawford Bancorp shareholders who dissent to the Merger and receive solely cash in exchange for their shares of Crawford Bancorp Common Stock. A shareholder who receives solely cash for the shareholder's shares of Crawford Bancorp Common Stock pursuant to the Merger through the exercise of dissenters' rights and, as a result of the surrender of all of the shareholder's shares of Crawford Bancorp Common Stock, owns no Crawford Bancorp Common Stock either directly or through the constructive ownership rules of Section 318 of the Code, would recognize capital gain or loss (assuming that the Crawford Bancorp Common Stock is held by such shareholder as a capital asset) equal to the difference between the amount of the cash received and the shareholder's tax basis of its shares of Crawford Bancorp Common Stock.

     C.   Cash Received in Lieu of Fractional Shares
          ------------------------------------------

     A Crawford Bancorp shareholder who receives cash in lieu of a fractional share interest of First Financial Common Stock will be treated as having received such fraction of a share of First Financial Common Stock and then as having received cash in redemption of the fractional share interest, subject to the provisions of Section 302 of the Code.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE HAS NOT BEEN VERIFIED WITH THE INTERNAL REVENUE SERVICE, IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON THE FEDERAL INTERNAL REVENUE CODE AS IN EFFECT ON THE DATE OF THIS PROXY STATEMENT WITHOUT CONSIDERATION OF ANY STATE LAWS OR THE PARTICULAR FACTS OR CIRCUMSTANCES OF ANY SHAREHOLDER OF CRAWFORD BANCORP. THE ABOVE DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES ACQUIRED PURSUANT TO THE EXERCISE OF STOCK OPTIONS OR OTHERWISE RECEIVED AS COMPENSATION. SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISOR WITH RESPECT TO ALL TAX CONSEQUENCES OF THE MERGER TO

THEM, INCLUDING THE EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND ANY OTHER TAX CONSEQUENCES.

                          COMPARATIVE PER SHARE DATA

NATURE OF TRADING MARKET

     Shares of First Financial Common Stock are traded in the over-the-counter market and share prices are reported by the NASDAQ National Market System under the symbol THFF. On December 14, 1995, the business day immediately preceding the public announcement of the Merger, the closing price of First Financial Common Stock reported by the NASDAQ National Market System was $32.00 per share. On April 30, 1996, the closing price of First Financial Common Stock reported by the NASDAQ National Market System was $32.00 per share. The following table sets forth, for the periods indicated, the high and low per share closing prices of First Financial Common Stock as reported by the NASDAQ National Market System. The prices shown below have been adjusted for all stock splits and stock dividends paid by First Financial.

                                        HIGH             LOW
                                        ----             ---
               1993
               ----

     First Quarter                      $ 24.50          $ 22.50
     Second Quarter                       26.50            24.125
     Third Quarter                        29.125           26.25
     Fourth Quarter                       32.50            28.50

               1994
               ----

     First Quarter                      $ 33.33          $ 29.53
     Second Quarter                       33.37            31.91
     Third Quarter                        32.86            31.19
     Fourth Quarter                       31.19            28.58

               1995
               ----

     First Quarter                      $ 30.00          $ 28.56
     Second Quarter                       29.00            26.68
     Third Quarter                        30.00            29.00
     Fourth Quarter                       32.00            29.50

               1996
               ----

     First Quarter                      $ 35.00          $ 31.50
     Second Quarter
     (through May 7, 1996)                31.00            33.00

     There is no established public trading market for shares of Crawford Bancorp Common Stock. Shares of Crawford Bancorp Common Stock are traded in limited quantities in private transactions. Because there are no market makers for Crawford Bancorp Common Stock and no recognized exchanges on which shares of Crawford Bancorp Common Stock are traded, there is no published source of prices relating to transactions in Crawford Bancorp Common Stock. Most trades occur as a result of private negotiations in isolated transactions, with the result that management of Crawford Bancorp Common Stock is not directly informed of the number of trades or prices at which shares of Crawford Bancorp Common Stock are traded. Because of the limited market for shares of Crawford Bancorp Common Stock, the actual per share trade prices shown below may not necessarily be indicative of the value of a share of Crawford Bancorp Common Stock.

     The table below sets forth, for the periods indicated, the high and low trade prices for shares of Crawford Bancorp Common Stock, the number of shares traded and the number of trades of Crawford Bancorp Common Stock, based upon information received by management of Crawford Bancorp. The last trade of Crawford Bancorp Common Stock, the terms of which management of Crawford Bancorp is aware, occurred on or about July 11, 1995 and involved the sale of forty (40) shares at a price of approximately $70.00 per share. As of the Record Date, there were approximately 125 holders of Crawford Bancorp Common Stock.

                                             NUMBER         TOTAL
                                            OF SHARES       NUMBER
                      HIGH     LOW           TRADED        OF TRADES
                      ----     ---           ------        ---------

     1993             N/A      N/A             150              3
     ----

     1994             N/A      N/A             780              3
     ----

     1995             N/A      N/A           5,664             11
     ----

     1996             N/A      N/A               0              0
     ----
     (through
     March 31, 1996)

     "N/A" means the information is not available to management of Crawford Bancorp.

DIVIDENDS

     The following table sets forth the per share cash dividends paid on shares of First Financial Common Stock and Crawford Bancorp Common Stock since January 1, 1993. All dividends have been adjusted to give effect to their respective stock dividends and stock splits (if any).

                                    FIRST FINANCIAL    CRAWFORD BANCORP
                                    COMMON STOCK (1)   COMMON STOCK (2)
                                    ----------------   ----------------
            1993
            ----

        First Quarter                    $0.00               $0.00
        Second Quarter                   $ .238              $1.00


       Third Quarter                      $0.00              $1.00
       Fourth Quarter                     $ .257             $0.00

            1994
            ----

       First Quarter                      $0.00              $0.00
       Second Quarter                     $ .257             $1.00
       Third Quarter                      $0.00              $0.00
       Fourth Quarter                     $ .267             $1.00

            1995
            ----

       First Quarter                      $0.00              $0.00
       Second Quarter                     $ .28              $1.00
       Third Quarter                      $0.00              $0.00
       Fourth Quarter                     $ .28              $1.00

            1996
            ----

       First Quarter                      $0.00              $0.00
       Second Quarter
       (through May 7, 1996)              $0.00              $0.00

(1) There can be no assurance as to the amount of future dividends that may be declared or paid on shares of First Financial Common Stock since dividend policies are subject to the discretion of the Board of Directors of First Financial, general business conditions and dividends paid to First Financial by its subsidiary banks. For certain restrictions on the payment of dividends on shares of First Financial Common Stock, see "COMPARISON OF COMMON STOCK -- Dividend Rights".

(2) The Agreement provides Crawford Bancorp may make semi-annual cash dividends to its shareholders of no greater than One Dollar ($1.00) per share of common stock for each such dividend until the effective date of the Merger; provided, however, that no dividend may be paid during the semi-annual period in which the Merger is consummated if, during such semi-annual period, Crawford Bancorp's shareholders will become entitled to receive dividends on their shares of First Financial common stock received pursuant to the Agreement.

EXISTING AND PRO FORMA PER SHARE INFORMATION

     The following table sets forth certain historical, pro forma and equivalent information. The data is based on historical financial statements and the pro forma financial information included on pages 19 through 24 and has been restated to give effect to all stock dividends. Equivalent per share data is calculated by multiplying the pro forma First Financial information by the Exchange Ratio under the Agreement.

                                                            As Reported
                                        ---------------------------------------------------
                                                                 Cash         Book Value at
First Financial                          Net Income            Dividends       Period End
- ---------------                         -----------            ---------      -------------

Year Ended December 31,
 1995                                     $ 2.30                $ 0.56          $ 22.61
 1994                                     $ 2.12                $ 0.52          $ 19.42
 1993                                     $ 2.22                $ 0.49          $ 19.04

Crawford Bancorp
- ----------------

Year Ended December 31,
 1995                                     $ 3.91                $ 2.00          $ 62.92
 1994                                     $ 6.41                $ 2.00          $ 59.40
 1993                                     $ 6.74                $ 1.50          $ 55.56

                                                            Net Income
                                         -----------------------------------------------------
                                         First Financial                      Crawford Bancorp
                                            Pro Forma                            Equivalent
                                         ---------------                      ----------------

Year Ended December 31,
 1995                                        $ 2.18                                 $ 8.18
 1994                                        $ 2.08                                 $ 7.80
 1993                                        $ 2.18                                 $ 8.18

                                                           Cash Dividends
                                         -----------------------------------------------------
                                         First Financial                      Crawford Bancorp
                                           Pro Forma                             Equivalent
                                         ---------------                      ----------------
Year Ended December 31,
 1995                                        $ 0.56                                 $ 2.10
 1994                                        $ 0.52                                 $ 1.95
 1993                                        $ 0.49                                 $ 1.84


                                                        Shareholders' Equity
                                         -----------------------------------------------------
                                         First Financial                      Crawford Bancorp
                                            Pro Forma                            Equivalent
                                         ---------------                      ----------------

As of December 31, 1995                      $22.06                                 $82.73


                                                       Market Value of Common Stock
                                         ---------------------------------------------------------
                                                                       Crawford Bancorp
                                                                       ----------------
                                         First Financial          Historical     Equivalent
                                         ---------------          ----------     ----------

 As of December 14, 1995 (1)                 $32.00                $70.00(2)     $120.00

(1) Represents the last business day prior to the public announcement of the proposed merger with Crawford Bancorp.

(2) Represents the value of Crawford Bancorp's Common Stock as of the last trade, the terms of which management of Crawford Bancorp is aware.

                          FIRST FINANCIAL CORPORATION
              PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)

     The accompanying financial statements present a Pro Forma Condensed Combined Balance Sheet of First Financial as of December 31, 1995 and Pro Forma Condensed Combined Statements of Income for the years ended December 31, 1995, 1994 and 1993.

     The pro forma information is based upon historical financial statements. The assumptions give effect to the proposed merger under the pooling-of-interests method of accounting. The information has been prepared in accordance with the rules and regulations of the SEC and is provided for comparative purposes only.

                          FIRST FINANCIAL CORPORATION
                  PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF DECEMBER 31, 1995
           (UNAUDITED--DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        FFC               CRAWFORD         ADJUSTMENT(a)    PRO FORMA
                                        ---               --------         ----------       ---------
ASSETS
CASH AND DUE FROM BANKS            $   62,747             $  2,529                        $   65,276
INTEREST-BEARING DEPOSITS                                    1,078                             1,078
FEDERAL FUNDS SOLD                          0               11,000         $ (1,000)          10,000
INVESTMENT SECURITIES                 515,409               28,880                           544,289

LOANS:
LOANS, NET OF UNEARNED INTEREST       823,667               55,849                           879,516
LESS: ALLOWANCE FOR LOAN LOSSES        10,087                  529                            10,616
                                   ----------             --------                        ----------

NET LOANS                          $  813,580             $ 55,320                        $  868,900
INTEREST RECEIVABLE                    12,597                1,003                            13,600
GOODWILL                                    0                  540                               540
PREMISES AND EQUIPMENT (NET)           23,927                1,712                            25,639
OTHER ASSETS                           15,365                  620                            15,985
                                   ----------             --------                        ----------
     TOTAL ASSETS                  $1,443,625             $102,682          ($1,000)      $1,545,307
                                   ==========             ========         ========       ==========

LIABILITIES
DEPOSITS:
   NON-INTEREST BEARING            $  128,672             $  7,684                        $  136,356
   INTEREST-BEARING                   944,876               82,249                         1,027,125
                                   ----------             --------                        ----------
     TOTAL DEPOSITS                 1,073,548               89,933                         1,163,481

FEDERAL FUNDS PURCHASED AND
  SECURITIES SOLD UNDER
  AGREEMENT TO REPURCHASE          $   68,778             $  1,883         $ (1,000)      $   69,661
TREASURY TAX AND LOAN NOTE              3,872                    0                             3,872
ADVANCES FROM FEDERAL HOME
  LOAN BANK                            95,296                    0                            95,296
OTHER LIABILITIES                      15,352                  819                            16,171
LONG-TERM DEBT                         56,721                   29                            56,750
                                   ----------             --------         --------       ----------
     TOTAL LIABILITIES              1,313,567               92,664           (1,000)       1,405,231
                                   ----------             --------         --------       ----------

SHAREHOLDERS' EQUITY
COMMON STOCK                              727                  796              729 (b)          794
ADDITIONAL CAPITAL                     33,150                2,181            1,209 (c)       34,122
RETAINED EARNINGS                      91,751                6,874                            98,625
UNREALIZED GAINS ON SECURITIES,                                                                6,535
      NET                               6,368                  167
TREASURY STOCK                         (1,938)                   0            l,938 (d)            0
                                   ----------             --------         --------       ----------
     TOTAL SHAREHOLDERS' EQUITY       130,058               10,018                0          140,076
                                   ----------             --------         --------       ----------

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY             $1,443,625             $102,682          ($1,000)      $1,545,307
                                   ==========             ========         ========       ==========

OUTSTANDING COMMON SHARES           5,753,304                                              6,350,304
SHAREHOLDERS' EQUITY PER SHARE         $22.61                                             $    22.06

See Notes to Pro Forma Financial Information

                          FIRST FINANCIAL CORPORATION
               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                     FOR THE YEAR ENDED DECEMBER 31, 1995
           (UNAUDITED--DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                         AS REPORTED
                                         -----------
                                   FFC             CRAWFORD         ADJUSTMENT          PRO FORMA
                                   ---             --------         ----------          ---------
TOTAL INTEREST                  $99,277             $7,077              $(24)           $106,330
TOTAL INTEREST EXPENSE           50,647              3,521               (24)             54,144
                                -------              -----               ----             ------

NET INTEREST INCOME              48,630              3,556                                52,186
PROVISION FOR POSSIBLE
  LOAN LOSSES                     2,263                300                                 2,563
                                -------              -----               ----             ------
NET INTEREST INCOME
AFTER PROVISION FOR
  POSSIBLE LOAN LOSSES           46,367              3,256                                49,623
NON-INTEREST INCOME               7,289                633                                 7,922
NON-INTEREST EXPENSE             35,592              3,098                                38,690
                                 ------              -----               ----             ------
INCOME BEFORE
  INCOME TAXES                   18,064                791                                18,855
INCOME TAX EXPENSE                4,790                168                              $  4,958
                                 ------               ----               ----           --------

NET INCOME                      $13,274             $  623               $  0            $13,897
                                =======             ======               ====           ========

NET INCOME PER SHARE              $2.30              $3.91                                 $2.17

WEIGHTED AVERAGE
  SHARES OUTSTANDING              5,816                159                                 6,413

See Notes to Pro Forma Financial Information

                          FIRST FINANCIAL CORPORATION
               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                     FOR THE YEAR ENDED DECEMBER 31, 1994
           (UNAUDITED--DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                AS REPORTED
                                                -----------

                                             FFC         CRAWFORD          ADJUSTMENT        PRO FORMA
                                             ---         --------          ----------        ---------
TOTAL INTEREST INCOME                      $84,892        $6,744             $(29)            $91,607
TOTAL INTEREST EXPENSE                      37,467         3,051              (29)             40,489
                                            ------         -----              ----             ------

NET INTEREST INCOME                         47,425         3,693                               51,118
PROVISION FOR POSSIBLE
  LOAN LOSSES                                2,584            90                                2,674
                                            ------        ------             -----              -----
NET INTEREST INCOME
  AFTER PROVISION FOR
  POSSIBLE LOAN LOSSES                      44,841         3,603                               48,444
NON-INTEREST INCOME                          6,814           568                                7,382
NON-INTEREST EXPENSE                        34,829         2,787                               37,616
                                            ------         -----              ----             ------
INCOME BEFORE
  INCOME TAXES                              16,826         1,384                               18,210
INCOME TAX EXPENSE                           4,521           364                                4,885
                                             -----           ---              ----              -----

NET INCOME                                 $12,305        $1,020              $  0            $13,325
                                           =======        ======              ====            =======
NET INCOME PER SHARE                         $2.12         $6.41

WEIGHTED AVERAGE
  SHARES OUTSTANDING                         5,816           159

See Notes to Pro Forma Financial Information

                          FIRST FINANCIAL CORPORATION
               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                     FOR THE YEAR ENDED DECEMBER 31, 1993
           (UNAUDITED--DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       AS REPORTED
                                                       -----------
                                                    FFC      CRAWFORD       ADJUSTMENT       PRO FORMA
                                                    ---      --------       ----------       ---------
TOTAL INTEREST INCOME                             $85,409      $6,947          $(28)           $92,328
TOTAL INTEREST EXPENSE                             38,423       3,086           (28)            36,515
                                                  -------      ------           ----           -------

NET INTEREST INCOME                                46,986       3,861                           50,847
PROVISION FOR POSSIBLE LOSSES                       2,494         120                            2,614
                                                  -------      ------           ----           -------
NET INTEREST INCOME  AFTER
  PROVISION FOR  POSSIBLE LOAN
  LOSSES                                           44,492       3,741                           48,233
NON-INTEREST INCOME                                 7,080         504                            7,584
NON-INTEREST EXPENSE                               34,259       2,747                           37,006
                                                  -------      ------           ----           -------
INCOME BEFORE  INCOME TAXES                        17,313       1,498                           37,006
INCOME TAX EXPENSE                                  4,391         425                            4,816
                                                  -------      ------           ----           -------

NET INCOME                                        $12,922      $1,073           $  0           $13,995
                                                  =======      ======           ====           =======

NET INCOME PER SHARE                                $2.22       $6.74

WEIGHTED AVERAGE
  SHARES OUTSTANDING                                5,816         159

See Notes to Pro Forma Financial Information

                          FIRST FINANCIAL CORPORATION
                          NOTE TO PRO FORMA CONDENSED
                        COMBINED FINANCIAL INFORMATION
                            (DOLLARS IN THOUSANDS)


(a) Exchange of 100% of Crawford Bancorp for 597 shares of First Financial Common Stock.

(b) Includes issuance of shares currently reflected as treasury stock with a par value of $8, the issuance of new shares by First Financial with a par value of $67, and the elimination of Crawford Bancorp Common Stock with a par value of $796.

(c) Reflects the elimination of additional paid-in-capital for the issuance of shares currently reflected as treasury stock in the amount of $1,930, and the addition of $721 in additional paid-in-capital related to the acquisition of Crawford Bancorp.

(d)  Reflects the issuance of shares currently reflected as treasury stock.



                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                        DESCRIPTION OF FIRST FINANCIAL

BUSINESS

     First Financial is a multi-bank holding company headquartered in Terre Haute, Indiana, which is engaged in the business of commercial banking. With total consolidated assets of $1.44 billion as of December 31, 1995, First Financial is the fifth largest independent bank holding company headquartered in the State of Indiana. It is the largest locally-owned financial institution in its primary market area, which is the Wabash Valley area of west-central Indiana and east-central Illinois. First Financial operates 30 banking offices in this market area, employing 642 full-time equivalent employees to whom it provides a variety of benefits.

     The business of First Financial is conducted through its seven (7) existing subsidiary banks: Terre Haute First National Bank, Terre Haute, Indiana; First State Bank, Brazil, Indiana; First Citizens State Bank, Newport, Indiana; First Farmers State Bank, Sullivan, Indiana; First Ridge Farm State Bank, Ridge Farm, Illinois; First Parke State Bank, Rockville, Indiana; and First National Bank of Marshall, Marshall, Illinois.

     First Financial was organized as the holding company for Terre Haute First National Bank in 1982, acquiring its six (6) remaining subsidiaries from 1984 to the present. The principal executive offices of First Financial are located at One First Financial Plaza, Box 540, Terre Haute, Indiana 47808, Telephone (812) 238-6000.

     The subsidiary banks are engaged in a wide range of commercial and consumer banking activities, including accepting demand, savings and time deposits; making commercial, consumer and real estate loans; performing fiduciary and trust services; and providing other services relating to the general banking business. First Financial or certain of its subsidiary banks also offers electronic data processing and discount brokerage services; issues credit cards; markets and services mortgage loans; and rents safe deposit facilities.

     First Financial's subsidiary banks develop loans primarily within their respective market areas, resulting in a geographic concentration of loans in the Wabash Valley area. The economy of the Wabash Valley continued to be strong during 1995, with higher employment growth and a lower unemployment rate than the national averages. In 1995, there was continued retail and industrial construction in the Wabash Valley. The strong economy coupled with the continued construction should provide a base for steady, modest growth in the market area. The subsidiary banks do not engage in foreign lending activities or highly leveraged transactions.

     The principal source of revenue to First Financial is dividends paid to it by the subsidiary banks. Various legal restrictions apply to the ability of subsidiary banks to finance, pay dividends to or otherwise supply funds to First Financial. See "COMPARISON OF COMMON STOCK --Dividend Rights".

ACQUISITION POLICY

     First Financial anticipates that it will continue its policy of geographic expansion through consideration of acquisitions of financial institutions located in Indiana and Illinois. Management of First Financial currently is reviewing and analyzing potential acquisitions, as well as engaging in discussions or negotiations preliminary to letters of intent or agreements in principle concerning potential acquisitions. There can be no assurance that any of these discussions or negotiations will result in definitive agreements or consummated transactions.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The foregoing information concerning First Financial does not purport to be complete. For additional information, see the documents filed by First Financial and listed under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" in this Proxy Statement which are specifically incorporated herein by reference.

                        DESCRIPTION OF CRAWFORD BANCORP

BUSINESS

     Crawford Bancorp is an Illinois corporation registered as a bank holding company with its principal office located in Robinson, Illinois. Crawford Bancorp owns all of the issued and outstanding common stock of the Bank, and Crawford Bancorp's business primarily consists of the ownership, supervision and control of the Bank. The common stock of the Bank is Crawford Bancorp's principal asset and dividends paid by the Bank are Crawford Bancorp's principal source of income.

     The Bank is an Illinois-chartered bank with its main office located in Robinson, Illinois. The Bank was organized on August 28, 1902 and has been in continuous existence since that date. The Bank provides commercial and retail banking services to Crawford County, Illinois and the surrounding areas. These services include accepting demand, savings and time deposits; making agricultural, commercial, industrial, consumer and real estate loans; and providing other services relating to the general commercial banking business .

     The Bank is subject to vigorous competition from major banking institutions, as well as other financial institutions in its principal service area, such as savings and loan associations, insurance companies, and finance companies.

PROPERTIES

     The Bank's main banking office is located at 108 West Main Street, Robinson, Illinois. The Bank operates a drive-in branch facility at 602 West Walnut, Robinson, Illinois. The Bank also operates a drive-up automated teller facility at 1304 West Main, Robinson, Illinois. The bank is purchasing the building at 102 West Main Street, Robinson, Illinois on a contract which expires on April 19, 2001. Crawford Bancorp uses such building for storage. Further, the Bank owns a lot located at the corner of West Locust Street and North Franklin Street, which it currently leases to third parties. In Oblong, Illinois, the Bank operates a branch at 301 East Main, and owns a vacant branch building located at 101 West Main Street and a lot on North Range Street. Additionally, the Bank operates a branch at 211 South Christy, Sumner, Illinois. Except for the building located at 102 West Main Street, Robinson, Illinois, Crawford Bancorp owns the land and buildings of all of it's offices free and clear of any major encumbrances.

LITIGATION

     There is no pending litigation of a material nature in which Crawford Bancorp or the Bank is a party or to which any of its property is subject. Further, there is no material legal proceeding in which any director, executive officer, principal shareholder or affiliate of Crawford Bancorp or the Bank, or any associate of any such director, executive officer, principal shareholder or affiliate is a party or has a material interest adverse to Crawford Bancorp. None of the ordinary routine litigation in which Crawford Bancorp or the Bank is involved is expected to have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of Crawford Bancorp.

EMPLOYEES

     As of December 31, 1995, Crawford Bancorp had sixty-three (63) full-time equivalent employees to whom Crawford Bancorp provides a variety of benefits. Management of Crawford Bancorp considers relations with its employees to be good. Crawford Bancorp has eight (8) regular and no seasonal part-time employees.

MANAGEMENT

     The following table contains certain information about each director and executive officer of Crawford Bancorp as of the date of this Proxy Statement:

DIRECTORS:
- ---------
                                                                                            SERVED AS
                                                                                           DIRECTOR OF
                                                                                         CRAWFORD BANCORP
                                                   PRINCIPAL OCCUPATION                     CONTINUOUSLY
NAME                                AGE             DURING PAST 5 YEARS                        SINCE
- ----                                ---            --------------------                  ----------------
Jerry L. Bailey                     47            President and Chief Executive               1982
                                                  Officer of Crawford County
                                                  State Bank and Crawford
                                                  Bancorp, Inc.

Donald Bertram                      62            Self-employed; Owner                        1982
                                                  Bertram Oil Company

W. J. Chamblin                      64            Chairman, President, Treasurer,             1982
                                                  Bradford Supply Company
                                                  (distribution of equipment for
                                                  oil, refinery and manufacturing
                                                  industries)

John P. Graves                      51            Owner, Graves Industries                    1989
                                                  (retail building materials)

Rick Kirk                           53            Farmer                                      1993

Gregory Meador                      45                   President, Health Investment                 1991
                                                         Capital, Inc. (money management
                                                         and venture capital)

Eugene H. Price (1)                 77                   Attorney                                     1982

Elizabeth Schmidt (2)               68                   Vice-President, Secretary and                1994
                                                         Administrator of Schmidt Clinic
                                                         Ltd. (medical out-patient clinic)

William Terry Schmidt (3)           46                   Dentist                                      1984

Marcy Price Watson (4)              35                   Self-employed, operates rental               1992
                                                         properties;  Department Head,
                                                         Supervisor of Leisure Activities,
                                                         Robinson Correctional Center

(1) Eugene H. Price is the father of Marcy Price Watson. Eugene H. Price is the father of Van E. Price, who owns more than 5% of Crawford Bancorp Common Stock.

(2) Elizabeth Schmidt is married to Dr. William B. Schmidt, who beneficially owns more than 5% of the outstanding shares of Crawford Bancorp Common Stock. Eula Lee Schmidt, the sister-in-law of Elizabeth Schmidt, beneficially owns more than 5% of Crawford Bancorp Common Stock. Dr. William Terry Schmidt is the step-son of Elizabeth Schmidt.

(3) Dr. William B. Schmidt, the father of William Terry Schmidt, and Mrs. G. F. Schmidt, Jr., the aunt of William Terry Schmidt, each beneficially own more than 5% of the outstanding shares of Crawford Bancorp Common Stock. Elizabeth Schmidt is the stepmother of William Terry Schmidt.

(4) Marcy Price Watson is the daughter of Eugene H. Price. Van E. Price, who owns more than 5% of Crawford Bancorp Common Stock, is the brother of Marcy Price Watson.


EXECUTIVE OFFICERS:
- -------------------

        NAME                  AGE        OFFICE AND BUSINESS EXPERIENCE
- ---------------------------------        ------------------------------
 Jerry L. Bailey              47         President and Treasurer of Crawford Bancorp since
                                         December 1982

 Rebecca J. Goodwin           53         Secretary of Crawford Bancorp since February 25, 1985.

     All of the directors of Crawford Bancorp hold office for a term of one (1) year and the executive officers hold office for a term of one (1) year. There are no arrangements or understandings between any of the directors, executive officers or any other persons pursuant to which any of Crawford Bancorp's directors or executive officers have been selected for their respective positions. See "PROPOSED MERGER -- Interests of Certain Persons in the Merger".

SECURITY OWNERSHIP OF MANAGEMENT

     The table below sets forth as of the Record Date the total number of shares of Crawford Bancorp Common Stock beneficially owned by each director and executive officer of Crawford Bancorp and by all of its directors and executive officers as a group.


                                           CRAWFORD
                                            BANCORP
                                         COMMON STOCK
                                         BENEFICIALLY                 PERCENT OF
NAME OF BENEFICIAL OWNER                  OWNED (1)                    CLASS (2)
- ------------------------                  ---------                   ----------
Jerry L. Bailey                               1,872                    1.2 %
Donald Bertram (3)                            2,600                    1.6 %
W. J. Chamblin (4)                           10,002                    6.3 %
Rebecca J. Goodwin                               20                     .01%
John P. Graves (5)                           16,228                   10.2 %
Rick Kirk                                       200                     .12%
Gregory P. Meador                               200                     .12%
Eugene E.Price (6)                           16,762                   10.5 %
Elizabeth Schmidt (7)                         5,676                    3.6 %
William Terry Schmidt (8)                     4,928                    3.1 %
Marcy Price Watson (9)                       26,678                   16.8 %

     All directors and executive officers
     as a group of 11 individuals.           85,166                   53.5%

(1) The number of shares shown as being beneficially owned are those over which the director or executive officer has either sole or shared voting or investment power. The information contained in this column is based upon shareholder records of Crawford Bancorp and information furnished to Crawford Bancorp by the individuals listed.

(2) Calculated based upon 159,200 shares of Crawford Bancorp Common Stock outstanding as of the Record Date.

(3) Donald Bertram beneficially owns 1,300 shares directly and 1,300 shares are beneficially owned by Sue Bertram, the wife of Mr. Bertram.

(4) W. J. Chamblin beneficially owns 200 shares directly, and 7,640 shares are beneficially owned by Lion Land & Mineral, Inc., a wholly-owned subsidiary of Bradford Supply Company, over which Mr. Chamblin has sole voting and investment power. Mr. Chamblin has an option to purchase an additional 2,162 shares from Lion Land & Mineral, Inc.

(5) John P. Graves beneficially owns 200 shares directly and 16,028 shares are beneficially owned by Graves Industries over which Mr. Graves has sole voting and investment power.

(6) Eugene H. Price beneficially owns 15,762 shares directly and 1,000 shares are beneficially owned by Norma Price, the wife of Eugene H. Price. Mr. Price is the father of Marcy Price Watson and Van E. Price, each of whom own more than 5% of Crawford Bancorp Common Stock.

(7) Elizabeth Schmidt beneficially owns 200 shares directly and 5,476 share are beneficially owned by Dr. William B. Schmidt, who is the spouse of Elizabeth Schmidt and beneficially owns more than 5% of the outstanding shares of Crawford Bancorp Common Stock. Dr. William Terry Schmidt is the step-son of Mrs. Schmidt.

(8) William Terry Schmidt beneficially owns 728 shares directly and 1,000 shares are owned jointly with a right of survivorship by William Terry Schmidt and Dr. William B. Schmidt, the father of William Terry Schmidt. An additional 3,200 shares are owned jointly with right of survivorship with Susan Schmidt. Elizabeth Schmidt is the stepmother of William Terry Schmidt. Dr. William B. Schmidt, the father of William Terry Schmidt, and Mrs. G. F. Schmidt, the aunt of William Terry Smith, each own more than 5%.

(9) Marcy Price Watson beneficially owns 14,886 shares directly and 340 shares are beneficially owned by Morgan Price, the daughter of Ms. Watson. An additional 400 shares are beneficially owned by each of Nicholas Shaner, Cole Shaner and Brad Shaner, the sons of Ms. Watson. An additional 10,252 shares are beneficially owned by Van E. Price, the brother of Marcy Price Watson over which Ms. Watson has shared voting power. Ms. Watson is the daughter of Eugene H. Price who owns more than 5% of Crawford Bancorp Common Stock.

PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of the Record Date, certain information about each person known to the management of Crawford Bancorp to be beneficial owners of more than 5% of the outstanding shares of Crawford Bancorp Common Stock. Crawford Bancorp has no class of stock authorized, issued or outstanding other than the Crawford Bancorp Common Stock.

NAME AND ADDRESS              AMOUNT AND NATURE OF
OF BENEFICIAL OWNER          BENEFICIAL OWNERSHIP (1)       PERCENT OF CLASS (2)
- --------------------------------------------------------------------------------


W. J. Chamblin (3)                   10,002                        6.3%
R. R. 3, Hilltop Ranch
Robinson, Illinois  62454

John P. Graves (4)                   16,228                       10.2%
501 South Howard Street
Robinson, Illinois  62454

Eugene H. Price (5)                  16,762                       10.5%
505 West Walnut
Robinson, Illinois  62454

Van E. Price (6)                     10,252                        6.4%
R. R. 1, Box 386
Alto Pass, Illinois  62905

Eula Lee Schmidt                    9,520                         6.0%
406 South Cross
Robinson, Illinois  62454

Marcy Price Watson (7)              26,678                        16.8%
R. R. 4, Deer Creek Estates
Robinson, Illinois  62454

(1) The number of shares shown as being beneficially owned are those shares over which the shareholder has either sole or shared voting or investment power. The information contained in this column is based upon information obtained from shareholder records of Crawford Bancorp and information furnished to Crawford Bancorp by the person listed.

(2) Calculated based upon 159,200 shares of Crawford Bancorp Common Stock outstanding as of the Record Date.

(3) Mr. Chamblin beneficially owns 200 shares directly and 7,640 share are beneficially owned by Lion Land & Mineral, Inc., a wholly-owned subsidiary of Bradford Supply Company, over which Mr. Chamblin has sole voting and investment power. Mr. Chamblin has an option to purchase an additional 2,162 shares from Lion Land & Mineral, Inc.

(4) Mr. Graves beneficially owns 200 shares directly and 16,028 shares are beneficially owned by Graves Industries over which Mr. Graves has sole voting and investment power.

(5) Mr. Price beneficially owns 15,762 shares directly and 1,000 shares are beneficially owned by Norma Price, the wife of Mr. Price. Mr. Price is the father of Van E. Price and Marcy Price Watson.

(6)  Van E. Price is the son of Eugene H. Price.

(7) Ms. Watson beneficially owns 14,886 directly and 340 shares are beneficially owned by Morgan Price, the daughter of Ms. Watson. An additional 400 shares are beneficially owned by each of Nicholas Shaner, Cole Shaner and Brad Shaner, the sons of Ms. Watson. An additional 10,252 shares are beneficially owned by Van E. Price, the brother of Ms. Watson, over which Ms. Watson has shared voting power. Ms. Watson is the daughter of Eugene H. Price.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Directors and executive officers of Crawford Bancorp and their associates are customers of and have had transactions with Crawford Bancorp from time to time in the ordinary course of business. Such transactions have been made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. Similar transactions may be expected to take place in the ordinary course of business in the future .

                    MANAGEMENTS' DISCUSSION AND ANALYSIS OF
                        FINANCIAL CONDITION AND RESULTS
                       OF OPERATION OF CRAWFORD BANCORP

             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993


The following discussion and analysis reviews the consolidated operating results and financial condition of Crawford Bancorp, Inc. ("Crawford Bancorp") and its subsidiary, Crawford County State Bank ("Bank"). This discussion should be read in conjunction with the consolidated financial statements, notes thereto and other financial information presented herein, including "RECENT DEVELOPMENTS."

INCOME STATEMENT ANALYSIS

SUMMARY

Crawford Bancorp's net income for 1995 was $623,000, a decrease of 39% compared to the $1,020,000 recorded in 1994. Net income for 1994 decreased 5% compared to 1993. Earnings per share were $3.91 in 1995 compared to $6.41 in 1994 and $6.74 in 1993. The primary reasons for the decrease in 1995 were the increase in the provision for loan losses and the amortization of deposit premium paid in the acquisition of the Sumner branch in late 1995.

Crawford Bancorp's return on average assets for 1995 was .64% compared to 1.04% for 1994 and 1.12% for 1993. Return on average equity was 6.38%, 11.13% and 12.76% for the three year period through 1995.


RETURN ON EQUITY AND ASSETS
                                                                         1995        1994       1993
                                                                      ---------------------------------
Return on assets (net income divided by average total assets)             .64%       1.04%      1.12%
Return on equity (net income divided by average equity)                  6.38       11.13      12.76
Dividend payout ratio (dividends declared per share divided
   by net income per share)                                             51.14       31.22      22.27

AVERAGE BALANCE SHEETS AND NET INTEREST ANALYSIS
(TAX EQUIVALENT BASIS)*
(DOLLAR AMOUNTS IN THOUSANDS)


                                                  1995                          1994                           1993
                                   -------------------------------------------------------------------------------------------
                                      Average             Yield/     Average             Yield/     Average            Yield/
                                      Balance    Int.      Rate     Balance     Int.      Rate     Balance     Int.     Rate
                                   -------------------------------------------------------------------------------------------
Interest-bearing deposits             $   957    $   42    4.39%     $   755    $   29    3.84%     $   643   $   33    5.13%
Federal funds sold                      4,493       244    5.43        2,861       120    4.19        5,520      168    3.04
Taxable investment securities          23,711     1,445    6.09       26,070     1,457    5.59       27,425    1,703    6.21
Tax-exempt investment
     securities*                        4,375       366    8.37        4,344       360    8.29        3,995      333    8.34
                                      -------    ------              -------    ------              -------   ------
     Total securities                  28,086     1,811    6.45       30,414     1,817    5.97       31,420    2,036    6.48
Commercial*                            14,954     1,377    9.21       15,412     1,372    8.90       14,844    1,438    9.69
Bankers' acceptances purchased                                           586        20    3.41          884       30    3.39
Real estate mortgages                  28,941     2,311    7.99       28,250     2,179    7.71       25,683    2,178    8.48
Installment                            15,104     1,412    9.35       14,985     1,331    8.88       12,110    1,183    9.77
Direct lease financing                    159         6    3.77
                                      -------    ------               ------     -----              -------   ------
    Total loans***                     59,158     5,106    8.63       59,233     4,902    8.28       53,521    4,829    9.02
                                      -------    ------              -------    ------              -------   ------
    Total earning assets               92,694     7,203    7.77       93,263     6,868    7.36       91,104    7,066    7.76
                                                 ------                                                       ------
Allowance for loan losses                (794)                          (851)                          (948)
Cash & due from Banks                   2,428                          2,440                          2,314
Premises & equipment                    1,254                          1,028                            997
Other                                   1,791                          1,744                          2,004
                                      -------                        -------                        -------
   Total assets                       $97,373                        $97,624                        $95,471
                                      =======                        =======                        =======

Interest-bearing demand deposits      $21,103    $  654    3.10%     $24,306    $  759    3.12%     $23,860   $  776    3.25%
Savings                                10,076       312    3.10       10,807       325    3.01       10,675      353    3.31
Certificates of deposit & other
   time deposits                       46,198     2,442    5.29       43,717     1,895    4.33       42,450    1,869    4.40
                                      -------    ------              -------    ------              -------   ------
   Total interest-bearing deposits     77,377     3,408    4.40       78,830     2,979    3.78       76,985    2,998    3.89
Short-term borrowings                   2,428       110    4.53        1,748        70    4.00        2,335       85    3.64
Long-term debt                             31         3    9.68           36         2    5.56           40        3    7.50
                                       ------    ------              -------    ------              -------   ------
   Total interest-bearing
      liabilities                      79,836     3,521    4.41       80,614     3,051    3.78       79,360    3,086    3.89
Noninterest-bearing demand
   deposits                             7,399                          7,479                          7,252
Other                                     393                            367                            457
                                      -------                        -------                        -------
    Total liabilities                  87,628                         88,460                         87,069
Shareholders' equity                    9,745                          9,164                          8,402
                                      -------                        -------                        -------
    Total liabilities and
    shareholders' equity              $97,373     3,521    3.80(1)   $97,624     3,051    3.27(1)   $95,471    3,086    3.39(1)
                                      =======    ------              =======    ------              =======   ------
Net interest income                              $3,682    3.97%                $3,817    4.09%               $3,980    4.37%
                                                 ======                         ======                        ======

* Adjusted to reflect income related to securities and loans exempt from federal income taxes reduced by nondeductible portion of interest expenses.
**   Yield on securities computed based on amortized cost.
***  Nonaccruing loans have been included in the average balances.
(1)  Total interest expense divided by total earning assets.

VOLUME/RATE ANALYSIS OF CHANGES IN NET INTEREST INCOME*
(TAX EQUIVALENT BASIS) **
(DOLLARS IN THOUSANDS)


                                                          1995 vs 1994             1994 vs 1993
                                                   --------------------------------------------------
                                                     VOLUME   RATE    TOTAL   VOLUME   RATE    TOTAL
                                                   --------------------------------------------------
Interest Income
    Interest-bearing deposits                         $   8   $   5   $  13     $  5   $  (9)  $  (4)
    Federal funds sold                                   82      42     124      (98)     50     (48)
    Investments securities                             (135)    129      (6)     (52)   (167)   (219)
    Loans                                                10     194     204      513    (440)     73
                                                     -------------------------------------------------

     Total interest income                              (35)    370     335      368    (566)   (198)
                                                     -------------------------------------------------
Interest Expense
    Interest-bearing demand deposits                    (99)     (6)   (105)      14     (31)    (17)
    Savings deposits                                    (39)     45       6        4     (32)    (28)
    Certificates of deposit & other time deposits        99     429     528       55     (29)     26
                                                     -------------------------------------------------
    Total interest bearing deposits                     (39)    468     429       73     (92)    (19)
Short-term borrowings                                    30      10      40      (23)      8     (15)
Long-term debt                                            0       1       1        0      (1)     (1)
                                                     -------------------------------------------------

    Total interest bearing liabilities                   (9)    479     470       50     (85)    (35)
                                                     -------------------------------------------------
Change in tax equivalent net interest income          $ (26)  $(109)   (135)    $318   $(481)   (163)
                                                     ================        =================
Change in tax equivalent adjustment                                      (2)                      (5)
                                                                    ---------                ---------

Change in net interest income                                         $(137)                   $(168)
                                                                    =========                =========

*Variances have been allocated on the basis of the absolute relationship between volume and ratio.
**Adjustments to reflect income related to securities and loans exempt from federal income taxes reduced by nondeductible portion of interest expenses.

NET INTEREST INCOME

Net interest income is influenced by the volume and yield of earning assets and the cost of interest-bearing liabilities. Net interest margin reflects the mix of interest-bearing and noninterest-bearing liabilities that fund earning assets, as well as interest spreads between the rates earned on these assets and the rates paid on interest-bearing liabilities. The primary change in net interest income in 1995 compared to 1994 was the result of rate changes whereas the change in 1994 compared to 1993 was the combined effect of changes in both rates and volume. In 1995, compared to 1994, higher yield on interest earning assets was more than offset by the higher cost of funds, principally from certificate of deposit and other time deposits.

Crawford Bancorp's net interest income in 1995 was $3,556,000, a decrease of 3.7% from the $3,693,000 in 1994 and 4.4% from the amount reported in 1993. Net interest margin in 1995 was 3.97% compared to 4.09% and 4.37% in 1994 and 1993. The interest rate environment within which Crawford Bancorp operated during the last three years has caused compression of Crawford Bancorp's interest margins as well as the industry as a whole.

PROVISION FOR LOAN LOSSES

The provision for loan losses charged to earnings during 1995 was $300,000 compared to $90,000 in 1994 and $120,000 for 1993. Net chargeoffs were $658,000 in 1995 compared to $167,000 and $16,000 in 1994 and 1993. A substantial portion of the increase in net chargeoffs in 1995 resulted from loans made at one branch. Management believes that these problem loans were identified and all material chargeoffs recognized or provided for during 1995. As a percentage of average loans, net chargeoffs equaled 1.11%, .28% and .03% in 1995, 1994 and 1993, respectively. Management anticipates that net chargeoffs will decrease in 1996 compared to 1995 but will remain at a higher level than 1994 and 1993.

SUMMARY OF ALLOWANCE FOR LOANS LOSSES
(DOLLAR AMOUNTS IN THOUSANDS)

                                                                   Year Ended December 31
                                                    --------------------------------------------------
                                                        1995                1994               1993
                                                    --------------------------------------------------
Balance at Beginning of Period                          $887                $964               $860
                                                    --------------------------------------------------
Chargeoffs:
     Commercial                                          278                  96                 38
     Real estate mortgage                                128                  26                  4
     Consumer                                            314                 143                105
                                                     -------------------------------------------------
Total chargeoffs                                         720                 265                147
                                                     -------------------------------------------------
Recoveries:
     Commercial                                           15                  78                107
     Real estate mortgage                                  1                   4                  5
     Consumer                                             46                  16                 19
                                                     -------------------------------------------------
Total recoveries                                          62                  98                131
                                                     -------------------------------------------------
Net chargeoffs                                           658                 167                 16
Provision for loan losses                                300                  90                120
                                                     -------------------------------------------------
Balance at End of Period                                $529                $887               $964
                                                     =================================================
Ratio of net chargeoffs to average loans
    outstanding during the period                       1.11%                .28%               .03%
Ratio of allowance to total loans at end of period       .95                1.48               1.68

NONINTEREST INCOME

Noninterest income increased $64,000 in 1995 or 11.2% to $633,000 from $569,000 in 1994. Income from fiduciary activities increased almost 23% in 1995 compared to 1994, after increasing over 10% in 1994 compared to 1993. The level of estate assets administered will cause income from fiduciary activities to fluctuate significantly from year to year. Service charges on deposit accounts increased slightly in 1995 to $366,000 or approximately 4% compared to 1994. Service charges in 1994 increased $47,000 or 15.4% in 1994 compared to 1993 as a result of increases in substantially all fees related to transaction accounts. Other income increased $30,000 or 23.7% in 1995 compared to 1994. Fees on credit cards represented over $23,000 of the increase in 1995. Other income increased $9,000 or 7.8% in 1994 compared to 1993.

NONINTEREST EXPENSE

Total noninterest expense increased $312,000 or 11.2% in 1995 compared to 1994. The largest component of noninterest expense is personnel expense. Personnel expense increased $148,000 or 10.4% in 1995 compared to 1994 primarily due to costs associated with the opening of a new branch in late 1995. Normal staff salary adjustments were the primary cause for the increase in 1994 compared to 1993. The number of full-time equivalent employees was 63 at December 31, 1995 compared to 60 at both December 31, 1994 and 1993. Effective January 1, 1995, Crawford Bancorp, as required, adopted Statement of Financial Accounting Standards ("SFAS") No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, which focuses principally on postretirement health benefits. SFAS No. 106 requires the accrual of these benefits over the period the employee performs the service to earn the benefits rather than the prior practice of accounting for these benefits on the cash basis. The adoption of SFAS No. 106 did not have a material effect on operations or financial condition in 1995.

Premises and equipment expenses increased almost $18,000 in 1995, also related to the new branch opening. Deposit insurance decreased $85,000 or 44.1% in 1995 compared to the prior year due primarily to a lower assessment rate. In mid-1995, the FDIC reduced deposit insurance premiums paid by soundly managed banks since the Bank Insurance Fund ("BIF") reached a mandated funding level. The assessment level in 1996 has been further reduced to the $2,000 minimum level permissible. If the assessment remains at such level, 1996 expenses will decrease over $100,000, before taxes, compared to 1995.

Currently, legislation has been proposed that is likely to result in a one-time assessment on all deposits insured by the Savings Association Insurance Fund ("SAIF"). Although substantially all of Crawford Bancorp's deposits are insured by the BIF, certain deposits which were assumed in the acquisition of a troubled thrift institution several years ago are insured by SAIF. If the proposed assessment were levied on SAIF-insured deposits at December 31, 1995, the special assessment would total approximately $70,000, before taxes.
Accordingly, this special assessment would increase noninterest expense and adversely affect Crawford Bancorp's results of operations.

Other noninterest expense increased $225,000 or 38% in 1995 compared to 1994 after increasing 2.4% in 1994 compared to 1993. Amortization of premiums related to the purchase of deposits from another financial institution and expenses related to opening a new branch accounted for approximately $105,000 of such increase. Since a substantial portion of the deposits acquired were short-term certificates of deposit, the amortization of the premium related to these deposits will be charged to expense over a relative short time frame. Management anticipates that such premium expense will amount to approximately $147,000 in 1996 compared to $100,000 in 1995, before taxes. In addition, repossession and problem loan related expenses in 1995 represented $36,000 and costs associated with selling Crawford Bancorp represented $27,000 of the increase. The remaining $57,000 of increases related to a variety of expenses.

INCOME TAXES

Income tax expense for 1995 was $168,000 compared to $364,000 for 1994 and $425,000 for 1993. The effective rate was 21.2%, 26.3% and 28.4% for the three years ended at December 31, 1995. Crawford Bancorp and its subsidiary will file a consolidated federal income tax return for 1995.

BALANCE SHEET ANALYSIS

Total assets increased to $102,682,000 at year end 1995 compared to $96,291,000 at year end 1994. Total loans decreased from $59,988,000 at year end 1994 to $55,849,000 at year end 1995 primarily as a result of payoffs of real estate and consumer loans and Crawford Bancorp's inability to make additional loans at rates in effect during 1995. Although total investment securities reflected little change in totals at year end 1995 compared to 1994, a substantial change occurred in the respective amounts of securities available for sale ("AFS") and held to maturity ("HTM"). Effective January 1, 1994, Crawford Bancorp adopted new accounting rules for securities. The rules require that each security must be designated as AFS or HTM. Late in 1995, the Financial Accounting Standards Board ("FASB") allowed an unprecedented "one time" transition reclassification. A substantial portion of Crawford Bancorp's securities were classified as HTM at such time. Management elected to classify all securities as AFS at such time to provide management greater flexibility in responding to changes in financial markets and provide greater flexibility to a potential purchaser. Total deposits increased to $89,933,000 at December 31, 1995 compared to $84,354,000 at December 31, 1994. The increases in both total assets and total deposits were attributable to the acquisition of approximately $9,000,000 in deposits from another financial institution in late 1995 and the investment of cash received in federal funds sold. Since the acquisition of deposits and investment of the cash proceeds occurred near the end of October, 1995, these transactions had no material effect on average balances for 1995.

INVESTMENT SECURITIES AMORTIZED COST AT DECEMBER 31, 1995
(DOLLAR AMOUNTS IN THOUSANDS)

                                      Within             1-5           5-10            Beyond             Total
                                      1 Year            Years          Years          10 Years            1995
                                   -------------------------------------------------------------------------------
U. S. Treasury                        $3,004           $ 2,253                                           $ 5,257
Federal agencies                       3,700             9,048        $  750                              13,498
State and municipal                      711             3,214           792            $ 109              4,826
Mortgage and other
   asset-backed securities               251             1,472           350              383              2,456
Corporate securities                     905             1,685                                             2,590
                                   -------------------------------------------------------------------------------

Totals                                $8,571           $17,672        $1,892            $ 492            $28,627
                                   ===============================================================================

Weighted average yields *               5.78%             6.55%         7.97%            7.59%              6.43%

*Adjusted to reflect income related to securities exempt from Federal income taxes reduced by nondeductible portion of interest expense.

(DOLLAR AMOUNTS IN THOUSANDS)

                                                                   Gross               Gross
                                              Amortized          Unrealized          Unrealized           Fair
                                                Cost               Gains               Losses             Value
                                             --------------------------------------------------------------------
Securities at December 31, 1995:
        U.S. Treasury                           $ 5,257                $ 13                  $1          $ 5,270
        Federal agencies                         13,498                  21                   1           13,518
        State and municipal                       4,826                 149                                4,974
        Mortgage and other
           asset-backed securities                2,456                  51                                2,507
        Corporate securities                      2,590                  21                                2,611
                                             --------------------------------------------------------------------

        Totals                                  $28,627                $255                  $2          $28,880
                                             ====================================================================

As of December 31, 1995 there were no corporate or other securities representing more than 10% of shareholders' equity.

The adequacy of the allowance for loan losses is reviewed monthly. The determination of the provision amount in any period is based on management's continuing review and evaluation of loan loss experience, changes in the composition of the loan portfolio, current economic conditions, the amount of loans presently outstanding and the amount and composition of growth expectations.

Loans are placed in a nonaccruing status when in management's judgment the collateral value and/or the borrower's financial condition does not justify accruing interest. As a general rule, commercial and real estate mortgage loans are reclassified to nonaccruing status when becoming 90 days past due. Interest previously recorded but not deemed collectible is reversed and charged against current income. Subsequent interest income on nonaccrual loans is thereafter recognized only when collected. At December 31, 1995, nonaccruing loans totaled $348,000 compared to $107,000 and $73,000 at year end 1994 and 1993. Management is not aware of any other interest-bearing asset that would require disclosure similar to the above if such asset were a loan.

Management maintains a listing of loans warranting either the assignment of a specific reserve amount or other special administrative attention. This listing, together with a listing of all classified loans, nonaccrual loans and loans delinquent 30 days or more, is reviewed at least monthly by the board of directors.

Crawford Bancorp adopted SFAS No. 114 and 118, Accounting by Creditors for Impairment of a Loan and Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, on January 1, 1995. Impaired loans are loans for which principal and interest are not expected to be collected according to the terms of the loan contract. Impaired loans are measured by the present value of the expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent. At December 31, 1995, impaired loans totaled $151,000 for which an allowance for loan losses of $49,000 was allocated.

AVERAGE DEPOSITS
(DOLLAR AMOUNTS IN THOUSANDS)

                                                                Year Ended December 31
                                     ----------------------------------------------------------------------
                                                  1995                    1994                    1993
                                     ---------------------------------------------------------------------
                                            Amount      Rate        Amount      Rate       Amount      Rate
                                     ---------------------------------------------------------------------
Noninterest bearing demand                  $ 7,399                 $ 7,479             $ 7,252
Interest bearing demand                      21,103      3.10%       24,306     3.12%    23,860        3.25%
Savings                                      10,076      5.59        10,807     5.15     10,675        5.70
Certificates of deposit                      46,198      4.74        43,717     3.80     42,450        3.80
                                         -------------             ---------           ---------

Totals                                      $84,776      4.02%      $86,309     3.45%   $84,237        3.56%
                                         =============             =========           =========
As of December 31, 1995 certificates of deposits of $100,000 or more mature as follows:

                                     3 Months         3 to 6        6 to 12        Over 12
                                     or less           Months        Months         Months          Total
                                   -------------------------------------------------------------------------

Certificate of deposits                 $ 969        $ 2,856        $ 3,005        $ 3,253         $10,083
                                   =========================================================================
Percent                                  9.61%         28.33%         29.80%         32.26%         100.00%
                                   =========================================================================

Short-term borrowings consist of securities sold under repurchase agreements ("repos"). Repos are high denomination investments utilized by public entities and commercial customers as an element of their cash management programs. Repos are not subject to FDIC assessment so they are less costly than large certificates of deposit. With the reduction in the FDIC assessment, repos will not have the cost advantage previously held. Repos averaged $2,428,000 in 1995 and $1,748,000 during 1994. Management expects large denomination certificates of deposit to become more widely used in 1996 to replace a portion of the funds previously invested in repos.

SHORT-TERM BORROWINGS

AS OF AND FOR THE YEAR ENDED DECEMBER 31                 1995           1994
- ------------------------------------------------------------------------------
Securities Sold Under Repurchase Agreements
(Dollar Amounts in Thousands)

Book value                                             $1,883         $1,886
Average balance of agreements during year               2,428          1,748
Weighted average rate for year                           4.53%          4.00%
Highest month-end balance during year                   2,489          2,358
Interest payable at end of year                             5              4
Weighted average interest rate at end of year            4.43%          4.25%

CAPITAL ADEQUACY

Crawford Bancorp believes that a strong capital position is vital to continued profitability and to promote depositor and investor confidence. Crawford Bancorp's total equity-to-total asset ratio at December 31, 1995 was 9.76%, a decrease from 9.82% at December 31, 1994. Book value per share was $62.92 at December 31, 1995 compared to $59.40 per share at December 31, 1994. The effect of the unrealized gain (loss) on securities AFS was to increase book value by $1.05 at year end 1995 and to decrease book value per share by $.57 at year end 1994.

RISK MANAGEMENT

Management's objective in structuring the balance sheet is to maximize the return on average assets while minimizing the associated risks. The major risks with which Crawford Bancorp is concerned are market, credit, liquidity and interest rate risks. At the present time, management is not aware of any known trends, events or uncertainties that will have or are reasonably likely to have a material effect on Crawford Bancorp's liquidity or capital resources. Management is also unaware of any current recommendations by the regulatory authorities which, if they were to be implemented, would have any material adverse effect.

MARKET RISK MANAGEMENT

Crawford Bancorp does not have any particular concentration in any one economic sector except for the agriculture industry. Agricultural related loans represented approximately 14% and 15% of total loans at year end 1995 and 1994. Management believes that such loans are secured by specific collateral or the borrowers have sufficient net worth to protect Crawford Bancorp from material loss in all except rare circumstances. There is no significant concentration of loans in commercial real estate. Consumer loans are generally made for auto financing and collateralized by new and used vehicles or secured by other types of collateral.

LOAN PORTFOLIO
(DOLLAR AMOUNTS IN THOUSANDS)


                                                                                              December 31
                                                                           ------------------------------------------------
                                                                                 1995                1994            1993
                                                                           ------------------------------------------------
Types of Loans
    Commercial and industrial loans                                            $ 5,560            $ 6,254          $ 6,709
    Bankers' acceptances purchased                                                                                   1,485
    Real estate loans (nonfarm related)                                         26,390             26,884           25,133
    Real estate loans secured by farm land                                       2,997              4,362            4,972
    Agricultural production financing and other loans to farmers                 5,070              4,800            3,413
    Construction loans                                                             748                982            1,295
    Individuals' loans for household and other personal
      expenditures                                                              15,035             16,657           14,321
    Tax-exempt loans                                                                49                 49               53
                                                                           ------------------------------------------------
    Total loans                                                                $55,849            $59,988          $57,381
                                                                           ================================================

Crawford Bancorp's Asset\Liability Committee monitors market valuation risk on the investment securities portfolio. This process involves measurements of the general maturity, interest rate and liquidity risk in the investment portfolio.

Crawford Bancorp has 100% of its investment portfolio designated as AFS. This provides Crawford Bancorp with the flexibility to sell securities should the need arise. The unrealized gains, net of tax, were $167,000 at December 31, 1995 compared to unrealized losses, net of tax, of $90,000 at December 31, 1994.

CREDIT RISK MANAGEMENT

Management of the risks Crawford Bancorp assumes in providing credit products to customers is extremely important. Credit risk management includes defining an acceptable level of risk and return and establishing appropriate policies and procedures to govern the credit process.

Loans remain Crawford Bancorp's largest concentration of assets and continue to represent the greatest risk. Crawford Bancorp believes credit risks are elevated by undue concentrations of loans in specific industry segments and loans to out of area borrowers. Accordingly, Crawford Bancorp's board of directors regularly monitors such concentrations to determine compliance with its loan allocation policy.

Nonperforming loans include loans on nonaccrual and loans contractually past due ninety days or more as to principal or interest. Loans are considered impaired when it becomes probable that Crawford Bancorp will be unable to collect all amounts due according to the contractual terms of the loan agreement. The allowance for loan losses was $529,000 at December 31, 1995, representing .95% of outstanding loans, compared to $887,000 or 1.48% of outstanding loans at December 31, 1994.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
(DOLLAR AMOUNTS IN THOUSANDS)


                                                                                   December 31
                                                  ------------------------------------------------------------------------------
                                                          1995                        1994                     1993
                                                  ------------------------------------------------------------------------------
                                                     Amount   Percent of        Amount    Percent of      Amount    Percent of
                                                              Total Loans                 Total Loans               Total Loans
                                                  ------------------------------------------------------------------------------
Commercial and industrial                              $125       9.96%            $188       10.43%         $268       11.69%
Bankers' acceptance
 purchased                                                                                                     (*)       2.59
Real estate loans                                        73      52.62              109       52.09           135       52.47
Construction loans                                       (*)      1.34               (*)       1.64            (*)       2.26
Agriculture production
 financing and other loans to
 farmers                                                114       9.08              144        8.00           137        5.95
Individuals' loans for
 household and other
 personal expenditures                                  217      26.92              446       27.77           424       24.96
Tax-exempt loans                                         (*)       .08               (*)        .07            (*)        .08
                                                  ------------------------------------------------------------------------------

Total                                                  $529     100.00%            $887      100.00%         $964      100.00%
                                                  ==============================================================================

*None of the allowance for loan losses has been allocated to these categories of loans.

The allocation is based primarily on previous credit loss experience, adjusted for changes in the risk characteristics of each loan category. Additional amounts are allocated based on an evaluation of the loss potential of individual troubled loans and the anticipated effect of economic conditions on both individual loans and loan categories. Because the allocation is based on estimates and subjective judgment, it is not necessarily indicative of the specific amounts or loan categories in which losses may ultimately occur.

UNDERPERFORMING LOANS
(DOLLAR AMOUNTS IN THOUSANDS)

                                                               December 31
                                             ---------------------------------------------
                                                   1995           1994             1993
                                             ---------------------------------------------
Nonaccruing loans                                 $348            $107              $73
Accruing loans contractually past due
  90 days or more as to principal or
  interest payments                                                295
                                             ---------------------------------------------
Total                                             $348            $402              $73
                                             =============================================
Percent of total loans                             .62%            .67%             .13%

LIQUIDITY AND INTEREST RATE SENSITIVITY

Throughout 1993 and the first half of 1994, assets were repricing at lower levels while deposit costs had reached a pricing floor. During the last six months of 1994 and in 1995, increased competition for both loans and deposits combined with a flat or inverted yield curve further pressured interest margins throughout the financial institutions industry. Management of rate-sensitive earning assets and interest-bearing liabilities regardless of the interest-rate environment is a key component of profitability. Management's objective is to produce an optimal yield while protecting earnings from significant fluctuations to the extent practicable. An effective asset\liability management process is necessary to minimize the effects of fluctuating interest rates on net interest income while maintaining the flexibility to take advantage of changing market conditions.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN
INTEREST RATES AT DECEMBER 31, 1995
(DOLLAR AMOUNTS IN THOUSANDS)

                              Within      1-5      Over
                              1 Year     Years   5 Years    Total
                            ----------------------------------------
All loans                    $32,984   $18,766    $4,099   $55,849
                            ========================================
Percent                        59.06%    33.60%     7.34%   100.00%
                            ========================================

Rate sensitivity:
     Fixed rate              $ 9,000   $10,071    $  691   $19,914
     Variable rate            23,984     8,695     3,408    35,935
                            ----------------------------------------
           Totals            $32,984   $18,766    $4,099   $55,849
                            ========================================

LIQUIDITY RISK MANAGEMENT

Liquidity management involves maintaining sufficient cash levels to fund operations and to meet the requirements of borrowers, depositors, and creditors. Higher levels of liquidity bear higher corresponding costs, measured in terms of lower yields on short-term, more liquid earning assets, and higher interest expense in extending liability maturities. Liquid assets, including cash and cash equivalents, money market instruments, and securities maturing within one year, totaled over $23,000,000 at December 31, 1995.

Liquidity is reinforced by maintaining a relatively stable funding base, which is achieved by diversifying funding sources, extending the contractual maturity of liabilities, and limiting reliance on volatile short-term purchased funds. Crawford Bancorp's strategy is to fund assets to the maximum extent possible with core deposits, which provide a sizable source of relatively stable and low-cost funds.

Management believes Crawford Bancorp has sufficient liquidity to meet all reasonable borrower, depositor, and creditor needs in the present economic environment.

INTEREST RATE RISK MANAGEMENT

Effective asset\liability management requires the maintenance of a proper ratio between maturing or repriceable interest-earning assets and interest-bearing liabilities. It is the policy of Crawford Bancorp that rate-sensitive assets divided by rate-sensitive liabilities be kept within a range of 1.00% to 1.25%. Crawford Bancorp exceeded the range at December 31, 1995 due to the high level of federal funds sold. These short-term investments represented funds received from purchasing deposits from another financial institution not yet allocated to loans or investment securities. Crawford Bancorp's strategy is to remain near neutral when rates are likely to remain stable and shifting slightly toward a negative gap when rates are expected to decline and a positive gap when rates are expected to rise. In any event, Crawford Bancorp does not anticipate that its earnings will be materially impacted in 1996 regardless of the direction rates may trend.

At December 31, 1995 and 1994, the gap analyses indicated substantial asset sensitivity over a one-year time horizon. Generally, such a position indicates that an overall rise in interest rates would result in a favorable impact on Crawford Bancorp's net interest margin, as assets would reprice more quickly than liabilities. Conversely, the net interest margin would be expected to be adversely affected with an overall decline in interest rates. Core deposits are distributed or spread among the repricing categories based upon a market sensitivity analysis performed by an unaffiliated correspondent bank using historical patterns of repricing. The assumptions regarding these repricing characteristics greatly influence conclusions regarding interest sensitivity. Management believes its assumption regarding these liabilities are reasonable.

RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 1995
(DOLLAR AMOUNTS IN THOUSANDS)

                                                                                                 Over 5
                                                   Up to         Over 1 to      Over 2 to       Years or
                                                   1 Year         2 Years        5 Years       Insensitive         Total
                                              -------------------------------------------------------------------------------
Interest-earning assets
  Interest-bearing deposits
     Demand                                       $   284                                                          $    284
     Time                                             794                                                               794
  Loans                                            32,984         $  8,298        $10,468          $  4,099          55,849
  Securities                                        8,571            7,444         10,228             2,384          28,627
  Federal funds sold                               11,000                                                            11,000
                                              -------------------------------------------------------------------------------

     Total interest-earning assets                 53,633           15,742         20,696             6,483          96,554
  Other assets (including unrealized gain
     on AFS securities)                                                                               6,657           6,657
  Allowance for loan losses                                                                            (529)           (529)
                                              -------------------------------------------------------------------------------
     Total assets                                 $53,633         $ 15,742        $20,696          $ 12,611        $102,682
                                              ===============================================================================

Interest-bearing liabilities
  Interest-bearing demand                         $ 6,840                                          $ 15,790        $ 22,630
  Savings                                           1,784                                             7,704           9,488
  Certificates of deposit                          31,890         $ 13,375        $ 4,833                33          50,131
  Borrowed funds                                    1,912                                                             1,912
                                              -------------------------------------------------------------------------------

     Total interest-bearing liabilities            42,426           13,375          4,833            23,527          84,161
                                              -------------------------------------------------------------------------------
  Demand deposits                                                                                     7,684           7,684
  Other liabilities                                                                                     820             820
  Shareholders' equity                                                                               10,017          10,017
                                              -------------------------------------------------------------------------------

     Total liabilities and shareholders'
     equity                                       $42,426         $ 13,375        $ 4,833          $ 42,048        $102,682
                                              ===============================================================================

Rate sensitivity gap (assets less liabilities)    $11,207         $  2,367        $15,863          $(29,437)
                                              ===============================================================================

Rate sensitivity gap (cumulative)                 $11,207         $(13,574)       $29,437
                                              ===============================================================================

Percent of total assets (cumulative)                10.91%           13.22%         28.67%

Rate-sensitive assets/liabilities                  126.42%          124.32%        148.55%
(cumulative)

EFFECTS OF INFLATION

Crawford Bancorp's asset and liability structure is substantially different from that of an industrial company in that most of its assets and liabilities are monetary in nature. Management believes the impact of inflation on financial results depends upon Crawford Bancorp's ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. Interest rates do not necessarily move in the same direction at the same time, or at the same magnitude, as the prices of other goods and services. As discussed previously, management relies on its ability to manage the relationship between interest-sensitive assets and liabilities to protect against wide interest rate fluctuations, including those resulting from inflation.

FUTURE ACCOUNTING CHANGES

The FASB has issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of. This Statement establishes guidance for recognizing and measuring impairment losses and requires that the carrying amount of impaired assets be reduced to fair value. Long-lived assets and certain identifiable intangibles must be reviewed for impairment whenever events indicate that the carrying amount of the assets may not be recoverable.

SFAS No. 121 is effective in 1996 for Crawford Bancorp. Management does not believe the adoption of SFAS No. 121 will have any material effect on results of operation or financial condition in 1996.

SFAS No. 122, Accounting for Mortgage Servicing Rights, pertains to mortgage banking and financial institutions that conduct operations that are similar to the primary operations of a mortgage banking enterprise. This Statement eliminates the accounting distinction between mortgage servicing rights that are acquired through loan origination activities and those acquired through purchase transactions. Under this Statement, if Crawford Bancorp enters into mortgage banking activities and sells or securitizes loans and retains the mortgage servicing rights, Crawford Bancorp must allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the rights) based on their relative fair values.

SFAS No. 122 is effective for Crawford Bancorp in 1996. Since Crawford Bancorp does not currently engage in mortgage banking activities, it does not expect adoption of this Statement to have any material effect on 1996 operations or financial position

SFAS No. 123, Stock Based Compensation, is effective for Crawford Bancorp on 1996. This Statement requires expanded disclosures rather than recognition of compensation cost as was originally required by the exposure draft of this Statement for fixed, at the money, options. However, employers are encouraged to recognize the cost of stock-based compensation plans in their financial statements. Currently, Crawford Bancorp has no stock-based compensation plans and adoption of SFAS No. 123 is not expected to have any effect on 1996 financial statements.

                           REGULATORY CONSIDERATIONS

BANK HOLDING COMPANY REGULATION

     First Financial and Crawford Bancorp are registered as bank holding companies and are subject to the regulations of the Federal Reserve under the Bank Holding Company Act of 1956, as amended ("BHC Act"). Bank holding companies are required to file periodic reports with and are subject to periodic examination by the Federal Reserve. The Federal Reserve has issued regulations under the BHC Act requiring a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. It is the policy of the Federal Reserve that, pursuant to this requirement, a bank holding company should stand ready to use its resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity. Additionally, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" (as defined in the statute) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan. Under the BHC Act, the Federal Reserve has the authority to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

     First Financial is prohibited by the BHC Act from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock or substantially all of the assets of any bank or savings association or merging or consolidating with another bank holding company without prior approval of the Federal Reserve. Additionally, First Financial is prohibited by the BHC Act from engaging in or from acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a nonbanking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be a proper incident thereto. The BHC Act does not place territorial restrictions on the activities of such nonbanking-related activities.

CAPITAL ADEQUACY GUIDELINES FOR BANK HOLDING COMPANIES

     Bank holding companies are required to comply with the Federal Reserve's risk-based capital guidelines which require a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities such as standby letters of credit) of 8%. At least half of the total required capital must be "Tier 1 capital," consisting principally of common shareholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries, less certain goodwill items. The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, cumulative perpetual preferred stock, and a limited amount of the general loan loss allowance. In addition to the risk-based capital guidelines, the Federal Reserve has adopted a Tier 1 (leverage) capital ratio under which the bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of 3% in the case of bank holding companies which have the highest regulatory examination ratings and are not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a ratio of at least 1% to 2% above the stated minimum.

     The following are First Financial's and Crawford Bancorp's regulatory capital ratios as of December 31, 1995:

                             FIRST FINANCIAL        CRAWFORD BANCORP
                             ---------------        ----------------

          Tier 1 Capital:        14.14 %                 15.72 %

          Total Capital:         15.58 %                 16.55 %

          Leverage Ratio:         9.30 %                  9.76 %

BANK REGULATION

     The subsidiary banks of First Financial which are national banks are supervised, regulated and examined by the Office of the Comptroller of the Currency ("OCC"). The subsidiary banks of First Financial which are state banks chartered in Indiana are supervised, regulated and examined by the Indiana Department of Financial Institutions. First Financial's subsidiary banks chartered in Illinois are supervised, regulated and examined by the Illinois Commissioner of Banks and Trust Companies ("ICBTC"). In addition, those First Financial subsidiary banks which are state banks and members of the Federal Reserve are supervised and regulated by the Federal Reserve, and those which are not members of the Federal Reserve are supervised and regulated by the Federal Deposit Insurance Corporation ("FDIC"). The Bank, as a bank chartered in Illinois, is supervised, regulated and examined by the ICBTC and will continue to be supervised, regulated and examined by the ICBTC following consummation of the Merger. Each regulator has the authority to issue cease-and-desist orders if it determines that activities of the bank regularly represent an unsafe and unsound banking practice or a violation of law.

     Both federal and state law extensively regulate various aspects of the banking business such as reserve requirements, truth-in-lending and truth-in-savings disclosure, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Current federal law also requires banks, among other things, to make deposited funds available within specified time periods.

     Insured state-chartered banks are prohibited under FDICIA from engaging as principal in activities that are not permitted for national banks, unless (i) the FDIC determines that the activity would pose no significant risk to the appropriate deposit insurance fund, and (ii) the state bank is, and continues to be, in compliance with all applicable capital standards.

BANK CAPITAL REQUIREMENTS

     The FDIC and the OCC have adopted risk-based capital ratio guidelines to which state-chartered banks and national banks under their respective supervision are subject. The guidelines establish a systematic, analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

     Like the capital guidelines established by the Federal Reserve, these guidelines divide a bank's capital into two tiers. Banks are required to maintain a total risk-based capital ratio of 8%. The FDIC or OCC may, however, set higher capital requirements when a bank's particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

     In addition, the FDIC and OCC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional 100 to 200 basis points.

     All of First Financial's subsidiary banks, as well as the Bank, exceed the risk-based capital guidelines of the FDIC and OCC as of December 31, 1995.

     The capital requirements described above are minimum requirements. Higher capital levels will be required by the federal banking regulators if warranted by the particular circumstances or risk profiles of individual institutions. For example, the regulations of both the FDIC and the OCC provide that additional capital may be required to take adequate account of the risks posed by concentrations of credit and nontraditional activities, interest rate risk exposure and the bank's ability to manage such risks. As of December 31, 1995, none of First Financial's subsidiary banks or the Bank had been directed by its primary federal regulator to maintain capital at a level in excess of the minimum regulatory requirements. Neither First Financial nor Crawford Bancorp is able to predict whether and when higher capital requirements would be imposed and, if so, to what levels and on what schedule.

BRANCHES AND AFFILIATES

     Branching by First Financial subsidiary banks in Indiana and Illinois is subject to the jurisdiction, and requires the prior approval of, the bank's primary federal regulatory authority and, if the branching bank is a state bank, the Indiana Department of Financial Institutions or the Illinois Commissioner of Banks and Trust Companies (depending upon the location of the principal office of the bank).

     First Financial's subsidiary banks are subject to the Federal Reserve Act, which restricts financial transactions between banks and affiliated companies. The statute limits credit transactions between a bank and its executive officers and its affiliates, prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, and restricts the types of collateral security permitted in connection with a bank's extension of credit to an affiliate.

FDICIA

     FDICIA requires, among other things, federal bank regulatory authorities to take "prompt corrective action" with respect to banks which do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

     The FDIC has adopted regulations to implement the prompt corrective action provisions of FDICIA. Among other things, the regulations define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or a Tier 1 risk-based capital ratio of 4% or greater, and generally a leverage ratio 4% or greater. An institution is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than 8%, or a Tier 1 risk-based capital ratio of 4% or greater, and generally a leverage ratio of less than 4%, and "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

     "Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan. A bank's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution as described above. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. "Significantly undercapitalized" banks are subject to one or more of a number of requirements and restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and prohibit acceptance of deposits from correspondent banks, and restrictions on compensation of executive officers. "Critically undercapitalized" institutions may not, beginning 60 days after becoming "critically undercapitalized", make any payment of principal or interest on certain subordinated debt or extend credit for a highly leveraged transaction or enter into any transaction outside the ordinary course of business. In addition, "critically undercapitalized" institutions are subject to appointment of a receiver or conservator.

     On July 15, 1995, the federal banking regulators, including the FDIC, the Federal Reserve and the OCC, published final guidelines establishing operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines, which took effect on August 9, 1995, establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution will be responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan, or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action. The federal banking agencies also have published for comment proposed asset quality and earnings standards which, if adopted, would be added to the safety and soundness guidelines. This proposal, like the final guidelines discussed above, would establish the goals to be achieved with respect to asset quality and earnings, and each institution would be responsible for establishing its own procedures to meet such goals. Neither First Financial nor Crawford Bancorp can predict on what form such rules will eventually be adopted or what effect such rules will have on First Financial's subsidiary banks or the Bank.

DEPOSIT INSURANCE

     The deposits of First Financial's subsidiary banks, as well as the Bank are insured up to $100,000 per insured account, by the Bank Insurance Fund ("BIF"), except for deposits acquired in connection with mergers with savings associations, which deposits are insured by the Savings Association Insurance Fund ("SAIF"). Accordingly, deposit insurance premiums are paid to both BIF and SAIF. If the FDIC believes that an increase in the insurance rates is necessary, it may increase the insurance premiums applicable to the BIF.

     The amount each institution pays for FDIC deposit insurance coverage is determined in accordance with a risk-based assessment under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium. For the semi-annual assessment period ended December 31, 1995, BIF assessments ranged from 0.04% to 0.31% of deposits while SAIF assessments ranged from 0.23% to 0.31% of deposits. For the semi-annual assessment period beginning January 1, 1996, BIF assessments will range from nearly 0% (statutory minimum assessment of $1,000 paid to the BIF) to 0.27% of deposits while SAIF assessments will range from 0.23% to 0.31% of deposits. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

     The supervisory subgroup to which an institution is assigned by the FDIC is confidential and may not be disclosed. Deposit insurance assessments may increase or decrease depending upon the category and subcategory, if any, to which the bank is assigned by the FDIC and upon regulatory changes. Any increase in insurance assessments could have an adverse effect on the earnings of First Financial's subsidiary banks and the Bank, and any decrease could have a positive effect on the earnings of First Financial's subsidiary banks and the Bank.

INTERSTATE BANKING

     In 1994, Congress enacted sweeping changes to the interstate branching and expansion powers of depository institutions and their holding companies in The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal") which allows for interstate banking and interstate branching without regard to whether such activity is permissible under state law. Beginning on September 29, 1995, bank holding companies were allowed to acquire banks anywhere in the United States subject to certain state restrictions. Beginning on June 1, 1997, an insured bank may merge with an insured bank across state lines without regard to whether such merger is prohibited by state law, thereby creating interstate branches. Further, bank holding companies may merge existing bank subsidiaries located in different states into one bank. Beginning on September 29, 1995, an insured bank subsidiary was allowed to act as an agent for an affiliated bank or thrift in offering limited banking services (receive deposits, renew time deposits, close loans, service loans and receive payments on loans obligations) both within the same state and across state lines.

     Under such legislation, each state has the opportunity to "opt out" of interstate branching, thereby prohibiting interstate bank mergers into and out of that state, or to "opt in" early, thereby allowing interstate branching prior to June 1, 1997. Furthermore, pursuant to Riegle-Neal, a bank may open new branches in a state in which it currently does not have banking operations, if the laws of the state where the branch would be located permit such de novo branching. Under Riegle-Neal, an out-of-state bank also may acquire a branch of a bank, without acquiring the entire bank; provided, however, that the laws of the state where the branch is located permit such an acquisition.

     Indiana recently enacted legislation "opting in" early to interstate branching, thereby permitting interstate branching on a reciprocal basis prior to June 1, 1997. The Indiana legislation also permits de novo branching and acquisitions of branches only on a reciprocal basis. Beginning on June 1, 1997, all methods of branching will be permitted regardless of reciprocity. Illinois enacted interstate branching legislation which will allow interstate branching beginning on June 1, 1997. The Illinois legislation does not permit de novo branching into Illinois or the acquisition of a branch in Illinois without the acquisition of the entire bank.

ADDITIONAL MATTERS

     In addition to the matters discussed above, First Financial's subsidiary banks and the Bank are subject to additional regulation of their activities, including a variety of consumer protection regulations affecting their lending, deposit and collection activities and regulations affecting secondary mortgage market activities.

     The extensive regulation, supervision and examination of financial institutions by the bank regulatory agencies is intended primarily for the protection of the insurance fund and depositors. Moreover, such regulation imposes substantial restrictions on the operations and activities of such institutions, and grants to regulators broad discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to classification of assets and establishment of adequate loan loss reserves. Any changes in such regulations, whether by legislation or regulatory action, could have a material impact on First Financial's subsidiary banks and their operations. First Financial cannot predict what, if any, future actions may be taken by legislative or regulatory authorities or what impact any such actions may have on the operations of its affiliates.

     The earnings of financial institutions are also affected by general economic conditions and prevailing interest rates, both domestic and foreign and by the monetary and fiscal policies of the United States Government and its various agencies, particularly the Federal Reserve.

     Additional legislation and administrative actions affecting the banking industry may be considered by the United States Congress, state legislatures and various regulatory agencies, including those referred to above. It cannot be predicted with certainty whether such legislation or administrative action will be enacted or the extent to which the banking industry in general or the Bank or First Financial and its subsidiary banks in particular would be affected thereby.

                          COMPARISON OF COMMON STOCK

     The rights of holders of Crawford Bancorp Common Stock who receive First Financial Common Stock in the Merger will be governed by the laws of the State of Indiana, which is the state in which First Financial is incorporated, by First Financial's Amended and Restated Articles of Incorporation ("First Financial's Articles of Incorporation") and First Financial's By-Laws, as amended ("First Financial's By-Laws"). The rights of the shareholders of Crawford Bancorp are presently governed by the laws of the State of Illinois, which is the state in which Crawford Bancorp is incorporated, and by Crawford Bancorp's Articles of Incorporation ("Crawford Bancorp Articles of Incorporation") and By-Laws. The rights of the shareholders of Crawford Bancorp are substantially similar to those of shareholders of First Financial. The following summary comparison of First Financial Common Stock and Crawford Bancorp Common Stock includes all material features of such shares but does not purport to be complete and is qualified in its entirety by reference to First Financial's and Crawford Bancorp's Articles and By-Laws.

AUTHORIZED BUT UNISSUED SHARES

     First Financial's Articles of Incorporation authorize the issuance of 10,000,000 shares of First Financial Common Stock, of which 5,753,304 whole shares were outstanding as of December 31, 1995. The remaining authorized but unissued shares of common stock may be issued upon authorization of the Board of Directors of First Financial without prior shareholder approval.

     The issuance of additional shares of First Financial Common Stock to persons who were not holders of First Financial Common Stock prior to such issuance or the issuance of First Financial preferred stock may adversely affect the interests of First Financial shareholders.

     Crawford Bancorp's Articles of Incorporation authorize the issuance of 250,000 shares of Crawford Bancorp Common Stock, $5.00 par value per share, of which 159,200 shares were outstanding as of December 31, 1995. Following the Merger, all of the outstanding shares of common stock will be held by First Financial.

PREEMPTIVE RIGHTS

     As permitted by Indiana law, First Financial's Articles of Incorporation do not provide for preemptive rights to subscribe for any new or additional First Financial Common Stock or other securities. Preemptive rights may be granted to First Financial's shareholders if First Financial's or Crawford Bancorp's Articles of Incorporation are amended accordingly. Under Crawford Bancorp's Articles, shareholders of Crawford Bancorp have do not have preemptive rights to subscribe for any new or additional shares of Crawford Bancorp Common Stock or other securities or indebtedness.

DIVIDEND RIGHTS

     The holders of common stock of First Financial and Crawford Bancorp are entitled to dividends and other distributions when, as and if declared by their respective Boards of Directors out of funds legally available therefor. With respect to First Financial, a dividend may not be paid if, after giving it effect, (1) First Financial would not be able to pay its debts as they become due in the usual course of business, or (2) First Financial's total assets would be less than the sum of its total liabilities plus, unless First Financial's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend if First Financial were to be dissolved at the time of the dividend. With respect to Crawford Bancorp, a dividend may not be paid if, after giving it effect, (i) Crawford Bancorp would be insolvent, or (ii) the net assets of Crawford Bancorp would be less than zero or less than the maximum amount payable at the time of distribution to shareholders having preferred rights in liquidation if Crawford Bancorp was then to be liquidated.

     The amount of dividends, if any, that may be declared by First Financial in the future will necessarily depend upon many factors, including, without limitation, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since First Financial is primarily dependent upon dividends paid by its subsidiaries for its revenues), the discretion of First Financial's Board of Directors and other factors that may be appropriate in determining dividend policies.

     Cash dividends paid to First Financial by its Illinois-chartered subsidiary banks are limited by Illinois law to the bank's net profits then on hand, less losses and statutorily-defined bad debts. Cash dividends paid to First Financial by its Indiana-chartered subsidiary banks are limited by Indiana law to the balance of the bank's undivided profits account adjusted for statutorily-defined bad debts. First Financial's national subsidiary banks may pay cash dividends on their common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years.

     Dividends paid by First Financial's subsidiary banks, as well as the Bank, ordinarily will be restricted to a lesser amount than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks' principal federal regulatory authorities. See "REGULATORY CONSIDERATIONS". If a bank's capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited without prior regulatory approval. None of First Financial's subsidiary banks or the Bank is currently subject to such a restriction.

VOTING RIGHTS

     The holders of the outstanding shares of First Financial Common Stock and Crawford Bancorp Common Stock are entitled to one vote per share on all matters presented for shareholder vote. Shareholders of First Financial do not have cumulative voting rights in the election of directors. Crawford Bancorp Shareholders currently have cumulative voting rights by virtue of a provision in Crawford Bancorp's By-Laws.

     Illinois law generally requires that a merger, consolidation, or exchange of shares be approved by a shareholder vote of two-thirds of the votes entitled to be cast at the shareholders meeting, subject to provisions in the corporation's articles of incorporation requiring a lower or higher percentage vote requirement not less than a majority of the outstanding shares entitled to vote. Indiana law generally requires that mergers, consolidations, sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation be approved by the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the shareholders meeting, subject in each case to provisions in the corporation's articles of incorporation requiring a higher percentage vote for certain transactions.

     Both Indiana and Illinois law require shareholder approval for most amendments to a corporation's articles of incorporation -- under Indiana law, by a majority of a quorum present at a shareholders' meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) and under Illinois law, by two-thirds of all shares entitled to vote. Both Indiana and Illinois law permit a corporation in its articles of incorporation to prescribe a higher shareholder vote for certain amendments to the articles of incorporation and Illinois law permits a corporation in its articles of incorporation to prescribe a lower shareholder vote for certain amendments to the articles of incorporation, but not lower than a majority of the outstanding shares entitled to vote.

DISSENTERS' RIGHTS

     The holders of Indiana business corporations possess dissenters' rights in connection with certain mergers and other significant corporate actions. Under Indiana law, a shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder's shares in the event of (1) consummation of a plan of merger, if shareholder approval is required and the shareholder is entitled to vote thereon, (2) consummation of a plan of share exchange by which the shareholder's shares will be acquired, if the shareholder is entitled to vote thereon, (3) consummation of a sale or exchange of all, or substantially all, the property of the corporation other than in the usual course of business, if the shareholder is entitled to vote thereon, (4) approval of a control share acquisition under Indiana law, and (5) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, by-laws or a resolution of the Board of Directors provides that voting or non-voting shareholders are entitled to dissent and obtain payment for their shares.

     However, the dissenters' rights provisions described above do not apply to the holders of shares of any class or series with respect to a merger, share exchange or sale or exchange of property if the shares of that class or series were registered on a United States securities exchange registered under the Exchange Act or traded on the NASDAQ National Market System or a similar market. As of the date of this Proxy Statement, shares of First Financial Common Stock are traded on the NASDAQ National Market System and, therefore, First Financial shareholders presently are not entitled to assert dissenters' rights under Indiana law with respect to any of the transactions discussed above.

     With respect to dissenters' rights of the shareholders of Crawford Bancorp in connection with the Merger, see the discussion under the caption "PROPOSED MERGER -- Rights of Dissenting Shareholders" and Appendix B.

LIQUIDATION RIGHTS

     In the event of any liquidation or dissolution of First Financial, the holders of shares of First Financial Common Stock are entitled to receive pro rata with respect to the number of shares held by them any assets distributable to shareholders, subject to the payment of First Financial's liabilities and any rights of creditors and holders of shares of First Financial preferred stock then outstanding. In the event of any liquidation, dissolution or winding up of Crawford Bancorp, the holders of shares of Crawford Bancorp Common Stock are entitled to receive pro rata with respect to the number of shares held by them any assets distributable to shareholders, subject to the payment of Crawford Bancorp's liabilities and any rights of creditors.

ASSESSMENT AND REDEMPTION

     Under Indiana law and Illinois law, respectively, shares of First Financial Common Stock and Crawford Bancorp Stock are not liable to further assessment.

     Under Indiana law, First Financial may redeem or acquire shares of First Financial Common Stock with funds legally available therefore, and shares so acquired constitute authorized but unissued shares. First Financial may not redeem or acquire shares of First Financial Common Stock if, after giving such redemption or acquisition effect, First Financial would not be able to pay its debts as they become due in the usual course of business, or First Financial's total assets would be less than the sum of its total liabilities plus, unless First Financial's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those whose stock is being redeemed or acquired if First Financial were to be dissolved at the time of the redemption or acquisition. Crawford Bancorp has similar redemption rights under Illinois law.

     In addition, First Financial and Crawford Bancorp must give prior notice to the Federal Reserve if the consideration to be paid by it for any redemption or acquisition of their respective shares, when aggregated with the consideration paid for all redemptions or acquisitions for the preceding twelve (12) months, equals or exceeds 10% of their respective consolidated net worth.

ANTI-TAKEOVER PROVISIONS

     The anti-takeover measures applicable to First Financial and Crawford Bancorp, as described below, may have the effect of discouraging or rendering it more difficult for a person or other entity to acquire control of First Financial or Crawford Bancorp. These measures may have the effect of discouraging certain tender offers for shares of First Financial Common Stock or Crawford Bancorp Common Stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.

     Indiana Law and First Financial's Articles of Incorporation.  Under the
     -----------------------------------------------------------
business combinations provision of Indiana law, any 10% shareholder of an Indiana corporation, with a class of voting shares registered under Section 12 of the Exchange Act or which has specifically adopted this provision in the corporation's articles of incorporation, is prohibited for a period of five (5) years from completing a business combination with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. Further, the corporation and a 10% shareholder may not consummate a business combination unless all provisions of the articles of incorporation of the corporation are complied with and a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the business combinations provision of Indiana law.

     An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision, but such an election remains ineffective for eighteen (18) months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the effective time of the election. First Financial is covered by the business combinations provision of Indiana law and Crawford Bancorp is not covered. The constitutional validity of the business combinations provision of Indiana law has in the past been challenged and has been upheld by the United States Supreme Court.

     In addition to the business combinations provision, Indiana law also contains a "control share acquisition" provision which, although different in structure from the business combinations provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. Indiana law provides that, unless otherwise provided in an Indiana corporation's articles of incorporation or by-laws, certain acquisitions of shares of the corporation's common stock will be accorded voting rights only if a majority of the disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. Upon disapproval of the resolution, the shares held by the acquiror shall be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision.

     This provision does not apply to a plan of affiliation and merger, if the corporation complies with the applicable merger provisions and is a party to the agreement of merger or plan of share exchange. First Financial is subject to the control share acquisition provision. First Financial's Articles of Incorporation and By-Laws do not contain any provisions which discourage takeovers with respect to control share acquisitions.

     Illinois Law and Crawford Bancorp's Articles of Incorporation.  Under the
     -------------------------------------------------------------
business combinations provision of the IBCA, any interested shareholder (defined as a shareholder owning at least 15% of the outstanding shares of common stock) of an Illinois corporation is prohibited for a period of three (3) years following the date on which the shareholder becomes an interested shareholder from engaging in any business combination with the corporation unless (i) the board of directors approves the business combination prior to the shareholder becoming an interested shareholder, or (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the shareholder owned at least 85% of the voting shares of the corporation outstanding at the time the transaction commenced, or (iii) the business combination is approved by the board of directors and authorized in an annual or special meeting of shareholders by at least two-thirds of the outstanding voting shares other than those held by the interested shareholder.

     Crawford Bancorp is not covered by the IBCA's business combinations provision, but it could elect to be covered through an amendment to Crawford Bancorp's Articles of Incorporation.

DIRECTOR LIABILITY

     Under Indiana law, a director of First Financial will not be liable to shareholders for any action taken as a director, or any failure to take any action, unless (1) the director has breached or failed to perform his duties as a director in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation and (2) such breach or failure to perform constitutes willful misconduct or recklessness.

     Under Illinois law, a director of Crawford Bancorp may not be liable by reason of serving as a director or for any action taken as a director if the director acts in good faith and in a manner the director reasonably believed to be in or not opposed to the best interests of the corporation, and, as to any criminal action, had no reasonable cause to believe their conduct was unlawful. A director may be liable for his negligence or misconduct in the performance of his duty to the corporation.

                                LEGAL OPINIONS

     Certain legal matters in connection with the Agreement will be passed upon for First Financial by the law firm of Krieg DeVault Alexander & Capehart, One Indiana Square, Suite 2800, Indianapolis, Indiana 46204, and for Crawford Bancorp by the law firm of Brown, Hay & Stephens, 700 First National Bank Building, Springfield, Illinois 62705.

                                    EXPERTS

     The consolidated financial statements of First Financial and subsidiaries incorporated into this Proxy Statement have been audited by Coopers & Lybrand L.L.P., independent public accountants, to the extent and for the years indicated in their report thereon, and have been so incorporated into this Proxy Statement in reliance upon the report of Coopers & Lybrand L.L.P. and upon the authority of such firm as experts in auditing and accounting.

     The consolidated financial statements of Crawford Bancorp included in this Proxy Statement have been audited by Geo. S. Olive & Co. L.L.C., independent public accountants, to the extent and for the periods indicated in their report thereon. Such consolidated financial statements have been included in this Proxy Statement in reliance upon such report and upon the authority of such firm as experts in auditing and accounting.

     Representatives of Geo. S. Olive & Co. L.L.C. are not expected to be at the Special Meeting.

                                 OTHER MATTERS

     The Special Meetings are called for the purposes set forth in the Notice attached to this Proxy Statement. The Board of Directors of Crawford Bancorp know of no other matters for action by shareholders at the Special Meeting other than the matters described in the Notice. However, the enclosed proxy will confer discretionary authority to the persons named therein with respect to any such matters, none of which are known to the Board of Directors of Crawford Bancorp as of the date hereof, which may properly come before the Special Meeting. It is the intention of the persons named in the proxy to vote pursuant to the proxy with respect to such matters in accordance with the recommendation of the Board of Directors of Crawford Bancorp.

                           INDEX TO CRAWFORD BANCORP
                             FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Independent Auditor's Report ...........................................   F-2

Consolidated Balance Sheet as of
December 31, 1995 and 1994 .............................................   F-3

Consolidated Statement of Income for the Years Ended
December 31, 1995, 1994, and 1993 ......................................   F-4

Consolidated Statement of Shareholders' Equity for the
Years Ended December 31, 1995, 1994, and 1993 ..........................   F-5

Consolidated Statement of Cash Flows for the
Years Ended December 31, 1995, 1994 and 1993 ...........................   F-6

Notes to Consolidated Financial Statements as of
December 31, 1995, 1994, and 1993 ......................................   F-7

                         INDEPENDENT AUDITOR'S REPORT



To the Shareholders and
Board of Directors
Crawford Bancorp, Inc.
Robinson, Illinois


We have audited the consolidated balance sheet of Crawford Bancorp, Inc. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Crawford Bancorp, Inc. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for investments in securities in 1994.


Geo. S. Olive & Co. LLC


Indianapolis, Indiana
January 5, 1996, except for Note 2 for
     which the date is March 8, 1996

                     CRAWFORD BANCORP, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEET

DECEMBER 31                                                                           1995             1994
- ----------------------------------------------------------------------------------------------------------------
ASSETS
  Cash and due from banks                                                         $  2,529,031      $ 2,550,527
  Interest-bearing demand deposits                                                     284,050          268,789
  Federal funds sold                                                                11,000,000        1,600,000
                                                                               ---------------------------------
     Cash and cash equivalents                                                      13,813,081        4,419,316
  Interest-bearing deposits                                                            794,000          496,000
  Investment securities
     Available for sale                                                             28,879,648        8,491,124
     Held to maturity                                                                                20,692,667
                                                                               ---------------------------------
        Total investment securities                                                 28,879,648       29,183,791
  Loans held for sale                                                                                   113,000
  Loans                                                                             55,848,783       59,988,486
  Allowance for loan losses                                                           (528,693)        (886,738)
                                                                               ---------------------------------
        Net loans                                                                   55,320,090       59,101,748
  Premises and equipment                                                             1,711,804        1,056,893
  Foreclosed real estate                                                               167,807           15,000
  Interest receivable                                                                1,003,054        1,004,109
  Goodwill                                                                             540,207          563,949
  Other assets                                                                         452,203          337,048
                                                                               ---------------------------------

        Total assets                                                              $102,681,894      $96,290,854
                                                                               =================================

LIABILITIES
  Deposits
     Noninterest bearing                                                          $  7,684,322      $ 7,617,155
     Interest bearing                                                               82,248,969       76,736,472
                                                                               ---------------------------------
        Total deposits                                                              89,933,291       84,353,627
  Securities sold under repurchase agreements                                        1,883,320        1,885,941
  Long-term debt                                                                        29,307           33,567
  Interest payable                                                                     282,755          251,645
  Other liabilities                                                                    535,936          310,269
                                                                               ---------------------------------
        Total liabilities                                                           92,664,609       86,835,049
                                                                               ---------------------------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Common stock, $5 par value
     Authorized--250,000 shares
     Issued and outstanding--159,200 shares                                            796,000          796,000
  Paid-in capital                                                                    2,180,560        2,180,560
  Retained earnings                                                                  6,873,695        6,569,454
  Net unrealized gain (loss) on securities available for sale                          167,030          (90,209)
                                                                               ---------------------------------
        Total shareholders' equity                                                  10,017,285        9,455,805
                                                                               ---------------------------------

        Total liabilities and shareholders' equity                                $102,681,894      $96,290,854
                                                                               =================================

See Notes to consolidated financial statements.

                     CRAWFORD BANCORP, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31                                                     1995          1994         1993
- --------------------------------------------------------------------------------------------------------------
INTEREST INCOME
   Loans receivable
     Taxable                                                         $  5,101,803   $ 4,897,302   $4,811,170
     Tax exempt                                                             3,536         3,306       11,700
   Investment securities
     Taxable                                                            1,444,510     1,456,716    1,703,243
     Tax exempt                                                           241,687       237,511      219,693
   Federal funds sold                                                     243,879       119,732      167,699
   Deposits with financial institutions                                    41,834        29,310       33,217
                                                                   -------------------------------------------
        Total interest income                                           7,077,249     6,743,877    6,946,722
                                                                   -------------------------------------------

INTEREST EXPENSE
   Deposits                                                             3,408,031     2,979,319    2,996,965
   Short-term borrowings                                                  110,400        69,723       85,743
   Long-term debt                                                           2,524         2,162        2,827
                                                                   -------------------------------------------
        Total interest expense                                          3,520,955     3,051,204    3,085,535
                                                                   -------------------------------------------

NET INTEREST INCOME                                                     3,556,294     3,692,673    3,861,187
   Provision for loan losses                                              300,000        90,000      120,000
                                                                   -------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                     3,256,294     3,602,673    3,741,187
                                                                   -------------------------------------------

OTHER INCOME
   Fiduciary activities                                                   112,006        91,256       82,639
   Service charges on deposit accounts                                    366,352       352,397      305,348
   Other income                                                           154,737       125,056      116,001
                                                                   -------------------------------------------
        Total other income                                                633,095       568,709      503,988
                                                                   -------------------------------------------

OTHER EXPENSES
   Salaries and employee benefits                                       1,564,497     1,416,529    1,405,886
   Net occupancy expenses                                                 189,210       197,819      179,366
   Equipment expenses                                                     226,622       200,100      212,562
   Deposit insurance expense                                              108,042       193,352      188,959
   Printing and office supplies                                            92,958        86,951       80,121
   Director and committee fees                                            103,140       103,340      104,975
   Other expenses                                                         814,391       589,180      575,414
                                                                   -------------------------------------------
        Total other expenses                                            3,098,860     2,787,271    2,747,283
                                                                   -------------------------------------------

INCOME BEFORE INCOME TAX                                                  790,529     1,384,111    1,497,892
   Income tax expense                                                     167,888       364,284      425,472
                                                                   -------------------------------------------

NET INCOME                                                             $  622,641    $1,019,827   $1,072,420
                                                                   ===========================================

PER SHARE
   Net income                                                               $3.91         $6.41        $6.74

WEIGHTED AVERAGE SHARES OUTSTANDING                                       159,200       159,200      159,200

See Notes to consolidated financial statements.

                     CRAWFORD BANCORP, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                  NET
                                                                                              UNREALIZED
                                                COMMON STOCK                                     GAIN
                                        -------------------------                              (LOSS) ON
                                           SHARES                                             SECURITIES
                                          OUTSTAND-                 PAID-IN     RETAINED       AVAILABLE    TREASURY
                                             ING        AMOUNT      CAPITAL     EARNINGS       FOR SALE      STOCK        TOTAL
- ------------------------------------------------------------------------------------------------------------------------------------

BALANCES, JANUARY 1, 1993                    86,680    $866,800   $2,374,509   $5,050,442                  $(280,784)   $ 8,010,967

Net income for 1993                                                             1,072,420                                 1,072,420
Cash dividends ($1.50 per share)                                                 (238,800)                                 (238,800)
Two-for-one stock split                      79,600
Cancellation of treasury stock               (7,080)    (70,800)    (193,949)     (16,035)                   280,784
                                        --------------------------------------------------------------------------------------------

BALANCES, DECEMBER 31, 1993                 159,200     796,000    2,180,560    5,868,027                                 8,844,587

Net income for 1994                                                             1,019,827                                 1,019,827
Cash dividends ($2.00 per share)                                                 (318,400)                                 (318,400)
Cumulative effect of change in
  method of accounting for
  securities, net of taxes of $39,000                                                        $  75,225                       75,225
Net change in unrealized gain
  (loss) on securities available for
  sale, net of taxes of $85,000                                                               (165,434)                    (165,434)
                                        --------------------------------------------------------------------------------------------

BALANCES, DECEMBER 31, 1994                 159,200     796,000    2,180,560    6,569,454      (90,209)                   9,455,805

Net income for 1995                                                               622,641                                   622,641
Cash dividends ($2.00 per share)                                                 (318,400)                                 (318,400)
Net change in unrealized loss on
  securities available for sale, net
  of taxes of $132,500                                                                         257,239                      257,239
                                        --------------------------------------------------------------------------------------------

BALANCES, DECEMBER 31, 1995                 159,200    $796,000   $2,180,560   $6,873,695    $ 167,030                  $10,017,285
                                        ============================================================================================

See Notes to consolidated financial statements.

                     CRAWFORD BANCORP, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31                                                                   1995          1994           1993
- --------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                                                         $   622,641   $ 1,019,827   $  1,072,420
  Adjustments to reconcile net income to net cash provided
   by operating activities
     Provision for loan losses                                                           300,000        90,000        120,000
     Depreciation and amortization                                                       146,861       145,539        165,448
     Amortization of goodwill                                                             48,304        46,236         46,236
     Deferred income tax                                                                  80,449        (7,276)        29,557
     Investment securities amortization, net                                              27,964        64,864         67,381
     Net change in
        Loans held for sale                                                              113,000       357,614       (355,306)
        Interest receivable                                                                1,055       (43,104)       114,362
        Interest payable                                                                  31,110        21,155        (29,953)
     Other adjustments                                                                    29,462        25,989        (55,439)
                                                                               -------------------------------------------------
        Net cash provided by operating activities                                      1,400,846     1,720,844      1,174,706
                                                                               -------------------------------------------------

INVESTING ACTIVITIES
  Purchases of securities available for sale                                          (3,782,180)   (3,540,966)
  Proceeds from maturities and payments on securities
   available for sale                                                                  3,960,097     4,409,352
  Purchases of securities held to maturity                                            (6,191,400)   (3,993,875)   (14,111,486)
  Proceeds from maturities and payments on securities held
   to maturity                                                                         6,509,408     4,508,111     14,479,380
  Net change in loans                                                                  3,312,427    (2,912,844)    (5,640,406)
  Purchases of premises and equipment                                                   (801,772)     (214,374)      (117,361)
  Proceeds from sale of foreclosed real estate                                            29,956       117,077        210,300
  Net change in interest-bearing deposits                                               (298,000)                     131,542
                                                                               -------------------------------------------------
        Net cash provided (used) by investing activities                               2,738,536    (1,627,519)    (5,048,031)
                                                                               -------------------------------------------------

FINANCING ACTIVITIES
  Net change in
     Noninterest-bearing and interest-bearing deposits                                    67,167    (2,365,009)     2,524,605
     Certificates of deposit                                                           5,512,497       387,320     (1,493,237)
     Securities sold under repurchase agreements                                          (2,621)     (576,109)       796,795
  Payment of long-term debt                                                               (4,260)       (4,271)        (3,662)
  Cash dividends                                                                        (318,400)     (318,400)      (159,200)
                                                                               -------------------------------------------------
        Net cash provided (used) by financing activities                               5,254,383    (2,876,469)     1,665,301
                                                                               -------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                   9,393,765    (2,783,144)    (2,208,024)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                           4,419,316     7,202,460      9,410,484
                                                                               -------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                               $13,813,081   $ 4,419,316   $  7,202,460
                                                                               =================================================
ADDITIONAL CASH FLOWS INFORMATION
  Interest paid                                                                      $ 3,489,800   $ 3,030,000   $  3,115,500
  Income tax paid                                                                        121,400       429,000        521,800

See Notes to consolidated financial statements.

                     CRAWFORD BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (TABLE DOLLAR AMOUNTS IN THOUSANDS)


NOTE 1--NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Crawford Bancorp, Inc. ("Company"), and its wholly owned subsidiary, Crawford County State Bank ("Bank"), conform to generally accepted accounting principles and reporting practices followed by the banking industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a bank holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a state charter and provides full banking services, including trust services. As a state bank, the Bank is subject to the regulation of the Commissioner of Bank and Trust Companies, State of Illinois, and the Federal Deposit Insurance Corporation.

The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Crawford County, Illinois and surrounding counties. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions in the agriculture industry.

CONSOLIDATION--The consolidated financial statements include the accounts of the Company and the Bank after elimination of all material intercompany transactions and accounts.

INVESTMENT SECURITIES--The Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting For Certain Investments in Debt and Equity Securities, on January 1, 1994.

Debt securities are classified as held to maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost.

Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in shareholders' equity, net of tax.

CRAWFORD BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLE DOLLAR AMOUNTS IN THOUSANDS)

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

At January 1, 1994, investment securities with an approximate carrying value of $9,521,000 were reclassified as available for sale. This reclassification resulted in an increase in total shareholders' equity, net of taxes, of $75,225.

Prior to the adoption of SFAS No. 115, investment securities were carried at cost, adjusted for amortization of premiums and discounts. Realized gains and losses on sales were included in other income. Unrealized losses on securities held for sale were included in other income. Gains and losses on the sale of securities were determined on the specific-identification method.

LOANS HELD FOR SALE are carried at the lower of aggregate cost or market. Net unrealized losses are recognized through a valuation allowance by charges to income.

LOANS are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans, except for installment loans with add-on interest, for which a method that approximates the level yield method is used. Loans are placed in a nonaccrual status when the collection of interest becomes doubtful. Interest income previously accrued but not deemed collectible is reversed and charged against current income. Interest on nonaccrual loans is then recognized as income when collected. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

ALLOWANCE FOR LOAN LOSSES is maintained to absorb potential loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of December 31, 1995, the allowance for loan losses and carrying value of foreclosed real estate are adequate based on information currently available. A worsening or protracted economic decline in the area within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

PREMISES AND EQUIPMENT are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method for premises and the declining-balance method for equipment based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions

CRAWFORD BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLE DOLLAR AMOUNTS IN THOUSANDS)

and improvements are capitalized. Gains and losses on dispositions are included in current operations.

FORECLOSED REAL ESTATE is carried at the lower of cost or fair value less estimated selling costs. When foreclosed real estate is acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

GOODWILL is being amortized on the straight-line basis over 15 years. Such assets are periodically evaluated as to the recoverability of their carrying value.

INCOME TAX in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

EARNINGS PER SHARE have been computed based upon the weighted average common shares outstanding during each year.

NOTE 2--ACQUISITION OF COMPANY

In March, 1996, the Company signed a definitive agreement to be acquired by First Financial Corporation ("First"), Terre Haute, Indiana. The agreement provides that each shareholder of the Company would receive shares of First common stock for each common share of Company common stock held. The proposed transaction is subject to the approval of the Company's shareholders and appropriate regulatory authorities.

To consummate the sale of the Company, a financial institution's consulting firm was hired to assist the Company. In addition to fees for other services, the consulting firm will receive 1% of the transaction value upon completion of the sale of the Company.

NOTE 3--RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 1995, was $462,000.

CRAWFORD BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLE DOLLAR AMOUNTS IN THOUSANDS)

NOTE 4--INVESTMENT SECURITIES

                                                         1995
                                  ----------------------------------------------
                                                   GROSS       GROSS
                                      AMORTIZED  UNREALIZED  UNREALIZED   FAIR
DECEMBER 31                             COST       GAINS       LOSSES     VALUE
- --------------------------------------------------------------------------------
Available for sale
  U. S. Treasury                       $ 5,257      $ 13                $ 5,270
  Federal agencies                      13,498        21         $  1    13,518
  State and municipal                    4,826       149            1     4,974
  Mortgage-backed securities             2,307        50                  2,357
  Other asset-backed securities            149         1                    150
  Corporate obligations                  2,590        21                  2,611
                                       -------      ----         ----   -------

       Total investment securities     $28,627      $255         $  2   $28,880
                                       =======      ====         ====   =======
                                                         1994
                                    --------------------------------------------
                                                   GROSS       GROSS
                                      AMORTIZED  UNREALIZED  UNREALIZED   FAIR
DECEMBER 31                             COST       GAINS       LOSSES     VALUE
- --------------------------------------------------------------------------------
Available for sale
  U. S. Treasury                       $ 5,997      $  9         $ 90   $ 5,916
  Federal agencies                       1,499                     41     1,458
  Mortgage-backed securities             1,132         3           18     1,117
                                    --------------------------------------------
        Total available for sale         8,628        12          149     8,491
                                    --------------------------------------------

Held to maturity
  Federal agencies                      11,844         2          451    11,395
  State and municipal                    4,856        30           76     4,810
  Mortgage-backed securities             2,082        19           39     2,062
  Corporate obligations                  1,911         2           21     1,892
                                    --------------------------------------------
        Total held to maturity          20,693        53          587    20,159
                                    --------------------------------------------

        Total investment securities    $29,321      $ 65         $736   $28,650
                                    ============================================

The amortized cost and fair value of securities available for sale at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

CRAWFORD BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLE DOLLAR AMOUNTS IN THOUSANDS)

                                                                   1995
                                                        ------------------------
                                                          AMORTIZED       FAIR
MATURITY DISTRIBUTION AT DECEMBER 31                         COST        VALUE
- --------------------------------------------------------------------------------
Within one year                                             $ 8,320    $ 8,319
One to five years                                            16,200     16,325
Five to ten years                                             1,542      1,615
After ten years                                                 109        114
                                                        ------------------------
                                                             26,171     26,373
Mortgage-backed securities                                    2,307      2,357
Other asset-backed securities                                   149        150
                                                        ------------------------

   Totals                                                   $28,627    $28,880
                                                        ========================

Securities with a carrying value of $16,081,000 and $16,506,000 were pledged at December 31, 1995 and 1994 to secure certain deposits and for other purposes as permitted or required by law.

There were no sales of securities available for sale or held to maturity during 1995, 1994 or 1993.

Effective December 1, 1995, the Company transferred certain securities from held to maturity to available for sale in accordance with a transition reclassification allowed by the Financial Accounting Standards Board. Such securities had a carrying value of $20,638,000 and a fair value of $20,871,000.

NOTE 5--LOANS AND ALLOWANCE

DECEMBER 31                                                          1995       1994
- ----------------------------------------------------------------------------------------
Commercial and industrial loans                                      $ 5,560   $ 6,254
Real estate loans (includes $2,997 and $4,362 secured
 by farmland)                                                         29,387    31,246
Construction loans                                                       748       982
Agricultural production financing and other loans to farmers           5,070     4,800
Individuals' loans for household and other personal expenditures      15,970    18,156
Tax-exempt loans                                                          49        49
                                                                  ----------------------
                                                                      56,784    61,487
Unearned interest on loans                                              (935)   (1,499)
                                                                  ----------------------

     Total loans                                                     $55,849   $59,988
                                                                  ======================

CRAWFORD BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLE DOLLAR AMOUNTS IN THOUSANDS)

DECEMBER 31                                            1995    1994    1993
- ------------------------------------------------------------------------------
Allowance for loan losses
   Balance, January 1                                  $ 887   $ 964   $ 860
   Provision for losses                                  300      90     120
   Recoveries on loans                                    62      98     131
   Loans charged off                                    (720)   (265)   (147)
                                                    --------------------------

   Balance, December 31                                $ 529   $ 887   $ 964
                                                    ==========================

The Company adopted SFAS No. 114 and No. 118, Accounting by Creditors for Impairment of a Loan and Accounting by Creditors for Impairment of a Loan -Income Recognition and Disclosures, on January 1, 1995. Impaired loans totaled $151,169 at December 31, 1995. An allowance for losses at December 31, 1995 was not deemed necessary for impaired loans totaling $36,330, but an allowance of $49,148 was recorded for the remaining balance of impaired loans of $114,839. The average balance of impaired loans for 1995 was $89,742. Interest income and cash receipts of interest totaled $8,643 and $3,517 during the period in 1995 that the loans were impaired.

In addition, at December 31, 1995, the Bank had other nonaccrual loans of approximately $348,000, for which impairment had not been recognized. If interest on these loans had been recognized at the original interest rates, interest income would have increased approximately $17,173 in 1995.

The Bank has no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.

Nonaccruing loans totaled $107,000 and $73,000 at December 31, 1994 and 1993. Additional interest income of approximately $2,400 for 1994 and $29,200 for 1993 would have been recorded had income on those loans been considered collectible and accounted for on the accrual basis under the original terms of the loans.

The Bank has entered into transactions with certain directors, executive officers, significant shareholders and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans, as defined, to such related parties were as follows:

  Balance, January 1, 1995                                        $ 1,226
  New loans, including renewals                                     1,032
  Payments, etc., including renewals                               (1,647)
                                                                -----------
  Balance, December 31, 1995                                      $   611
                                                                ===========

CRAWFORD BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLE DOLLAR AMOUNTS IN THOUSANDS)

NOTE 6--PREMISES AND EQUIPMENT

DECEMBER 31                                                    1995      1994
- --------------------------------------------------------------------------------
Land                                                        $   378   $   378
Buildings                                                     1,362     1,379
Leasehold improvements                                          726        99
Equipment                                                     1,525     1,353
                                                      --------------------------
     Total cost                                               3,991     3,209
Accumulated depreciation                                     (2,279)   (2,152)
                                                      --------------------------

     Net                                                    $ 1,712   $ 1,057
                                                      ==========================

NOTE 7--DEPOSITS

DECEMBER 31                                                    1995      1994
- --------------------------------------------------------------------------------
Noninterest bearing                                           $ 7,684   $ 7,617
Interest-bearing demand                                        22,630    23,078
Savings deposits                                                9,488     9,986
Certificates and other time deposits of $100,000 or more       10,083    12,395
Other certificates and time deposits                           40,048    31,278
                                                           ---------------------

     Total deposits                                           $89,933   $84,354
                                                           =====================

Certificates maturing in years ending December 31:

1996                                                                  $30,050
1997                                                                   13,382
1998                                                                    5,057
1999                                                                    1,106
2000                                                                      503
Thereafter                                                                 33
                                                                     ----------

                                                                      $50,131
                                                                     ==========

CRAWFORD BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLE DOLLAR AMOUNTS IN THOUSANDS)

NOTE 8--SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under agreements to repurchase consist of obligations of the Bank to other parties. The obligations are secured by various investment securities and such collateral is held by a correspondent bank. The following table summarizes certain information on these repurchase agreements.

AS OF AND FOR THE YEAR ENDED DECEMBER 31                   1995         1994
- --------------------------------------------------------------------------------
Book value                                               $ 1,883      $ 1,886
Collateral amortized cost                                  3,038        2,453
Collateral market value                                    3,055        2,381
Average balance of agreements during year                  2,428        1,748
Highest month-end balance during year                      2,489        2,358
Interest payable at end of year                                5            4
Weighted average interest rate at end of year               4.43%        4.25%

NOTE 9--INCOME TAX

YEAR ENDED DECEMBER 31                                 1995     1994     1993
- --------------------------------------------------------------------------------
Income tax expense
  Currently payable                                    $  88    $ 371    $ 395
  Deferred                                                80       (7)      30
                                                    ----------------------------

     Total income tax expense                          $ 168    $ 364    $ 425
                                                    ============================

Reconciliation of federal statutory to actual
 tax expense
  Federal statutory income tax at 34%                  $ 269    $ 471    $ 509
  Tax exempt interest                                    (72)     (72)     (69)
  Nondeductible expenses                                   3        2        2
  Effect of tax law change and other                     (32)     (37)     (17)
                                                    ----------------------------

     Actual tax expense                                $ 168    $ 364    $ 425
                                                    ============================

CRAWFORD BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLE DOLLAR AMOUNTS IN THOUSANDS)

A cumulative net deferred tax liability is included in other liabilities at December 31, 1995, and a cumulative net deferred tax asset is included in other assets at December 31, 1994. The components of the asset (liability) are as follows:

DECEMBER 31                                                      1995     1994
- --------------------------------------------------------------------------------
Differences in depreciation methods                              $  (9)  $ (32)
Differences in accounting for loan fees                            (21)    (53)
Differences in accounting for loan losses                          (46)     76
Deferred compensation                                                5       7
Other                                                              (11)
Differences in accounting for securities available for sale        (86)     46
                                                               -----------------

                                                                 $(168)  $  44
                                                               -----------------

Assets                                                           $   5   $ 129
Liabilities                                                       (173)    (85)
                                                               -----------------

                                                                 $(168)  $  44
                                                               =================

NOTE 10--COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

                                                                1995    1994
- -------------------------------------------------------------------------------
Commitments to extend credit                                   $9,603  $7,517
Standby letters of credit                                          30      20

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

CRAWFORD BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLE DOLLAR AMOUNTS IN THOUSANDS)

Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

The Bank has entered into an employment agreement with an officer which provides for the continuation of salary and certain benefits for a specified period of time under certain conditions. Under the terms of the agreement, payments could occur in the event of a change in control of the Bank and other conditions. The contingent liability under this agreement in the event of a change in control and satisfaction of the other conditions is approximately $180,000.

The Company and Bank are also subject to claims and lawsuits which primarily arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

The deposits of the Bank are presently insured by the Bank Insurance Fund ("BIF"), which along with the Savings Association Insurance Fund ("SAIF"), is one of the two insurance funds administered by the FDIC. Financial institutions that are members of the BIF are experiencing substantially lower deposit insurance premiums because BIF has achieved its required level of reserves while SAIF has not yet achieved its required reserves. A recapitalization plan for the SAIF under consideration by Congress reportedly provides for a special assessment of approximately .85% of deposits on all SAIF-insured institutions to enable the SAIF to achieve its required level of reserves. Although substantially all of the Bank's deposits are insured by the BIF, certain deposits which were assumed in the acquisition of a troubled thrift several years ago are insured by the SAIF. If the proposed assessment of .85% was affected based on SAIF-insured deposits as of December 31, 1995, the Bank's special assessment would amount to approximately $70,000, before taxes. Accordingly, this special assessment would significantly increase noninterest expense and adversely affect the Bank's results of operations. Conversely, assuming the insurance premium levels for BIF and SAIF members again equalized, future SAIF deposit insurance premiums are expected to decrease significantly, to as low as .04% from the .23% of the acquired deposits currently paid by the Bank which would reduce noninterest expense for future periods.

CRAWFORD BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLE DOLLAR AMOUNTS IN THOUSANDS)

NOTE 11--RESTRICTION ON DIVIDENDS

Without prior approval, the Bank is restricted by Illinois law and regulations of the Commissioner of Bank and Trust Companies, State of Illinois, and the Federal Deposit Insurance Corporation as to the maximum amount of dividends it can pay to the balance of the undivided profits account, adjusted for defined bad debts. As a practical matter, the Bank restricts dividends to a lesser amount because of the need to maintain an adequate capital structure.

At December 31, 1995, total shareholders' equity of the Bank was $9,919,000 of which $5,002,000 was restricted from distribution to the Company.


NOTE 12--COMMON STOCK

In 1993, the Company cancelled its treasury stock.

During 1993, the Board of Directors approved a 2 for 1 stock split and issued 79,600 shares, thereby increasing outstanding shares from 79,600 to 159,200 shares, and changed the stock from $10 to $5 par value per share.


NOTE 13--PENSION PLAN

The Company has a profit-sharing plan covering substantially all of its employees for which contributions are determined by the Board of Directors. Contributions of $65,000, $78,000 and $72,000 were charged to expense in 1995, 1994 and 1993.


NOTE 14--FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS--The fair value of cash and cash equivalents approximates carrying value.

INTEREST-BEARING DEPOSITS--The fair value of interest-bearing time deposits approximates carrying value.

INVESTMENT SECURITIES--Fair values are based on quoted market prices.

LOANS--For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

CRAWFORD BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLE DOLLAR AMOUNTS IN THOUSANDS)

INTEREST RECEIVABLE/PAYABLE--The fair values of interest receivable/payable approximate carrying values.

DEPOSITS--The fair values of noninterest-bearing and interest-bearing demand accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS--Securities sold under repurchase agreements are short-term borrowing arrangements. The rates at December 31, 1995, approximate market rates, thus the fair value approximates carrying value.

LONG-TERM DEBT--Long-term debt consists of an adjustable instrument tied to a variable market interest rate. Fair value approximates carrying value.

The estimated fair values of the Bank's financial instruments are as follows:

                                                               1995
                                                    ---------------------------
                                                      CARRYING        FAIR
DECEMBER 31                                            AMOUNT         VALUE
- -------------------------------------------------------------------------------
ASSETS
  Cash and cash equivalents                           $13,813        $13,813
  Interest-bearing deposits                               794            794
  Securities available for sale                        28,880         28,880
  Loans                                                55,320         55,358
  Interest receivable                                   1,003          1,003

LIABILITIES
  Deposits                                             89,933         85,130
  Securities sold under repurchase agreements           1,883          1,883
  Long-term debt                                           29             29
  Interest payable                                        283            283

CRAWFORD BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLE DOLLAR AMOUNTS IN THOUSANDS)

NOTE 15--CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:


                            CONDENSED BALANCE SHEET

DECEMBER 31                                             1995     1994    1993
- --------------------------------------------------------------------------------
ASSETS
  Cash                                                $   162   $  197  $  201
  Investment in subsidiary--Crawford County State
    Bank                                                9,919    9,325   8,706
  Goodwill                                                 83       89      95
  Other assets                                             14        5       3
                                                    ----------------------------

       Total assets                                   $10,178   $9,616  $9,005
                                                    ============================

LIABILITIES
  Dividends payable                                   $   159   $  159  $  159
  Other liabilities                                         2        1       1
                                                    ----------------------------
       Total liabilities                                  161      160     160

SHAREHOLDERS' EQUITY                                   10,017    9,456   8,845
                                                    ----------------------------

       Total liabilities and shareholders' equity     $10,178   $9,616  $9,005
                                                    ============================

CRAWFORD BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLE DOLLAR AMOUNTS IN THOUSANDS)

                         CONDENSED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31                                 1995    1994     1993
- --------------------------------------------------------------------------------
Income
  Dividends from subsidiary                            $ 318   $  318   $  240
  Other income                                             1        1        1
                                                   -----------------------------
     Total income                                        319      319      241
                                                   -----------------------------

Expenses
  Amortization of goodwill                                 6        6        6
  Other expenses                                          41        4        7
                                                   -----------------------------
     Total expenses                                       47       10       13
                                                   -----------------------------

Income before income tax and equity in
  undistributed income of subsidiary                     272      309      228
  Income tax benefit                                      14        1        1
                                                   -----------------------------

Income before equity in undistributed income of
  subsidiary                                             286      310      229
Equity in undistributed income of subsidiary             337      710      843
                                                   -----------------------------

NET INCOME                                             $ 623   $1,020   $1,072
                                                   =============================

                       CONDENSED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31                                 1995    1994     1993
- --------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                           $ 623   $1,020   $1,072
  Adjustments to reconcile net income to net cash
  provided by operating activities
    Equity in undistributed income of subsidiary        (337)    (710)    (843)
    Amortization of goodwill                               6        6        6
    Other                                                 (9)      (2)      (1)
                                                   -----------------------------
      Net cash provided by operating activities          283      314      234

FINANCING ACTIVITY--cash dividends                      (318)    (318)    (159)
                                                   -----------------------------

NET INCREASE (DECREASE) IN CASH                          (35)      (4)      75

CASH AT BEGINNING OF YEAR                                197      201      126
                                                   -----------------------------

CASH AT END OF YEAR                                    $ 162   $  197   $  201
                                                   =============================

                                                                      APPENDIX A
                                                                      ----------

                      AGREEMENT OF AFFILIATION AND MERGER

     THIS AGREEMENT OF AFFILIATION AND MERGER ("Agreement") dated as of March 8, 1996, is made and entered into by and among FIRST FINANCIAL CORPORATION ("First Financial"), CRAWFORD BANCORP, INC. ("Crawford Bancorp") and Crawford County State Bank ("Bank").

                             W I T N E S S E T H:

     WHEREAS, First Financial is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended, with its principal office located in Terre Haute, Vigo County, Indiana; and

     WHEREAS, Crawford Bancorp is an Illinois corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended, with its principal office located in Robinson, Crawford County, Illinois; and

     WHEREAS, Bank is an Illinois-chartered bank with its principal office located in Robinson, Crawford County, Illinois; and

     WHEREAS, it is the desire of First Financial and Crawford Bancorp to affiliate through a merger of Crawford Bancorp with and into First Financial upon the terms and conditions hereinafter set forth with the result that Bank, the wholly-owned subsidiary of Crawford Bancorp, will become a wholly-owned subsidiary of First Financial; and

     WHEREAS, a majority of the entire Board of Directors of each of First Financial, Crawford Bancorp and Bank has approved this Agreement, designated it a plan of reorganization and a plan of merger and authorized its execution and delivery.

     NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, First Financial, Crawford Bancorp and Bank hereby make this Agreement and prescribe the terms and conditions of the affiliation of First Financial and Crawford Bancorp and the mode of carrying the affiliation into effect as follows:

                                   SECTION 1

                                  THE MERGER
                                  ----------

     1.01.  General Description.  Upon the terms and subject to conditions of
            -------------------
this Agreement, on the Effective Date (as defined in Section 10 hereof),
                                                     ----------
Crawford Bancorp shall be merged with and into and under the Articles of Incorporation of First Financial (such transactions being referred to herein as the "Merger"). First Financial ("Surviving Corporation") shall survive the Merger and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law, as amended. Upon consummation of the Merger, Bank shall be a wholly-owned subsidiary of the Surviving Corporation.

     1.02.  Name, Offices and Management.  The name of the Surviving Corporation
            ----------------------------
shall be "First Financial Corporation." Its principal office shall be located at One First Financial Plaza, Terre Haute, Indiana 47807. The Board of Directors of the Surviving Corporation, until such time as their successors have been duly elected and have qualified, shall consist of the Board of Directors of First Financial serving on the Effective Date. The officers of the Surviving Corporation shall consist of the officers of First Financial serving on the Effective Date, until the Board of Directors of the Surviving Corporation shall determine otherwise.

     1.03.  Capital Structure.  The capital of the Surviving Corporation shall
            -----------------
be not less than the capital of First Financial immediately prior to the Effective Date.

     1.04.  Articles of Incorporation and By-Laws.  The Articles of
            -------------------------------------
Incorporation and By-Laws of First Financial in existence on the Effective Date shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.

     1.05.  Assets and Liabilities.  The title to all assets, real estate and
            ----------------------
other property owned by Crawford Bancorp shall vest in the Surviving Corporation without reversion or impairment. At the Effective Date, all liabilities of Crawford Bancorp shall be assumed by the Surviving Corporation.

     1.06.  Tax-Free Reorganization.  First Financial and Crawford Bancorp
            -----------------------
intend for the Merger to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) and related sections of the Internal Revenue Code of 1986, as amended ("Code"), and agree to cooperate and to take such action as may be reasonably necessary to assure such results.

                                   SECTION 2

                              MANNER AND BASIS OF
                               EXCHANGE OF STOCK
                               -----------------

     2.01.  Consideration To Be Distributed To Shareholders.  (a) Upon and by
            -----------------------------------------------
virtue of the Merger becoming effective at the Effective Date, each issued and outstanding share of Crawford Bancorp shall be converted into the right to receive three and seventy-five hundredths (3.75) shares of First Financial common stock ("Exchange Ratio"), subject to certain adjustments, as provided in
Section 2.07(b) herein, and for the recapitalization of First Financial, as
- ---------------
provided in Section 2.03 herein.
            ------------

     (b) The Exchange Ratio shall be subject to certain adjustments for fluctuations in the price of First Financial's common stock. If the Market Value (as defined in Section 2.01(c) herein) of First Financial's common stock is less
               ---------------
than $29.50 per share, then the Exchange Ratio shall be adjusted such that each share of Crawford Bancorp common stock shall be exchanged for First Financial common stock with a Market Value of no less than $110.62 per share. If the Market Value of First Financial's common stock is less than $27.00 per share, First Financial shall have the right to terminate this Agreement in accordance with Section 9 hereof.
     ---------

     (c) The "Market Value" of the First Financial common stock shall be the average of the average of the bid price and ask price of such common stock at the close of business for the ten (10) trading days immediately preceding a date five (5) days prior to the Effective Date, as reported by the National Association of Securities Dealers Automated Quotation System National

Market System ("NASDAQ"). "Trading days" shall mean a day when at least 500 shares of First Financial common stock are traded, as reported by NASDAQ (other than purchases of First Financial common stock by: (i) First Financial, (ii) its subsidiaries in which First Financial owns 50% or more of the issued and outstanding stock, or (iii) any director or executive officer of First Financial, or (iv) a holder of 50% or more of the common stock of First Financial). First Financial shall provide to Crawford Bancorp all information used to compute the Market Value two (2) days prior to the Effective Date.

     (d) If, between the date of this Agreement and the Effective Date, First Financial enters into an agreement with another corporation, association, partnership, person or other entity or group pursuant to which current shareholders of First Financial common stock will exchange their First Financial common stock for stock of another entity, shareholders of Crawford Bancorp shall receive the same consideration on an equivalent per share basis as current shareholders of First Financial.

     2.02.  No Fractional Shares.  Certificates for fractional shares of First
            --------------------
Financial common stock shall not be issued for fractional interests arising from the application of the Exchange Ratio. Each shareholder of Crawford Bancorp common stock who would otherwise have been entitled to a fraction of a share of First Financial common stock, upon surrender of all of his or her certificates representing shares of Crawford Bancorp common stock, shall be paid in cash an amount equal to the Market Value of the fractional interest; provided, however,
                                                             --------  -------
that the total cash consideration paid for fractional shares shall not exceed one percent (1%) of the total consideration paid to shareholders of Crawford Bancorp hereunder.

     2.03.  Recapitalization.  If, between the date of this Agreement and the
            ----------------
Effective Date, First Financial distributes or issues a stock dividend with respect to its shares of common stock, combines, subdivides, reclassifies or splits up its issued and outstanding shares of common stock or takes any similar recapitalization action, such that the number of issued and outstanding shares of First Financial common stock is increased or decreased, then the Exchange Ratio shall be adjusted such that each shareholder of Crawford Bancorp shall receive, in the aggregate, such number of shares of First Financial common stock that represents the same percentage of outstanding shares of First Financial common stock on the Effective Date as would have been represented by the number of shares such shareholder would have received if the recapitalization had not occurred.

     2.04.  Distribution of Common Stock and Cash.  (a) Within twenty (20)
            -------------------------------------
business days following the Effective Date, Crawford Bancorp shall mail to each of its shareholders as of the Effective Date, a letter of transmittal providing instructions as to the transmittal to First Financial of the certificates formerly representing shares of Crawford Bancorp common stock and the issuance of shares of First Financial common stock in exchange therefore pursuant to the terms of this Agreement.

     (b) Distribution of stock certificates representing shares of First Financial common stock and cash payment for fractional shares, if any, without interest thereon, shall be made by First Financial to each former shareholder of Crawford Bancorp within twenty (20) business days following delivery to First Financial of the shareholders' certificates formerly representing shares of Crawford Bancorp common stock, accompanied by a duly completed and executed letter of transmittal in the form to be sent to all former shareholders of Crawford Bancorp and such other evidences of authority and documentation as First Financial may require, and subject to any required withholding of taxes.

     (c) Stock certificates formerly representing shares of Crawford Bancorp common stock (except for shares held by shareholders of Crawford Bancorp who have asserted their rights as dissenting shareholders pursuant to Section 3
                                                                  ---------
hereof) shall be deemed to evidence ownership of shares of First Financial common stock for all corporate purposes other than the payment of dividends or other distributions. No dividends or other distributions otherwise payable subsequent to the Effective Date on shares of First Financial common stock shall be paid to any shareholder of Crawford Bancorp entitled to receive the same until such shareholder has surrendered his or her certificate formerly representing shares of Crawford Bancorp common stock to First Financial or its designee in exchange for certificates representing shares of First Financial common stock. Upon surrender, there shall be paid to the record holder of the new certificates evidencing shares of First Financial common stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such shares of common stock. Following the Effective Date, stock certificates representing shares of Crawford Bancorp common stock held by shareholders entitled to receive cash shall be deemed to evidence only the right to receive such cash.

     (d) First Financial shall be entitled to rely upon the stock transfer books of Crawford Bancorp to establish the persons entitled to receive shares of First Financial common stock or cash as provided herein, which books, in the absence of actual knowledge by First Financial of any adverse claim thereto, shall be conclusive with respect to the ownership of shares of Crawford Bancorp common stock.

     (e) With respect to any certificates representing shares of Crawford Bancorp common stock that have been lost, stolen or destroyed, First Financial shall be authorized to issue common stock and to pay cash (in accordance with the terms of this Agreement) to the registered owner of such certificate upon receipt by First Financial of an indemnity bond to indemnify First Financial against loss from such lost, stolen or destroyed certificates or, at First Financial's election, an affidavit of lost, stolen or destroyed stock certificates, in form and substance satisfactory to First Financial, and upon compliance by the former Crawford Bancorp shareholder with all reasonable requirements of First Financial.


                                   SECTION 3

                            DISSENTING SHAREHOLDERS
                            -----------------------

     Shareholders of Crawford Bancorp who properly exercise and perfect their statutory dissenters' rights shall have the rights accorded to dissenting shareholders under Article 11 of the Illinois Business Corporation Act of 1983, as amended.

                                   SECTION 4

          REPRESENTATIONS AND WARRANTIES OF CRAWFORD BANCORP AND BANK
          -----------------------------------------------------------

     Crawford Bancorp and Bank, where applicable, represent and warrant to First Financial as follows:

     4.01.  Organization and Authority.  (a) Crawford Bancorp is a corporation
            --------------------------
in good standing, duly organized and validly existing under the laws of the State of Illinois and is a registered bank holding company under the federal Bank Holding Company Act of 1956, as amended ("BHC Act"). Crawford Bancorp has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Crawford Bancorp has no subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity, other than all of the issued and outstanding common stock of Bank. Crawford Bancorp does not have a class of stock registered pursuant to Section 12, and is not subject to the reporting requirements of, the Securities Exchange Act of 1934, as amended ("1934 Act").

     (b) Bank is an Illinois-chartered bank duly organized and validly existing and in good standing under the laws of the State of Illinois. Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Bank has no subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity. Bank is subject to primary federal regulatory supervision and examination by the Federal Deposit Insurance Corporation ("FDIC") and state regulatory supervision by the Illinois Commissioner of Banks and Trust Companies ("CBTC").

     4.02.  Authorization.  (a)  Each of Crawford Bancorp and Bank has the
            -------------
requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Section 8 hereof. This Agreement, when
                                  ---------
executed and delivered, shall have been duly authorized by the Board of Directors of Crawford Bancorp and Bank and shall constitute a valid and binding obligation of Crawford Bancorp and Bank, subject to the conditions precedent set forth in Section 8 hereof, and is enforceable in accordance with its terms,
         ---------
except to the extent limited by general principles of equity and by bankruptcy, insolvency, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

     (b) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby does or will: (i) conflict with, result in a breach of, or constitute a default under Crawford Bancorp's Articles of Incorporation or By-Laws, Bank's Articles of Incorporation or By-Laws, any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of government regulatory agencies or bodies required for consummation of the Merger are obtained), any court or administrative order, judgment, writ or decree or any note, bond, indenture, mortgage, security agreement, contract, arrangement or commitment to which Crawford Bancorp or Bank is a party or by which Crawford Bancorp or Bank is or may be subject or bound; (ii) result in the creation of or give any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or result in the creation of any other rights of any other party or any other adverse interest, upon any right, property or asset of Crawford Bancorp or Bank; (iii) terminate or give any person, corporation or entity the right to terminate, amend, modify, abandon or refuse to perform any note, bond, indenture, security agreement, contract, arrangement or commitment to which Crawford Bancorp or Bank is a party or by which Crawford Bancorp or Bank is subject or bound; or (iv) accelerate or modify, or give any person, corporation or entity the right to accelerate or modify, the time within which, or the terms according to which, Crawford Bancorp or Bank is to perform any duties or obligations or receive any rights or benefits under any notes, bonds, indentures, security agreements, contracts, arrangements or commitments.

     (c) Other than in connection or in compliance with the provisions of the BHC Act, federal and state securities laws, applicable Indiana and Illinois banking laws and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for the consummation by Crawford Bancorp or Bank of the transactions contemplated hereby.

     4.03.  Capitalization.  (a) The authorized capital stock of Crawford
            --------------
Bancorp as of the date of this Agreement consists, and at the Effective Date will consist, solely of 250,000 shares of common stock, $5.00 par value per share, of which 159,200 shares are, and at the Effective Date will be, issued and outstanding. Such issued and outstanding shares of Crawford Bancorp common stock have been duly and validly authorized by all necessary corporate action of Crawford Bancorp, are validly issued, fully paid and nonassessable, have not been issued in violation of any pre-emptive rights of any present or former shareholders of Crawford Bancorp and are entitled to vote to approve this Agreement. Crawford Bancorp has not authorized the issuance of any other class of stock and has no intention or obligation to authorize or issue additional shares of its common stock. Crawford Bancorp has no fractional shares of common stock outstanding. On an unaudited, consolidated basis as of December 31, 1995, Crawford Bancorp had total shareholders' equity of $9,919,089.68, which consisted of common stock of $900,000.00, paid-in capital of $2,940,000.00, unrealized gain on securities available for sale of $167,029.50, and retained earnings of $5,912,060.18. Each share of Crawford Bancorp common stock is entitled to one vote per share. A description of the terms, rights and limitations of Crawford Bancorp common stock is contained in the Articles of Incorporation of Crawford Bancorp, copies of which are set forth in the Disclosure Letter pursuant to Section 4.04 hereof. "Disclosure Letter" shall
                              -------------
mean a letter referencing the applicable provision of Section 4 hereof which
                                                      ---------
shall be prepared and executed by an authorized executive officer of Crawford Bancorp and delivered within five (5) days prior to the date hereof to an authorized executive officer of First Financial, who shall acknowledge receipt thereof on behalf of First Financial.

     (b) The authorized capital stock of Bank consists, and at the Effective Date will consist, of 159,200 shares of common stock, $5.00 par value per share, all of which shares are validly issued and outstanding and held of-record and beneficially by Crawford Bancorp. Such issued and outstanding shares of Bank common stock have been duly and validly authorized by all necessary corporate action of Bank, are validly issued, fully paid and nonassessable, and have not been issued in violation of pre-emptive rights of any present or former shareholders of Bank. Bank has not authorized the issuance of any other class of stock and has no intention or obligation to authorize or issue additional shares of its common stock. All the issued and outstanding shares of Bank common stock are owned by Crawford Bancorp free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights of any other person, corporation or entity with respect thereto. As of December 31, 1995, on an unaudited basis, Bank had total capital of $9,919,089.68 which consisted of common stock of $900,000.00, capital surplus of $2,940,000.00, unrealized gain on securities available for sale of $167,029.50, and undivided profits of $5,912,060.18.

     (c) There are no options, warrants, commitments, calls, agreements, understandings, arrangements or subscription rights regarding the issuance, purchase or acquisition of capital stock, or any securities convertible into or representing the right to purchase or otherwise receive the capital stock or any debt securities, of Crawford Bancorp or Bank by which

Crawford Bancorp or Bank is or may become bound. Neither Crawford Bancorp nor Bank has any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of its respective outstanding shares of common stock.

     (d) Except as set forth in the Disclosure Letter, Crawford Bancorp has no knowledge of any person who beneficially owns 5% or more of its outstanding shares of common stock.

     4.04.  Organizational Documents.  The respective Articles of Incorporation
            ------------------------
and By-Laws of Crawford Bancorp and Bank in force as of the Effective Date have been delivered to First Financial and are included in the Disclosure Letter and represent true, accurate and complete copies of such corporate documents of Crawford Bancorp and Bank in effect as of the date of this Agreement.

     4.05.  Compliance with Law.  (a) Neither Crawford Bancorp nor Bank has
            -------------------
engaged in any activity or has taken or omitted to take any action which has resulted in the violation of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement or is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body, the violation of which could have an adverse effect on the financial condition, results of operations, business, assets or capitalization of Crawford Bancorp on a consolidated basis. Each of Crawford Bancorp and Bank possess and hold all licenses, franchises, permits,certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, and such licenses, franchises, permits, certificates and authorizations held by Crawford Bank and Bank shall be transferable to First Financial at the Effective Date without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement. Crawford Bancorp has received no written inquiries from any regulatory agency or government authority relating to its material compliance with the Bank Secrecy Act, the Truth-in-Lending Act or the Community Reinvestment Act or any laws with respect to the environment or the rules and regulations promulgated thereunder.

     (b) All agreements, understandings and commitments with, and all orders and directives of, all government regulatory agencies or authorities with respect to the financial condition, results of operations, business, properties or capital of Crawford Bancorp or Bank which presently are binding upon or require action by, or at any time during the last five (5) years have been binding upon or have required action by, Crawford Bancorp or Bank, including without limitation, all correspondence, communications and commitments related thereto, are set forth in the Disclosure Letter. There are no uncured violations, or violations with respect to which refunds or restitutions may be required, cited in any examination report to Crawford Bancorp or Bank as a result of an examination by any regulatory agency or body or cited in any accountant's, auditor's or other report to Crawford Bancorp or Bank.

     (c) All of the existing offices and branches of Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements. Bank has no approved but unopened offices or branches.

     4.06.  Accuracy of Statements Made and Materials Provided to First
            -----------------------------------------------------------
Financial.  (a) No representation, warranty or other statement made by nor any
- ---------
information provided by Crawford Bancorp or Bank in this Agreement or in the Disclosure Letter and any update thereto, or any written report, statement, list, certificate, materials or other information furnished or to be furnished by Crawford Bancorp or Bank to First Financial through and including the Effective Date in connection with this Agreement or the Merger contemplated hereby (including, without limitation, any written information which has been or shall be supplied by Crawford Bancorp or Bank through and including the Effective Date with respect to its business, affairs, results of operations, assets, income, financial condition, and directors and officers for inclusion in the proxy statement-prospectus, and registration statement relating to the Merger), contains or shall contain (with respect to information relating to the proxy statement-prospectus, at the time it is mailed to the shareholders of Crawford Bancorp and with respect to information relating to the registration statement, at the time it is declared effective) any untrue or misleading statement of fact or omits or shall omit to state a fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading. Crawford Bancorp has delivered to First Financial a true, accurate and complete copy of each document, plan or contract listed and described in the Disclosure Letter pursuant to this Section 4 and
                                                               ---------
such documents are included in the Disclosure Letter.

     (b) Any materials or information provided by Crawford Bancorp or Bank to First Financial for use by First Financial in any filing with the Securities and Exchange Commission ("SEC") or with any other state or federal regulatory agency (including, without limitation, all regulatory applications relating to the Merger) shall not contain any untrue or misleading statement of fact or shall omit to state a fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

     (c) All written data, documents, materials and information referred to in this Agreement and delivered by Crawford Bancorp or Bank pursuant to or in connection with the Disclosure Letter are true, accurate and complete in all respects on the date of delivery hereof (or as of the date thereof with respect to data, documents, materials and information dated as of a specified date) and with respect to such items delivered subsequent to the date hereof or with respect to any update to the Disclosure Letter, shall be true, accurate and complete in all respects on the date of delivery thereof.

     4.07.  Litigation and Pending Proceedings.  (a)  Except as set forth in
            ----------------------------------
the Disclosure Letter, there are no claims, actions, suits, proceedings, investigations or arbitrations pending or the threatened in any court or before any government agency or authority, arbitration panel or otherwise against, or any actions, suits or proceedings by, Crawford Bancorp or Bank which could have an adverse effect on the financial condition, results of operations, business, assets or capitalization of Crawford Bancorp on a consolidated basis, or which could prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

     (b) Neither Crawford Bancorp nor Bank: (i) is subject to any outstanding judgment, order, writ, injunction or decree of any court, any government agency or authority or any arbitration panel; (ii) is charged presently with or is under governmental investigation with respect to any actual or alleged violations of any law, statute, regulation, rule, ordinance, order, restriction or requirement; or (iii) is the subject of any pending or threatened proceeding by any government agency or authority having jurisdiction over its business, properties or operations.

     4.08.  Financial Statements and Reports.  (a)  Crawford Bancorp or its
            --------------------------------
agents have delivered to First Financial copies of the following financial statements and reports of Crawford Bancorp and Bank (collectively, "Crawford Bancorp Financial Statements"):

          (i) Consolidated Balance Sheets and related Statements of Income and Statements of Changes in Stockholders' Equity of Crawford Bancorp as of and for the years ended December 31, 1992, 1993 and 1994 and for the year ended December 31, 1995, on an unaudited basis;

          (ii) Consolidated Statements of Cash Flows of Crawford Bancorp for the years ended December 31, 1992, 1993 and 1994; and

          (iii) Reports of Condition and Income ("Call Reports") for Bank as of the close of business on December 31, 1992, 1993, 1994 and 1995.

          (iv) Financial Statements of Crawford Bancorp on Form FRY-9C filed with the Board of Directors of the Federal Reserve System ("Federal Reserve") as of the close of business on December 31, 1992, 1993 and 1994.

     (b) The Crawford Bancorp Financial Statements are true, accurate and complete in all respects and present fairly the consolidated or unconsolidated, as applicable, financial positions of Crawford Bancorp and Bank as of and at the dates shown and the consolidated or unconsolidated, as applicable, results of operations for the periods covered thereby. The Crawford Bancorp Financial Statements described in clauses (i) and (ii) above, which consist of fiscal year-end information, are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis. The Crawford Bancorp Financial Statements described in clause
(i) above as of and for the year ended December 31, 1995 and in clause (iii) above are unaudited and have been prepared on a basis consistent with past accounting practices and as required by applicable rules or regulations and present fairly the consolidated or unconsolidated, as applicable, financial condition and results of operations at the dates and for the periods presented, subject to year-end audit adjustments (which adjustments in the aggregate would not reasonably be expected to be adverse to Crawford Bancorp and Bank on a consolidated basis). The Crawford Bancorp Financial Statements do not include any assets or omit to state any liabilities, absolute or contingent, or any other facts, which inclusion or omission would render the Crawford Bancorp Financial Statements false or misleading in any respect.

     4.09.  Properties, Contracts, Employee Plans and Other Agreements.  (a)
            ----------------------------------------------------------
Set forth in the Disclosure Letter is a true, accurate and complete list or description of the following:

     (i) A brief description and the location of all real property owned by Crawford Bancorp or Bank and the principal buildings and structures located thereon, together with a legal description of such real property, and each lease of real property to which Crawford Bancorp or Bank is a party, identifying the parties thereto, the annual rental payable, the expiration date thereof and a brief description of the property covered;

     (ii) All loan and credit agreements, conditional sales contracts, promissory notes, or other title retention agreements or security agreements relating to money borrowed by Crawford Bancorp or Bank and agreements for the purchase of federal funds, excluding deposit agreements with customers of Bank entered into in the ordinary course of business and repurchase agreements;

     (iii) All agreements, contracts, loans, contracts, leases, licenses, guaranties, letters of credit, lines of credit, obligations or commitments of Crawford Bancorp or Bank not referred to elsewhere in this Section 4 which
                                                           ---------
individually or in the aggregate:

            (A) involve payment or receipt by Crawford Bancorp or Bank (other than as disbursement of loan proceeds to customers or loan payments by customers) of more than $25,000.00 in the aggregate or in any twelve (12) month period;

            (B) involve payments based upon profits of Crawford Bancorp or Bank;

            (C) relate to the future purchase of goods, products, supplies or services in excess of $10,000.00

            (D)  were not made in the ordinary course of business; or

            (E) may not be terminated without penalty within one (1) year from the date of this Agreement.

     (iv) All leases or licenses with respect to personal property, whether as lessee or licensee, with annual rental or other payments due thereunder in excess of $10,000.00; and

     (v) The name and current annual compensation of each director, officer and employee of Crawford Bancorp or Bank whose current annual compensation from Crawford Bancorp, Bank or a combination thereof is in excess of $50,000.00, and the profit sharing, bonus or other form of compensation (other than salary) paid or payable by Crawford Bancorp, Bank or a combination thereof to or for the benefit of each such person for the years ended December 31, 1993 and 1994 and any employment agreement or arrangement with respect to each such person.

     (b) Neither Crawford Bancorp nor Bank has made or engaged in any discussions, negotiations, proposals or agreements, whether in writing or verbally, which reasonably could be expected to result in any agreement, contract, obligation, commitment, arrangement or lease in addition to those described in this Section 4.09.
                  ------------

     4.10.  Contracts.  Each of the agreements, contracts, commitments, leases,
            ---------
instruments and documents set forth in the Disclosure Letter relating to Section
                                                                         -------
4.09 of this Agreement is valid and enforceable in accordance with its terms.
- ----
Crawford Bancorp and Bank and all other parties thereto are in compliance with the provisions thereof, and neither Crawford Bancorp nor Bank is in default under or in breach of, or alleged to be in default under or in breach of, any performance, observance or fulfillment of any obligation, covenant or provision contained in any note, bond, indenture, mortgage, deed of trust, license, security agreement, loan or credit agreement, conditional sales contract or other title retention agreement, contract, lease, arrangement, commitment or any other instrument or obligation which could have an adverse effect on the financial condition, results of operations, business, assets or capitalization of Crawford Bancorp and Bank on a consolidated basis. None of the foregoing requires the consent of any party to its assignment in connection with the Merger contemplated by this Agreement.

     4.11  Absence of Undisclosed Liabilities.  Except as set forth in the
           ----------------------------------
Disclosure Letter, except as disclosed or provided for in the Crawford Bancorp Financial Statements, except for letters of credit, except for unfunded loan commitments to customers (all of such loan commitments having been made in the ordinary course of business), and except for trade payables incurred in the ordinary course of business, neither Crawford Bancorp nor Bank has, or will have at the Effective Date, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $5,000.00 individually or in the aggregate, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, nor has Crawford Bancorp or Bank made or engaged in any discussions, negotiations, proposals or agreements, whether in writing or verbally, prior to the date of this Agreement which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license.

     4.12.  Title to Assets.  (a)  Crawford Bancorp and Bank have good and
            ---------------
marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank holding company or bank premises and all other real estate owned) which is reflected in the Crawford Bancorp Financial Statements as of December 31, 1994; good and marketable title to all personal property reflected in the Crawford Bancorp Financial Statements as of December 31, 1994, other than personal property disposed of in the ordinary course of business since December 31, 1994; good and marketable title to all other properties and assets (whether real or personal, tangible or intangible) which Crawford Bancorp or Bank purports to own; good and marketable title to, or right to use, by the terms of a valid and enforceable lease or contract, all other property used in Crawford Bancorp's or Bank's business or operations; and good and marketable title to all property and assets acquired and not disposed of since December 31, 1994. All of such properties and assets are owned by Crawford Bancorp and Bank free and clear of all mortgages, liens, pledges, restrictions, security interests, charges, claims, options, rights of third parties and encumbrances of any nature except: (i) as set forth in the Disclosure Letter; (ii) as specifically noted in reasonable detail the Crawford Bancorp Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase agreements; and (v) easements, encumbrances and liens of record which do not impair the use thereof for the purposes for which they are held. All real property owned by Crawford Bancorp or Bank is in compliance with all applicable zoning laws.

     (b) Each of Crawford Bancorp and Bank has conducted its business and operations in compliance with all federal, state, county, municipal and other laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants, storm water, process waste water or otherwise relating to the environment or toxic or hazardous substances or to the manufacturing, processing, distribution, use, recycling, generation, treatment, handling, storage, disposal or transport of any toxic or hazardous substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corp of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time prior hereto in effect (collectively, the "Environmental Laws"). There are no pending, threatened claims, actions or proceedings by any municipality, sewer district or other governmental entity against Crawford Bancorp or Bank with respect to the Environmental Laws and there is no basis or grounds for any such claim, action or proceeding. No environmental permits or other governmental approvals are required for the conduct of the business or operations of Crawford Bancorp or Bank or the banking business of Bank or the consummation of the Merger contemplated hereby. Neither Crawford Bancorp nor Bank is or has been the owner or operator of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require clean-up, removal or other remedial action under any Environmental Laws.

     (c) Neither Crawford Bancorp nor Bank: (i) is in default in any respect under or in breach of any agreements pursuant to which it leases real or personal property; (ii) has knowledge of any default under or breach of such agreements by any party thereto and; (iii) has knowledge of any event which, with notice or lapse of time or both, would constitute a default under or breach of such agreements.

     4.13.  Loans and Investments.  (a) Except as set forth in the Disclosure
            ---------------------
Letter, there is no loan (for purposes of this Section 4.13, "loan" shall mean,
                                               ------------
without limitation, any loan, participated loan (in whole or in part, whether with or without recourse), advance, payment, disbursement, credit, credit facility, line of credit and commitment of any nature whatsoever, including, without limitation, letters of credit and deposit account overdrafts, and any commitment, understanding or agreement to make or do any of the foregoing, whether in writing or verbally, by conduct or otherwise) of Bank in excess of $10,000.00 (aggregating outstanding principal balance, accrued interest, costs and expenses) that has been classified by bank regulatory examiners as "Other Loans Specially Mentioned," "Substandard," "Doubtful" or "Loss" or in excess of $10,000.00 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectibility. The most recent loan watch list of Bank and a list of all loans in excess of $10,000.00 that Bank has determined to be thirty (30) days or more past due with respect to principal or interest payments, has restructured or has placed on nonaccrual status, are set forth in the Disclosure Letter.

     (b) All loans reflected in the Crawford Bancorp Financial Statements as of December 31, 1995 and which have been made, extended, renewed, restructured, approved, amended, acquired or participated in since December 31, 1995: (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and by bankruptcy, insolvency, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors' rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that Bank has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or recorded mortgages naming Bank as the secured party or mortgagee.

     (c) The reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the Crawford Bancorp Financial Statements as of and for the year ended December 31, 1995 are adequate in all respects under the requirements of generally accepted accounting principles applied on a consistent basis to provide for possible losses on items for which reserves were made, on loans and leases outstanding and on real estate owned as of December 31, 1995. The aggregate loan balances outstanding as of December 31, 1995 in excess of Bank's reserve for loan losses as of such date are collectible in accordance with their respective terms.

     (d) None of the investments reflected in the Crawford Bancorp Financial Statements as of and for the year ended December 31, 1995 and none of the investments made by Crawford Bancorp or Bank since December 31, 1995 are subject to any restriction, whether contractual or statutory, which impairs the ability of Crawford Bancorp or Bank to dispose freely of such investment at any time. Except as set forth in the Disclosure Letter, neither Crawford Bancorp nor Bank is a party to any repurchase agreements with respect to securities.

     (e) Set forth in the Disclosure Letter is a true, accurate and complete list of all letters of credit, loan commitments and lines of credit extended, made, approved or committed to, whether in writing or verbally, by conduct or otherwise, by Bank which exceed $25,000.00.

     (f) Set forth in the Disclosure Letter is a true, accurate and complete list of all loans in which Bank has any participation interest or which have been made with or through any other financial institution on a recourse basis against Bank.

     (g) Except for the indebtedness incurred pursuant to Bank investment instruments and that described in the Disclosure Letter, neither Crawford Bancorp nor Bank has, or will have at the Effective Date, any indebtedness for borrowed money.

     4.14.  Shareholder Rights Plan.  Crawford Bancorp has no shareholder rights
            -----------------------
plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of Crawford Bancorp or Bank or which may be considered an anti-takeover mechanism.

     4.15.  Employee Benefit Plans.  (a) With respect to the employee benefit
            ----------------------
plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), sponsored or otherwise maintained by Crawford Bancorp or Bank; in which Crawford Bancorp or Bank participates as a participating employer; with respect to which Crawford Bancorp or Bank acts as Trustee or fiduciary; to which Crawford Bancorp or Bank contributes; and including any such plans which have been terminated, merged into another plan, frozen or otherwise discontinued (collectively, "Crawford Bancorp Plans"): (i) all such Crawford Bancorp Plans have, on a continuous basis since their adoption, been maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA, the Code, and the Department of Labor ("Department") and Treasury Regulations promulgated thereunder; (ii) all Crawford Bancorp Plans intended to constitute tax-qualified plans under Section 401(a) and, where applicable, Section 4975(e)(7) of the Code, have complied since their adoption, or have been amended to comply, in all respects, with all applicable requirements of the Code and the Treasury Regulations promulgated thereunder, and favorable determination letters have been timely received from the Internal Revenue Service ("Service") with respect to each such Crawford Bancorp Plan stating that each, in its current form (or at the time of its disposition if it has been terminated, merged, frozen or otherwise discontinued), is qualified under and satisfies all applicable provisions of the Code and the Treasury Regulations promulgated thereunder; (iii) neither Crawford Bancorp nor Bank has any liability to the Department, the Service or the Pension Benefit Guaranty Corporation ("PBGC") with respect to any Crawford

Bancorp Plan subject to ERISA (including Title IV thereof) or the Code; (iv) neither Crawford Bancorp nor Bank has engaged in any transaction that may subject Crawford Bancorp or Bank or any Crawford Bancorp Plan to a civil penalty imposed by Section 502 of ERISA; (v) no prohibited transaction (as defined in Section 406 of ERISA and as defined in Section 4975(c) of the Code) has occurred with respect to any Crawford Bancorp Plan; (vi) each Crawford Bancorp Plan subject to ERISA or intended to be qualified under Section 401(a) of the Code has been and, if applicable, is being operated in accordance with the applicable provisions of ERISA and the Code and the Department and Treasury Regulations promulgated thereunder; (vii) no participant or beneficiary or non-participating employee has been denied any benefit due or to become due under any Crawford Bancorp Plan or has been misled as to his or her rights under any Crawford Bancorp Plan; (viii) all obligations required to be performed by Crawford Bancorp and Bank under any provision of a Crawford Bancorp Plan have been performed by them and they are not in default under, in breach of or in violation of any provision of a Crawford Bancorp Plan; (ix) no event has occurred which would constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA under any Crawford Bancorp Plan; (x) there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or threatened against any Crawford Bancorp Plan or against the assets of any Crawford Bancorp Plan; (xi) the actuarial assumptions used to fund any Crawford Bancorp Plan subject to Title IV of ERISA are reasonable; (xii) the present value of all "benefit liabilities" within the meaning of Section 401(a)(2) of the Code, including unvested benefit liabilities, with respect to each Crawford Bancorp Plan subject to Title IV of ERISA do not exceed the net fair market value of the Crawford Bancorp Plan assets allocated to such benefits; (xiii) no Crawford Bancorp Plan owns or holds any equity or debt instruments of Crawford Bancorp or any related or affiliated entity; (xiv) except for liabilities to the PBGC under Section 4007 of ERISA, all of which have been fully paid, and except for liabilities to the Service under Section 4971 of the Code, neither Crawford Bancorp nor Bank has any liability to the PBGC or the Service with respect to any Crawford Bancorp Plan, other than regular insurance premiums to the PBGC; and (xv) with respect to any Crawford Bancorp Plan sponsored, participated in or contributed to by Crawford Bancorp or Bank or with respect to which Crawford Bancorp or Bank is responsible for complying with the reporting and disclosure requirements of ERISA or the Code, there has been no violation of the reporting and disclosure requirements imposed either under ERISA or the Code for which a penalty has been or may be imposed.

     (b) With regard to any Crawford Bancorp Plan intended to be qualified under Section 401(a) of the Code, no director, officer, employee or agent of Crawford Bancorp or Bank has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act the Service could revoke a favorable determination letter as to any Crawford Bancorp Plan's qualification under Section 401(a) or, where applicable, Section 4975(e)(7) of the Code, or the exemption under Section 501(a) of the Code of any trust related to such Plan.

     (c) With regard to any employee benefit plan, as defined in Section 3(3) of ERISA, excluding the Crawford Bancorp Plans under which Crawford Bancorp or Bank acts as administrator, custodian, trustee or fiduciary, including any such plans which have been terminated, merged into another plan, frozen or otherwise discontinued, no action, or failure to act, by Crawford Bancorp or Bank or by any officer, employee or agent of Crawford Bancorp or Bank taken in the exercise of its or his discretion in any such capacity without regard to direction by other fiduciaries upon whose directions reliance could be had under applicable plan documents and legal requirements would: (i) entitle the Service to revoke a favorable determination letter as to any such plan under Section 401(a) of the Code or the exempt status of any trust related to any such plan under Section 501(a) of the Code; (ii) subject Crawford

Bancorp, Bank or any such plan to any income or excise tax or any penalty under ERISA or the Code; or (iii) subject Crawford Bancorp, Bank or any such plan to any financial liability under ERISA to any person, except pursuant to the terms of any such plan in the ordinary course of business.

     (d) Crawford Bancorp and Bank have provided to First Financial in the Disclosure Letter true, accurate and complete copies, and, in the case of any plan or program which has not been reduced to writing, a complete summary, of all of the following: (i) pension, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation or shareholder rights plans and all amendments thereto; (ii) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings; (iii) all executive and other incentive compensation plans and programs; (iv) all group insurance and health contracts, policies or plans; and
(v) all other incentive, welfare or employee benefit plans or agreements, maintained or sponsored, participated in, or contributed to by Crawford Bancorp or Bank for any current or former directors, officers or employees. With respect to any plan or program subject to ERISA, Crawford Bancorp and Bank have also provided to First Financial in the Disclosure Letter true, accurate and complete copies of the following: (i) current summary plan descriptions and all summaries of material modifications thereto; (ii) summary annual reports for the last five (5) years; (iii) annual reports on Forms 5500 (and any schedules thereto) for the last five (5) years; (iv) all determination letters issued by the Internal Revenue Service; and (v) filings with the Department of Labor. All such plans have been, since their inception, drafted, implemented, administered and, where applicable, amended or terminated, in accordance with their terms and with applicable law.

     (e) No current or former director, officer or employee of Crawford Bancorp or Bank is entitled to any benefit under any welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with Crawford Bancorp or Bank, except that such individuals may be entitled to continue their health care coverage pursuant to Section 4980B of the Code if they pay the cost of that coverage pursuant to the applicable requirements of the Code with respect thereto.

     (f) With respect to any group health plan (as defined in Section 607(1) of ERISA) sponsored or maintained by Crawford Bancorp or Bank, in which Crawford Bancorp or Bank participates as a participating employer or to which Crawford Bancorp or Bank contributes, no director, officer, employee or agent of Crawford Bancorp or Bank has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, the ability of: (i) Crawford Bancorp or Bank to deduct contributions to such plans, or (ii) highly compensated employees of Crawford Bancorp or Bank to exclude from income employer-provided coverage or any benefit under such plans, would be impaired. With respect to all such plans, all applicable provisions of Section 4980B of the Code and Section 601 of ERISA have been complied with in all respects by Crawford Bancorp and Bank.

     (g) Except as otherwise provided in the Disclosure Letter, there are no collective bargaining, employment, management, consulting, deferred compensation, salary continuation, severance, termination or similar agreements, commitments or understandings, or any employee benefit or retirement plan, binding upon Crawford Bancorp or Bank and no such agreement, commitment, understanding or plan is under discussion or negotiation by management of Crawford Bancorp with any employee or group of employees, any member of Crawford Bancorp's management or any other person.

     4.16.  Obligations to Employees.  All accrued obligations and liabilities
            ------------------------
of and all payments by Crawford Bancorp, Bank, and all Crawford Bancorp Plans (as that term is defined in Section 4.15 herein), whether arising by operation
                            ------------
of law, by contract or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) of Crawford Bancorp or Bank have been and are being paid to the extent required by applicable law or by the plan, trust or contract, and adequate actuarial accruals and reserves for such payments have been and are being made by Crawford Bancorp or Bank in accordance with generally accepted accounting principles and actuarial methods and applicable law applied on a consistent basis with respect to the following: (a) withholding, unemployment compensation or social security taxes; (b) all pension, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation rights plans; (c) all employment, deferred compensation (whether funded or unfunded), salary continuation, severance, consulting, reimbursement, bonus or collective bargaining agreements; (d) all executive and other incentive compensation plans or programs; (e) all group insurance and health contracts and policies; and (f) all other incentive, welfare, retirement or employee benefit plans or agreements maintained or sponsored, participated in, or contributed to, by Crawford Bancorp or Bank for any current or former directors, officers, employees and agents, including, without limitation, all liabilities and obligations to the Crawford Bancorp Plans (as defined in Section 4.15 herein).
                                                         ------------
All obligations and liabilities of Crawford Bancorp and Bank, whether arising by operation of law, by contract or by past custom, for all other forms of compensation which are or may be payable to any current or former directors, officers, employees or agents have been and are being paid to the extent required by applicable law or by the applicable plan or contract, and adequate actuarial accruals and reserves for payment therefor have been and are being made by Crawford Bancorp or Bank in accordance with generally accepted accounting and actuarial principles applied on a consistent basis. All accruals and reserves referred to in this Section 4.16 are correctly and accurately
                                 ------------
reflected and accounted for in all respects in the Crawford Bancorp Financial Statements and in the books, statements and records of Crawford Bancorp and/or Bank.

     4.17.  Taxes, Returns and Reports.  Crawford Bancorp and Bank have:  (a)
            --------------------------
duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed as of the date hereof, and each such return is true, accurate and complete in all respects; (b) paid all taxes, assessments and other governmental charges due or claimed to be due upon each of them or any of its income, properties or assets; and (c) not requested an extension of time for any such payments. Except for taxes not yet due and payable, the reserve for taxes in the Crawford Bancorp Financial Statements as of December 31, 1995 is adequate to cover all of Crawford Bancorp's and Bank's tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated and activities prior to December 31, 1995. Neither Crawford Bancorp nor Bank has, or will have, any liability for taxes of any nature for or with respect to the operation of its business, including the business of any subsidiary, or ownership of its assets, including the assets of any subsidiary, from the date hereof through and including the Effective Date, except to the extent set forth in the Subsequent Crawford Bancorp Financial Statements (as defined in Section 6.10 herein).
                                                     ------------
Neither Crawford Bancorp nor Bank is currently under audit by any state or federal taxing authority. None of the federal, state, or local tax returns filed by Crawford Bancorp or Bank for the years from and including 1990 through 1994 have been audited by any taxing authority.

     4.18.  Deposit Insurance.  The deposits of Bank are insured by the FDIC in
            -----------------
accordance with the Federal Deposit Insurance Act, as amended, and the Savings Association Insurance Fund and all applicable laws, statutes, regulations, rules, ordinances, orders, restrictions or requirements, and Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

     4.19.  Insurance.  Set forth in the Disclosure Letter is a list and brief
            ---------
description of all policies of insurance (including, without limitation, bankers' blanket bond, directors' and officers' liability insurance and insurance providing benefits for employees) owned or held by Crawford Bancorp or Bank as of the date hereof or with respect to which Crawford Bancorp or Bank pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

     4.20.  Books and Records.  The books and records of Crawford Bancorp and
            -----------------
Bank are in all respects complete and correct and accurately reflect the basis for the respective financial condition, results of operations, business, assets and capitalization of Crawford Bancorp and Bank set forth in the Crawford Bancorp Financial Statements.

     4.21.  Broker's, Finder's or Other Fees.  Except for reasonable fees of
            --------------------------------
Crawford Bancorp's attorneys, accountants and investment banker, for services provided to Crawford Bancorp in connection with the Merger contemplated by this Agreement, all of which will be paid by Crawford Bancorp prior to the Effective Date, no agent, broker or other person acting on behalf of Crawford Bancorp or Bank or under any authority of Crawford Bancorp or Bank is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby. A true, accurate and complete copy of Crawford Bancorp's agreement with its investment banker has been provided to First Financial.

     4.22.  Interim Events.  Except as otherwise permitted hereunder or as set
            --------------
forth in the Disclosure Letter, since December 31, 1995, neither Crawford Bancorp nor Bank has:

     (a) Suffered any changes having an adverse effect on the financial condition, results of operations, business, assets or capitalization of Crawford Bancorp or Bank or in the operation or conduct of its business;

     (b) Suffered any damage, destruction or loss to any of its properties or the improvements located thereon, reasonable wear and tear excepted, whether or not covered by insurance;

     (c) Declared, distributed or paid any dividend or other distribution with respect to its capital stock (except for (i) payment of dividends and distributions from Bank to Crawford Bancorp in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Crawford Bancorp and to provide funds for Crawford Bancorp's usual and customary dividends to its shareholders in accordance with this Agreement, and (ii) payment of semi-annual dividends by Crawford Bancorp to its shareholders as permitted in Section 6.03(a)(iii) hereof), repurchased or redeemed or otherwise
             --------------------
acquired shares of its common stock, issued any shares of its common stock or any stock appreciation or shareholder rights or sold or agreed to issue or sell any shares of its common stock or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split up its common stock;

     (d) Canceled or compromised any loan debt, claim, receivable or obligation due to Bank other than in the ordinary course of business;

     (e) Entered into any transaction, contract or commitment other than in the ordinary course of business;

     (f) Incurred, assumed or guaranteed any obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

     (g) Mortgaged, pledged or subjected to a lien, security interest, option or other encumbrance any of its assets except for tax or other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by Bank of government deposits; (ii) granted in connection with repurchase or reverse repurchase agreements; or (iii) otherwise incurred in the ordinary course of business;

     (h) Conducted its business in any manner other than as it was being conducted through December 31, 1995;

     (i) Leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

     (j) Except for the Merger contemplated by this Agreement, merged, consolidated or sold shares of common stock of Crawford Bancorp or Bank, agreed to merge or consolidate with or into any third party, agreed to sell any shares of common stock of Crawford Bancorp or Bank or acquired or agreed to acquire any stock, equity interest or business of any third party;

     (k) Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of Bank's lending business;

     (l) Granted or agreed to grant any increase in benefits payable or to become payable under any employee welfare, pension, retirement, profit sharing, health, bonus, insurance or other benefit plan to any employees, officers or directors of Crawford Bancorp or Bank, except pursuant to the terms of any such plan in the ordinary course of business;

     (m) Increased the salary of any director, officer or employee, except for increases in the ordinary course of business or in accordance with either Crawford Bancorp's or Bank's existing employee welfare or benefit plans, or entered into any employment or severance agreement with any officer or salaried employee or installed any employee welfare, benefit, pension, retirement, stock option, stock appreciation, stock dividend profit sharing or other similar plan or arrangement; or

     (n) Paid or committed to pay any management or consulting fees, except as set forth in the Disclosure Letter.

     4.23.  Regulatory Filings.  Crawford Bancorp and Bank have filed and will
            ------------------
continue to file in a timely manner all filings with all federal and state regulatory agencies as required by applicable law. All such filings with federal and state regulatory agencies were true, accurate and complete in all respects as of the dates of the filings and have been prepared in conformity with generally accepted regulatory accounting principles applied on a consistent basis, and no such filing contained any untrue statement or omitted to state a fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

     4.24.  No Third Party Options.  There are no agreements, options,
            ----------------------
commitments or rights with, of, or to any third party to acquire any shares of capital stock or assets of Crawford Bancorp or Bank.

     4.25.  Representatives and Warranties at the Effective Date.  All
            ----------------------------------------------------
representations and warranties of Crawford Bancorp in this Section 4 shall be
                                                           ---------
true, accurate and correct on and as of the Effective Date except as affected by the transactions contemplated by and specified within the terms of this Agreement.

     4.26.  Nonsurvival of Representations and Warranties.  The representations
            ---------------------------------------------
and warranties of Crawford Bancorp and Bank contained in this Agreement shall expire at the Effective Date. Thereafter, Crawford Bancorp and Bank and all directors, officers and employees of Crawford Bancorp and Bank shall have no liability with respect thereto except for fraud or for false or misleading statements made intentionally or knowingly in such representations and warranties.


                                   SECTION 5

               REPRESENTATIONS AND WARRANTIES OF FIRST FINANCIAL
               -------------------------------------------------

     First Financial represents and warrants to Crawford Bancorp and Bank as follows:

     5.01.  Organization and Authority.  First Financial is a corporation duly
            --------------------------
organized and validly existing under the laws of the State of Indiana, is a registered bank holding company under the BHC Act and has the full power and authority (corporate and other) to own and lease its properties as presently owned and leased, and to conduct its business in the manner and by the means utilized as of the date hereof.

     5.02.  Authorization.  (a) First Financial has the requisite corporate
            -------------
power and authority to enter into this Agreement and to carry out its obligations hereunder subject to the fulfillment of the conditions precedent set forth in Section 8 hereof. This Agreement, when executed and delivered, shall
         ---------
have been duly authorized and shall constitute a valid and binding obligation of First Financial, subject to the conditions precedent set forth in Section 8
                                                                  ---------
hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

     (b) Neither the execution of this Agreement, nor the consummation of Merger contemplated by this Agreement hereby, does or will: (i) conflict with, result in a breach of or constitute a default under First Financial's Articles of Incorporation or By-Laws; (ii) conflict with or violate in any material respect any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of government banking regulatory agencies or bodies required for consummation of the Merger are obtained), or any court or administrative judgment, injunction, writ, order or decree; or (iii) conflict with, result in a breach of, or constitute a material default under any material note, bond, indenture, mortgage, security agreement, contract, arrangement or commitment to which First Financial is a party or by which First Financial is or may be subject or bound; (iv) result in the creation of or give any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or result in the creation of any other rights of any other party or any other adverse interest, upon any right, property or asset of First Financial; (v) terminate or give any person, corporation or entity the right to terminate, amend, modify, abandon or refuse to perform any material note, bond, indenture, security agreement, contract, arrangement or commitment to which First Financial is a party or by which First Financial is subject or bound; or
(vi) accelerate or modify, or give any person, corporation or entity the right to accelerate or modify the time within which, or the terms according to which, First Financial is to perform any duties or obligations or receive any rights or benefits under any material notes, bonds, indentures, security agreements, contracts, arrangements or commitments.

     (c) Other than in connection or in compliance with the provisions of the BHC Act, federal and state securities laws, applicable Indiana and Illinois banking laws and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for the consummation by First Financial of the transactions contemplated by this Agreement.

     5.03.  Capitalization.  As of December 31, 1995, First Financial had
            --------------
10,000,000 shares of common stock authorized, of which 5,753,304 shares were issued and outstanding. Such issued and outstanding shares of First Financial common stock have been duly and validly authorized by all necessary corporate action of First Financial and are validly issued, fully paid and nonassessable.

     5.04.  Organizational Documents.  The Amended Articles of Incorporation and
            ------------------------
By-Laws of First Financial in force as of the date hereof have been delivered to Crawford Bancorp and represent true, accurate and complete copies of such corporate documents of First Financial in effect as of the date of this Agreement.

     5.05.  Accuracy of Statements.  Neither this Agreement nor any written
            ----------------------
report, statement, list, certificate or information furnished or to be furnished by First Financial to Crawford Bancorp in connection with this Agreement or any of the transactions contemplated hereby (including, without limitation, any information which has been or shall be supplied by First Financial with respect to its business, operations, financial condition, directors and officers for inclusion in the proxy statement and registration statement relating to the Merger) contains or shall contain (with respect to information relating to the proxy statement, at the time it is mailed and with respect to the registration statement, at the time it becomes effective) any untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading in any material respect.

     5.06.  Compliance With Law.  First Financial has not engaged in any
            -------------------
activity and has not taken or omitted to take any action which has resulted or could result in the material violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could materially adversely affect the business, prospects, condition (financial or otherwise) or results of operations of First Financial. First Financial possesses all licenses, franchises, permits and other authorizations necessary for the continued conduct of its business without material interference or interruption. There are no agreements or understandings with, nor any orders or directives of, any regulatory agencies or government authorities, which would have a material adverse effect on the consolidated financial position of First Financial or any subsidiary of First Financial.

     5.07.  Financial Statements and Reports.  (a) First Financial or its agents
            --------------------------------
have delivered to Crawford Bancorp copies of the following financial statements and reports of First Financial (collectively, "First Financial Statements"):

            (i) Consolidated Balance Sheets and related Statements of Income and Statements of Changes in Stockholders' Equity of First Financial as of and for the years ended December 31, 1992, 1993 and 1994 and for the year ended December 31, 1995, on an unaudited basis;

            (ii) Consolidated Statements of Cash Flows of First Financial for the years ended December 31, 1992, 1993 and 1994; and

            (iii) Financial Statements of First Financial on Form FRY-9C filed with the Board of Directors of the Federal Reserve System ("Federal Reserve") as of the close of business on December 31, 1992, 1993 and 1994.

     (b) The First Financial Statements are true, accurate and complete in all material respects and present fairly the consolidated or unconsolidated, as applicable, financial positions of First Financial as of and at the dates shown and the consolidated or unconsolidated, as applicable, results of operations for the periods covered thereby. The First Financial Statements described in clauses
(i) and (ii) above, which consist of fiscal year-end information, are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis. The First Financial Statements described in clause (i) above as of and for the year ended December 31, 1995 are unaudited and have been prepared on a basis consistent with past accounting practices and as required by applicable rules or regulations and present fairly the consolidated or unconsolidated, as applicable, financial condition and results of operations at the dates and for the periods presented, subject to year-end audit adjustments (which adjustments in the aggregate would not reasonably be expected to be materially adverse to First Financial on a consolidated basis). The First Financial Statements do not include any assets or omit to state any liabilities, absolute or contingent, or any other facts, which inclusion or omission would render the First Financial Statements false or misleading in any material respect.

     5.08.  Taxes, Returns and Reports.  First Financial has: (a) duly filed all
            --------------------------
federal, state, local and foreign tax returns of every type and kind required to be filed as of the date hereof, and each such return is true, accurate and complete in all material respects; (b) paid all taxes, assessments and other governmental charges due or claimed to be due upon each of them or any of its income, properties or assets; and (c) not requested an extension of time for any such payments. Except for taxes not yet due and payable, the reserve for taxes in the First Financial Statements as of December 31, 1995 is adequate to cover all of First Financial's tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated and activities prior to December 31, 1995. First Financial has not, nor will have, any liability for taxes of any nature for or with respect to the operation of its business, including the business of any subsidiary, or ownership of its assets, including the assets of any subsidiary, from the date hereof through and including the Effective Date, except to the extent properly accrued in accordance with generally accepted accounting principals on First Financial's financial statements. First Financial is not currently under audit by any state or federal taxing authority. An Indiana State Sales & Use Tax Audit for the years from and including 1992 through 1994 was completed in February, 1996. None of the federal, state, or local tax returns filed by First Financial for the years from and including 1990 through 1994 have been audited by any taxing authority.

     5.09.  Regulatory Filings.  First Financial has furnished to Crawford
            ------------------
Bancorp copies of all filings made with the SEC under the 1934 Act which it has made from January 1, 1994 to the date of this Agreement. First Financial and each of its subsidiaries have filed and will continue to file in a timely manner all required filings with the SEC and all other federal and state regulatory agencies as required by applicable law.

     5.10.  Litigation and Pending Proceedings.  Except as disclosed in the
            ----------------------------------
financial statements included in such filings set forth in Section 5.07 herein,
                                                           ------------
there are no claims of any kind, nor any actions, suits, proceedings, arbitrations or investigations pending or, to the best knowledge of First Financial after due inquiry, threatened in any court or before or by any government agency or body, arbitration panel or otherwise (nor does First Financial have any knowledge of any basis for any claim, action, suit, proceeding, arbitration or investigation) against, by or affecting First Financial or its business, prospects, conditions (financial or otherwise), results of operations or assets, or which would prevent the performance of this Agreement or declare the same unlawful or cause the rescission hereof.

     5.11.  Shares to be Issued in Merger.  The shares of First Financial common
            -----------------------------
stock which Crawford Bancorp shareholders shall be entitled to receive upon consummation of the Merger pursuant to this Agreement shall, at the Effective Date, be duly authorized and shall, when issued in accordance with this Agreement, be validly issued, fully paid and nonassessable and shall have been registered under the Securities Act of 1933, as amended ("1933 Act").

     5.12.  Shareholder Approval.  The approval of First Financial's
            --------------------
shareholders of the Merger contemplated by this Agreement is not required.

     5.13.  Representations and Warranties at the Effective Date.  All
            ----------------------------------------------------
representations and warranties of First Financial contained in this Section 5
                                                                    ---------
shall be true, accurate and correct on and as of the Effective Date except as affected by the transactions contemplated by and specified within the terms of this Agreement.

     5.14.  Nonsurvival of Representations and Warranties.  The representations
            ---------------------------------------------
and warranties contained in this Section 5 shall expire on the Effective Date,
                                 ---------
and thereafter First Financial and all directors, officers and employees of First Financial shall have no further liability with respect thereto, except for fraud or for false or misleading statements made intentionally or knowingly in such representations and warranties.

                                   SECTION 6

                    COVENANTS OF CRAWFORD BANCORP AND BANK
                    --------------------------------------

     Crawford Bancorp and Bank covenant and agree with First Financial as follows:

     6.01.  Shareholder Approval.  Crawford Bancorp shall submit this Agreement
            --------------------
to its shareholders for approval at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of Crawford Bancorp at the earliest possible reasonable date. The Board of Directors of Crawford Bancorp shall recommend to the shareholders of Crawford Bancorp that such shareholders approve this Agreement and the Merger contemplated hereby and shall solicit proxies voting in favor of this Agreement from Crawford Bancorp's shareholders.

     6.02.  Other Approvals.  Crawford Bancorp and Bank shall proceed
            ---------------
expeditiously, cooperate fully and use their best efforts to assist First Financial in procuring upon reasonable terms and conditions all consents, authorizations, approvals, registrations and certificates to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date. Crawford Bancorp shall promptly advise First Financial in writing if, prior to the Effective Date, it shall obtain knowledge of any fact that would make it necessary to amend the registration statement or to supplement the prospectus contained in the registration statement in order to make the statements therein not misleading or to comply with applicable law.

     6.03.  Conduct of Business.  (a) On and after the date of this Agreement
            -------------------
and until the Effective Date or until this Agreement shall be terminated as provided by Section 9 herein, neither Crawford Bancorp nor Bank shall, without
            ---------
the prior written consent of First Financial:

     (i) make any changes in its capital stock accounts including, without limitation, the issuance of any shares, any stock split, recapitalization or reclassification;

     (ii) authorize a class of stock or issue, or authorize the issuance of, stock other than or in addition to the outstanding common stock as set forth in Section 4.03 herein;
                         ------------

     (iii) declare, distribute or pay any dividends on its shares of common stock, or authorize a stock split, or make any other distribution to its shareholders, except that: (A) Bank may pay cash dividends to Crawford Bancorp in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Crawford Bancorp in an amount not to exceed $25,000.00 and to provide funds for Crawford Bancorp's dividends to its shareholders in accordance with this Agreement, and (B) Crawford Bancorp may pay to its shareholders its usual and customary semi-annual cash dividend of no greater than One Dollar ($1.00) per share of common stock for each such dividend until the Effective Date, provided that no dividend may be paid during the semi-annual period in which the Merger is consummated if, during such semi-annual period, Crawford Bancorp's shareholders will become entitled to receive dividends on their shares of First Financial common stock received pursuant to this Agreement;

     (iv)   redeem any of its outstanding shares of common stock;

     (v) merge, combine or consolidate or effect a share exchange with or sell substantially all of its assets or any of its securities to any other person, corporation or entity or enter into any other transaction not in the ordinary course of business;

     (vi) purchase any assets or assume any liabilities of another bank holding company, bank or other entity (except for loan participations and other transactions in the ordinary course of business and in accordance with safe and sound banking practices and except as otherwise permitted by Section 6.03(a)(viii) hereof);
                                             --------------------

     (vii) except in the ordinary course of business in accordance with safe and sound banking practices (and, with respect to loan transactions or commitments, only on terms and conditions which are not known to be materially more favorable than those available to the borrower from competitive sources in transactions in the ordinary course of business), increase or decrease any outstanding indebtedness, incur any liability or obligation, make any loan, commitment, payment or disbursement, enter into any lease, contract, agreement, understanding or arrangement or engage in any transaction;

     (viii) acquire or dispose of any property or asset constituting a capital investment in excess of $10,000.00 individually or $50,000.00 in the aggregate, except for the sale of the branch office building located in Oblong, Illinois;

     (ix) except in the ordinary course of business and in accordance with safe and sound banking practices subject any of its properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance;

     (x) promote to a new position or increase the rate of compensation (except for promotions and compensation increases in the ordinary course of business and in accordance with past practices and established employment policies), or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of Crawford Bancorp or Bank;

     (xi) execute, create, institute, modify or amend (except with respect to any amendments to the Crawford Bancorp Plans (as defined in Section
                                                                        -------
            4.15 herein) which are otherwise required to be made by applicable
            ----
            law, rule or regulation) any employee welfare, pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans; any employment, deferred compensation, severance, consulting, bonus or collective bargaining agreement; any group health or insurance contract, program or policy; or any other incentive, retirement, welfare or employee benefit plan or agreement for any current or former directors, officers or employees of Crawford Bancorp or Bank; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by applicable law or regulatory authorities;

     (xii) modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, consulting or severance agreements with respect to any present or former directors, officers or employees of Crawford Bancorp or Bank;

     (xiii) hire or employ any new or additional employees of Crawford Bancorp or Bank, except those that are reasonably necessary for the proper operation of Crawford Bancorp's or Bank's business;

     (xiv) amend, modify or restate its respective Articles of Incorporation or By-Laws from those in effect on the date of this Agreement and as delivered to First Financial hereunder;

     (xv) give, dispose, sell or convey; assign, hypothecate, pledge or encumber; or otherwise transfer or grant a security interest in or option or right to acquire any shares of common stock or substantially all of the assets of Crawford Bancorp and/or Bank;

     (xvi) fail to continue to make additions to in accordance with past practices and to otherwise maintain in all respects Bank's reserve for loan and lease losses, or any other reserve account, in accordance with safe, sound and prudent banking practices and in accordance with generally accepted accounting principles applied on a consistent basis, or allow its loan loss reserve to be at an amount less than one percent (1%) of total loans as reflected on the December 31, 1995 balance sheet of Crawford Bancorp.

     (xvii) fail to accrue, pay, discharge and satisfy all liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such liabilities, obligations and expenses become due;

    (xviii) except for trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the Crawford Bancorp Financial Statements or the Subsequent Crawford Bancorp Financial Statements (as defined in Section 6.10 herein), borrow any money or incur any
               ------------
            indebtedness, including, without limitation, through the issuance of debentures, or incur, pay, discharge or satisfy any liability or obligation (whether absolute, accrued, contingent or otherwise) in an aggregate amount exceeding $10,000.00;

     (xix) issue, or authorize the issuance, of any securities convertible into or exchangeable for common stock of Crawford Bancorp or Bank;

     (xx) open a new office or branch, close permanently or move an office or branch, or materially expand, diminish, renovate, alter or change any of its branches or offices, except for the sale of the branch office building located in Oblong, Illinois;

     (xxi) pay or commit to pay any management or consulting fees or other similar types of fees, except for those set forth in the Disclosure Letter as of the date hereof; and

     (xxii) enter into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation (other than as contemplated by Section 6.03(a)(vii)
                                                      --------------------
            hereof and reasonable legal and accounting fees related to the Merger) requiring payments by Crawford Bancorp or Bank which exceed $10,000.00, whether individually or in the aggregate, or that are not in the ordinary course of business.

     (b) On and after the date of this Agreement and until the Effective Date, Crawford Bancorp and Bank shall maintain, or cause to be maintained, in full force and effect insurance on their respective assets, properties and operations, fidelity coverage and directors' and officers' liability insurance on their respective directors, officers and employees in such amounts and with regard to such liabilities and hazards as are currently insured by Crawford Bancorp and Bank as of the date of this Agreement.

     6.04.  Preservation of Business.  On and after the date of this Agreement
            ------------------------
and until the Effective Date or until this Agreement is terminated as provided by Section 9 herein, each of Crawford Bancorp and Bank shall: (a) conduct its
   ---------
business diligently, in the manner as is presently being conducted and in the ordinary course of business; (b) use its best efforts to preserve its business organization intact, keep available the services of its present officers and employees and preserve its present relationships with customers and persons having business dealings with it; (c) maintain all of its properties and assets that it owns or utilizes in good operating condition and repair, reasonable wear and tear excepted, and maintain insurance upon such assets and properties and with respect to the conduct of its business in amounts and kinds comparable to that in effect on the date of this Agreement; (d) maintain its books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance with all statutes, laws, rules and regulations applicable to it and to the conduct of its business; (e) comply with all laws, statutes, ordinances, rules or regulations applicable to it and to the conduct of its business, the noncompliance with which results or could result in a material adverse effect on the financial condition, results of operations, business, assets or capitalization of Crawford Bancorp and Bank on a consolidated basis; and (f) not do or fail to do anything which will cause a breach of or default in any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound, which results or could result in a material adverse effect on the financial condition, results of operations, business, assets or capitalization of Crawford Bancorp and Bank on a consolidated basis.

     6.05.  Other Negotiations.  (a) Except as set forth in Section 6.05(b), on
            ------------------                              ---------------
and after the date of this Agreement and until the Effective Date or until this Agreement is terminated as provided by Section 9 herein, Crawford Bancorp and
                                       ---------
Bank shall not, and shall not permit or authorize their respective directors, officers, employees, agents or representatives to, directly or indirectly, initiate, solicit, encourage or engage in discussions or negotiations with, or provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction to which Crawford Bancorp or Bank is or may become a party (all such transactions are hereinafter referred to as "Acquisition Transactions"). Crawford Bancorp and Bank shall communicate promptly to First Financial, via telephone, and promptly confirm in writing, the terms of any proposal or offer which either of them may receive with respect to an Acquisition Transaction and any request by or indication of interest on the part of any third party with respect to the initiation of any Acquisition Transaction or discussions with respect thereto.

     (b) On and after the date of this Agreement and until the Effective Date or until this Agreement is terminated as provided by Section 9 herein, Crawford
                                                     ---------
Bancorp and Bank may engage, and may permit and authorize their respective directors, officers, employees, agents or representatives to, directly or indirectly, engage in discussions or negotiations with, or provide information to, any corporation, association, partnership, person or other entity or group concerning an unsolicited offer by such third party with respect to an Acquisition Transaction only with the prior written approval of First Financial, which approval shall be provided to Crawford Bancorp promptly upon receipt by First Financial of a letter from Crawford Bancorp signed by at least a majority of its Board of Directors then in office indicating that Crawford Bancorp has received an unsolicited offer regarding an Acquisition Transaction which the Board of Directors of Crawford Bancorp: (i) considers, in the exercise of its fiduciary duties as a Board, to be substantially superior to the then current offer of First Financial pursuant to this Agreement, and (ii) concludes, after consultation with its counsel and after receiving a written opinion from such counsel to the same effect, that its fiduciary duties as a Board require it to consider and, in light of such duties, take such other actions with respect to such unsolicited offer as may be necessary or appropriate, and such approval may, in all other instances, be provided to Crawford Bancorp when and if First Financial shall, in its sole discretion, determine. This Section 6.05(b) shall not authorize Crawford Bancorp or Bank, or
                ---------------
its respective directors, officers, employers, agents or representatives, to initiate any discussions or negotiations relative to an Acquisition Transaction with a third party.

     6.06.  Restrictions Regarding Affiliates.  Crawford Bancorp shall, within
            ---------------------------------
thirty (30) days after the date of this Agreement and promptly thereafter until the Effective Date as is necessary to reflect any changes, provide First Financial with a list identifying each person who may be deemed to be an "affiliate" of Crawford Bancorp for purposes of Rule 145 under the 1933 Act. On or prior to the Effective Date, Crawford Bancorp shall cause each director, executive officer and other person who may be deemed to be such an affiliate of Crawford Bancorp for purposes of the 1933 Act to deliver to First Financial on or prior to the Effective Date hereunder a written agreement, in form and substance satisfactory to counsel to First Financial, providing that such person: (a) has not sold, pledged, transferred, disposed of or otherwise reduced his or her market risk with respect to the shares of Crawford Bancorp common stock directly or indirectly owned or held by such person during the thirty (30) day period prior to the Effective Date, and (b) shall not sell, pledge, transfer, dispose of or otherwise reduce his or her market risk with respect to the shares of First Financial common stock to be received by such person pursuant to this Agreement: (i) until such time as financial results covering at least thirty (30) days of combined operations of First Financial and Crawford Bancorp have been published as and when required within the meaning of
Section 201.01 of the SEC's Codification of Financial Reporting Policies, and
(ii) unless such sales are pursuant to an effective registration statement under the 1933 Act or pursuant to Rule 145 of the 1933 Act or another exemption from the 1933 Act.

     6.07.  Press Releases.  Neither Crawford Bancorp nor Bank shall issue any
            --------------
press releases or make any other public announcements or disclosures relating to the Merger without the prior written approval of First Financial.

     6.08.  Disclosure Letter Update.  Crawford Bancorp shall promptly
            ------------------------
supplement, amend and update, upon the occurrence of any change prior to the Effective Date, and as of the Effective Date, the Disclosure Letter with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Letter or pursuant to this Agreement and including, without limitation, any fact which, if existing or known as of the date of this Agreement, would have made any of the representations or warranties of Crawford Bancorp or Bank contained herein incorrect, untrue or misleading.

     6.09.  Information, Access Thereto, Confidentiality.  First Financial and
            --------------------------------------------
its representatives and agents shall, at all times during normal business hours prior to the Effective Date, have full and continuing access to the facilities, operations, books, records and properties of Crawford Bancorp and Bank. First Financial and its representatives and agents may, prior to the Effective Date, make or cause to be made such investigation of the operations, books, records and properties of Crawford Bancorp and Bank and of their financial and legal condition as First Financial shall deem necessary or advisable to familiarize itself with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal operations of Crawford Bancorp or Bank. Upon request, Crawford Bancorp and Bank shall furnish to First Financial or its representatives or agents, their attorneys' responses to external auditors requests for information, management letters received from their external auditors and such financial and operating data and other information requested by First Financial which has been or is developed by Crawford Bancorp or Bank, their auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by Crawford Bancorp or Bank of any claim of attorney-client privilege), and will permit First Financial and its representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for Crawford Bancorp or Bank, and such auditors and accountants shall be directed to furnish to First Financial or its representatives or agents copies of any reports or financial information as developed. No investigation by First Financial shall affect the representations and warranties made by Crawford Bancorp or Bank herein. Any confidential information or trade secrets received by First Financial or its employees or agents in the course of such examination shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by First Financial or, at Crawford Bancorp's request, returned to Crawford Bancorp in the event this Agreement is terminated as provided in Section 9 hereof. This Section 6.09
                                       ---------              ------------
shall not require the disclosure of any information to First Financial, the disclosure to First Financial of which would be prohibited by law.

     6.10.  Subsequent Crawford Bancorp Financial Statements.  As soon as
            ------------------------------------------------
available after the date hereof, Crawford Bancorp shall deliver to First Financial the monthly unaudited consolidated balance sheets and profit and loss statements of Crawford Bancorp prepared for its internal use, audited 1995 year end financial statements of Crawford Bancorp, Bank's Call Reports for each quarterly period completed prior to the Effective Date and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, "Subsequent Crawford Bancorp Financial Statements"). The Subsequent Crawford Bancorp Financial Statements shall be prepared on a basis consistent with past accounting practices (except as otherwise required for compliance with generally accepted accounting principles) and generally accepted accounting principles and shall present fairly the financial condition and results of operations as of the dates and for the periods presented. The Subsequent Crawford Bancorp Financial Statements will not include any assets or omit to state any liabilities, absolute or contingent, or other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect.

     6.11.  Disposition of Crawford Bancorp Profit Sharing Plan.  Effective as
            ---------------------------------------------------
of the Effective Date, all participants with an account balance under the profit sharing plan sponsored by Bank ("Profit Sharing Plan") shall become fully vested in such accounts regardless of their vested position under the plan. The Profit Sharing Plan shall be terminated effective as of the first June 30th or December 31st which coincides with or immediately follows the Effective

Date. In connection therewith, First Financial shall file an application with the Internal Revenue Service for a determination letter to the effect that the termination of the Profit Sharing Plan will not affect its tax qualified status. If the Profit Sharing Plan is terminated effective as of June 30, 1996, no contributions shall be made to the Plan for the 1996 plan year. If the Profit Sharing Plan is terminated effective as of December 31, 1996, Bank may make a contribution to the Plan for the 1996 plan year. Provided, however, such contribution shall be calculated by Bank on a basis which is consistent with the method it has used to calculate contributions to the Profit Sharing Plan for prior plan years; and, in any event, the amount of such contribution shall be subject to the prior approval of First Financial. As soon as practicable following the issuance of a favorable determination letter by the Service with respect to the termination of the Profit Sharing Plan, participants' benefits under the Profit Sharing Plan shall be distributed to them. Such distributions (or the cash proceeds thereof) shall be eligible to be rolled over directly to the "rollover account" under the First Financial Corporation 401(k) Savings Plan ("Savings Plan"). First Financial shall be responsible for the termination of the Profit Sharing Plan and for making application to the Service for a determination letter to the effect that the termination of the Profit Sharing Plan will not adversely affect its tax-qualified status. Crawford Bancorp shall be responsible for and shall pay any and all costs and expenses associated with such termination and determination letter.


     6.12.  Disposition of Deferred Compensation Agreement.  Prior to the
            ----------------------------------------------
Effective, Date Crawford Bancorp shall cause that certain Deferred Compensation Agreement set forth on Schedule 6.12 to be terminated on terms and conditions
                       -------------
mutually satisfactory to First Financial and Crawford Bancorp.

     6.13.  Employee Benefits. The terms of Section 7.03 hereof and the
            -----------------               ------------
provision of any employee benefits by First Financial to employees of Crawford Bancorp or Bank shall not: (i) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Crawford Bancorp or Bank; or (ii) prohibit or restrict First Financial, whether before or after the Effective Date, from changing, amending or terminating any employee benefits provided to its employees from time to time.


                                  SECTION 7

                         COVENANTS OF FIRST FINANCIAL
                         ----------------------------

     First Financial covenants and agrees with Crawford Bancorp and Bank as follows:

     7.01.  Approvals.  First Financial shall proceed expeditiously, cooperate
            ---------
fully and use its best efforts to procure, upon reasonable terms and conditions, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

     7.02.  Preservation of Business.  On and after the date of this Agreement
            ------------------------
and until the Effective Date or until this Agreement is terminated as provided in Section 9 herein, First Financial shall: (a) conduct its business
   ---------
substantially in the manner as is presently being conducted and in the ordinary course of business; (b) file, and cause its subsidiaries to file, all required reports with applicable regulatory authorities; (c) comply with all laws, statutes, ordinances, rules or regulations applicable to it and to the conduct of its business, the noncompliance with which results or could result in a material adverse effect on the financial condition, results of operations, business, assets or capitalization of First Financial on a consolidated basis; and (d) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound which results or could result in a material adverse effect on the financial condition, results of operations, business, assets or capitalization of First Financial on a consolidated basis.

     7.03.  Employee Benefit Matters.
            ------------------------

     (a) Within a reasonable time following the Effective Date, First Financial shall make available to officers and employees of Crawford Bancorp and the Bank who continue as employees of any subsidiary of First Financial after the Effective Date employee benefits, including but not limited to health and welfare plans and vacation arrangements, on terms and conditions which taken as a whole are comparable to those provided by First Financial to similarly situated employees of its existing banking subsidiaries as of the Effective Date.

     (b)    Subject to the provisions of Section 6.11, years of service of an
                                         ------------
            officer or employee of Bank prior to the Effective Date shall be credited, effective as of the date on which such employees become covered by First Financial's employee welfare and pension benefit plans, to each such officer or employee eligible for coverage under
            Section 7.03(a) hereof for purposes of (i) eligibility under First
            ---------------
            Financial's employee welfare benefit plans, and (ii) eligibility and vesting, but not for purposes of benefit accrual or contributions, under the Savings Plan, the First Financial Corporation Employees' Pension Plan ("Pension Plan") and the First Financial Corporation Employee Stock Ownership Plan ("ESOP"). Such crediting of service shall be calculated by First Financial by utilizing the service crediting provisions of the welfare and pension benefit plans sponsored by First Financial. Those officers and employees of Bank who otherwise meet the eligibility requirements of the Savings Plan, Pension Plan and ESOP, based upon their age and years of service prior to the Effective Date, calculated under the service crediting provisions of the Savings Plan, Pension Plan and ESOP, shall become participants thereunder on the first "plan entry date" (as defined in the Savings Plan, Pension Plan and ESOP) which coincides with or next follows the Effective Date. Those officers or employees who do not meet the eligibility requirements of the Savings Plan, Pension Plan or ESOP on such date(s) shall become participants thereunder on the first plan entry date(s) under the Pension Plan and ESOP, as the case may be, which coincides with or next follows the date on which such eligibility requirements are satisfied.

     (c) First Financial will honor all contracts in effect as of the date of this Agreement and that remain in effect as of the Effective Date, relating to the compensation of any officers and employees of Crawford Bancorp or Bank.

     (d) If Jerry L. Bailey's employment with First Financial or a subsidiary thereof is terminated without cause as determined in good faith by the Board of Directors of First Financial during the two (2) year period beginning on and immediately following the Effective Date, Mr. Bailey shall be entitled to receive a payment equal to his annual salary then in effect. Such payment may be made in a lump sum or may be made on a bi-weekly or monthly basis as determined in the sole discretion of First Financial.

     7.04.  Board of Directors After the Effective Date.  Following the
            -------------------------------------------
Effective Date, the Board of Directors of the Bank shall consist of the Board of Directors of the Bank who are serving currently as directors of the Bank and one designee of First Financial.

     7.05.  Securities and Exchange Commission Filings.  First Financial will
            ------------------------------------------
provide Crawford Bancorp with copies of all filings made by First Financial with the SEC under the 1934 Act, and the 1933 Act and the respective rules and regulations of the SEC thereunder at the time such filings are made at any time prior to the Effective Date.

     7.06.  Rule 144(c) Information.  For not less than the two-year period
            -----------------------
immediately following the Effective Date, First Financial shall make available adequate current public information about itself as that terminology is used in and as required by Rule 144(c) of the SEC under the 1933 Act.

     7.07.  Authorization of Common Stock.  On the Effective Date and on such
            -----------------------------
subsequent dates when the former shareholders of Crawford Bancorp surrender their Crawford Bancorp share certificates for cancellation, the shares of First Financial common stock to be exchanged with former shareholders of Crawford Bancorp shall have been duly authorized and validly issued by First Financial and shall be fully paid and non-assessable and subject to no pre-emptive rights.

     7.08.  Terms of Common Stock.  First Financial shall not adopt or implement
            ---------------------
any amendment to its Articles of Incorporation or any Plan of Reorganization which would affect in any manner the terms and provisions of the shares of First Financial common stock or the rights of the shareholders of such shares or reclassify the First Financial common stock from the date of this Agreement until the Effective Date.


                                   SECTION 8

                      CONDITIONS PRECEDENT TO THE MERGER
                      ----------------------------------

     The obligation of each of the parties hereto to consummate the transactions contemplated by this Agreement is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Date; provided, however, that no party's obligation to consummate the transactions contemplated by this Agreement shall be waived or excused as a result of that party's failure to satisfy or fulfill any of the following conditions:

     8.01.  Representations and Warranties at the Effective Date.  Each of the
            ----------------------------------------------------
representations of the parties hereto contained in this Agreement shall be true, accurate and correct in all material respects at and as of the Effective Date as though such representations and warranties had been made or given on and as of the Effective Date.

     8.02.  Covenants.  Each of the covenants and agreements of the parties
            ---------
hereto shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Date.

     8.03.  Deliveries at Closing.  Each of First Financial and Crawford Bancorp
            ---------------------
shall have received from each other at the Closing (as defined in Section 11
                                                                  ----------
herein) the items and documents, in form and content reasonably satisfactory to First Financial and Crawford Bancorp, respectively, as set forth in Section 11
                                                                    ----------
hereof.

     8.04.  Shareholder Approval.  The shareholders of Crawford Bancorp shall
            --------------------
have approved and adopted this Agreement as required by applicable law and the Articles of Incorporation of Crawford Bancorp.

     8.05.  Registration Statement Effective.  First Financial shall have
            --------------------------------
registered its shares of common stock to be issued to shareholders of Crawford Bancorp in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by First Financial. The registration statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened. In addition, such shares shall be listed on the NASDAQ National Market System.

     8.06.  Tax Opinion.  The respective Boards of Directors of the parties to
            -----------
this Agreement shall have obtained a written opinion of the law firm of Krieg DeVault Alexander & Capehart, dated as of the Effective Date, in form and content satisfactory to the parties hereto, to the effect that the Merger to be effected pursuant to this Agreement shall constitute a tax-free reorganization under the Code, as described in Section 1.06 hereof to each party hereto and to
                                ------------
the shareholders of Crawford Bancorp, except with respect to cash received by shareholders of Crawford Bancorp: (i) for fractional shares resulting from the application of the Exchange Rate as defined in Section 2.01(a) herein, or (ii)
                                               ---------------
pursuant to the exercise of dissenters' rights as set forth in Section 3 hereof.
                                                               ---------

     8.07.  Affiliate Agreements.  First Financial shall have obtained:  (a)
            --------------------
from Crawford Bancorp, a list identifying each affiliate of Crawford Bancorp in accordance with Section 6.06 hereof dated as of the Effective Date, and (b) from
                ------------
each affiliate of Crawford Bancorp, the agreements dated as of the Effective Date contemplated by Section 6.06 hereof.
                     ------------

     8.08.  Regulatory Approvals.  The Board of Governors of the Federal Reserve
            --------------------
System and the Illinois Commissioner of Banks and Trust Companies shall have authorized and approved the Merger and the transactions related thereto on terms and conditions satisfactory to First Financial. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the transactions contemplated by this Agreement shall have been obtained.

     8.09.  Officers' Certificate.  Each of First Financial and Crawford Bancorp
            ---------------------
shall have delivered to each other a certificate signed by its respective Chairman or President and Secretary, dated the Effective Date, certifying that:
(a) all the representations and warranties of its respective corporation are true, accurate and correct on and as of the Effective Date; (b) all the covenants of its respective corporation have been complied with from the date of the Agreement through and as of the Effective Date; and (c) its respective corporation has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

     8.10.  Fairness Opinion.  Austin Associates, Inc. shall have issued its
            ----------------
written fairness opinion stating that the terms of the Merger are fair to the shareholders of Crawford Bancorp from a financial point of view. Such written fairness opinion shall be: (a) in form and substance reasonably satisfactory to Crawford Bancorp, (b) dated as of a date not later than the mailing date of the Proxy Statement-Prospectus relating to the Merger to be mailed to shareholders of Crawford Bancorp, (c) included as an exhibit to the Proxy Statement-Prospectus, (d) confirmed by Austin Associates, Inc. as of the Effective Date, and (e) not be modified or withdrawn prior to the Effective Date.

     8.11.  Opinions of Counsel.  The opinions of counsel contemplated by
            -------------------
Section 11.02 hereof, shall have been delivered by First Financial and Crawford
- -------------
Bancorp to each other in the manner specified in Section 11.02.
                                                 -------------

     8.12.  Orders, Decrees and Judgments.  Consummation of the transactions
            -----------------------------
contemplated by this Agreement shall not violate any order, decree, writ or judgment of any court or governmental body or agency having competent jurisdiction.

     8.13.  Director's Agreement.  Each of the directors of Crawford Bancorp, in
            --------------------
his or her individual capacity, shall have executed as of the date of this Agreement and delivered to First Financial the documents in the form attached hereto as Exhibit A, pursuant to which each director agrees to vote, or cause to
          ---------
be voted, all shares of Crawford Bancorp common stock held by him or her, or over which he or she holds a proxy, in favor of the Merger at the meeting of the shareholders of Crawford Bancorp called to consider and vote upon this Agreement.

                                   SECTION 9

                             TERMINATION OF MERGER
                             ---------------------

     9.01.  Manner of Termination.  This Agreement and the Merger may be
            ---------------------
terminated at any time prior to the Effective Date by written notice delivered by First Financial to Crawford Bancorp, or by Crawford Bancorp to First Financial, as follows:

     (a)    By First Financial or Crawford Bancorp, if:

            (i) the Merger contemplated by this Agreement has not been consummated by September 30, 1996; provided, however, that a party hereto in breach of or default hereunder as defined in this Section 9 shall have no right to terminate for its own
                       ---------
                  breach or default hereunder; or

            (ii) a majority of the respective Boards of Directors of First Financial and Crawford Bancorp mutually agree in writing to terminate this Agreement.

     (b)    By First Financial, if:

            (i) the Merger will not qualify for pooling-of-interest accounting treatment for First Financial;

            (ii) any item, event or information set forth in the Disclosure Letter or in any update thereto has had or would be expected to have, in the reasonable discretion of First Financial, a material adverse effect on the business, prospects, assets, capitalization, financial condition or results of operations of Crawford Bancorp or Bank, whether individually or on a consolidated basis;

            (iii) there has been a material misrepresentation or a breach of any warranty by or on the part of Crawford Bancorp in its representations and warranties set forth in Section 4 of this
                                                              ---------
                  Agreement; provided, however, that Crawford Bancorp shall have seven (7) calendar days in which to cure to the satisfaction of First Financial such misrepresentation or breach of warranty; provided, however, that in the event of any inaccuracy in the representations and warranties contained in
                  Section 4.03 hereof relative to the number of issued and
                  ------------
                  outstanding shares of capital stock of Crawford Bancorp or Bank, First Financial shall have the absolute right to terminate this Agreement;

            (iv) there has been a breach of or failure to comply with any covenant set forth in Section 6 of this Agreement by or on the
                                        ---------
                  part of Crawford Bancorp or Bank;

            (v) it shall, in its sole discretion, reasonably determine that the Merger contemplated by this Agreement has become inadvisable or impracticable by reason of commencement or threat of any claim, litigation or proceeding against First Financial, Crawford Bancorp, Bank or any subsidiary of First Financial, or any director or officer of any of such entities:
                  (A) relating to this Agreement or the Merger, or (B) which is likely to have a material adverse effect on the business, prospects, assets, capitalization, financial condition or results of operations of Crawford Bancorp or Bank, whether individually or on a consolidated basis, or of First Financial;

            (vi) there has been a material adverse change in the business, prospects, assets, capitalization, financial condition or results of operations of Crawford Bancorp or Bank as of the Effective Date as compared to that in existence as of December 31, 1995;

            (vii) the Market Value (as defined in Section 2.01(b) herein) of
                                                  ---------------
                  First Financial's common stock is less than $27.00 per share;
                  or

            (viii)the results of First Financial's due diligence review of
                  Crawford Bancorp are not satisfactory to First Financial, it being understood by the parties hereto that First Financial previously completed its due diligence review of the loan and investment portfolio of Crawford Bancorp and Bank to its satisfaction.

     (c)    By Crawford Bancorp, if:

            (i) there has been a misrepresentation or a breach of any warranty by or on the part of First Financial in its representations and warranties set forth in Section 5 of this Agreement which
                                              ---------
                  has had or would be expected to have, in the reasonable discretion of Crawford Bancorp, a material adverse effect on the business, assets, capitalization, financial condition or results of operation of First Financial on a consolidated basis; or

            (ii) there has been a breach of or failure to comply with any covenant set forth in Section 7 of this Agreement by or on the
                                        ---------
                  part of First Financial.

     9.02.  Effect of Termination.  Upon termination by written notice, as
            ---------------------
provided in this Section 9, this Agreement shall be void and of no further force
                 ---------
or effect, and there shall be no further obligations or restrictions on future activities on the part of First Financial, Crawford Bancorp, Bank and their respective directors, officers, employees, agents and shareholders, except as provided in compliance with the confidentiality provisions of this Agreement set forth in Section 6.09 hereof and the payment of expenses set forth in Section
         ------------                                                 -------
12.09 hereof.
- -----

                                  SECTION 10

                         EFFECTIVE DATE OF THE MERGER
                         ----------------------------

     Upon the terms and subject to conditions specified in this Agreement and upon satisfaction of all requirements of law, the Merger shall become effective at the close of business on the day specified in the Articles of Merger of Crawford Bancorp with and into First Financial as filed with the Indiana Secretary of State and the Illinois Secretary of State. The Effective Date shall occur no later than the last business day of the month following: (a) the fulfillment of all conditions precedent to the Merger set forth in Section 8 of
                                                                   ---------
this Agreement, (b) the receipt of the last required approval to consummate the Merger, and (c) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger, if later. The effective date for the Merger is referred to herein as the "Effective Date".

                                  SECTION 11

                                    CLOSING
                                    -------

     11.01.  Closing Date and Place.  So long as all conditions precedent set
             ----------------------
forth in Section 8 have been satisfied and fulfilled, the closing of the Merger
         ---------
("Closing") shall take place at the main office of First Financial on the Effective Date.

     11.02.  Deliveries.  (a) At the Closing, First Financial shall deliver to
             ----------
Crawford Bancorp the following:

            (i) an opinion of First Financial's counsel dated as of the Effective Date and substantially in the form set forth in Exhibit B attached hereto;
                  ---------

            (ii)  the officers' certificate contemplated in Section 8.09 hereof;
                                                            ------------

            (iii) copies of all approvals by bank regulatory agencies necessary to consummate the Merger;

            (iv) copies of the resolutions of the Board of Directors of First Financial, certified by the President or Secretary of First Financial, relative to the approval of this Agreement and the Merger; and

            (v) such other documents that Crawford Bancorp or its legal counsel may reasonably request.

     (b) At the Closing, Crawford Bancorp shall deliver to First Financial the following:

            (i) an opinion of Crawford Bancorp's counsel dated as of the Effective Date and substantially in the form set forth in Exhibit C attached hereto;
                  ---------

            (ii)  the officers' certificate contemplated in Section 8.09 hereof;
                                                            ------------

            (iii) the affiliate agreements and list of affiliates contemplated in Section 8.07 hereof;
                     ------------

            (iv) a list of the shareholders of Crawford Bancorp as of the Effective Date certified by the President and Secretary of Crawford Bancorp;

            (v) copies of the resolutions adopted by the Board of Directors and shareholders of Crawford Bancorp and Bank, certified by the President or Secretary of Crawford Bancorp and Bank, respectively, relative to the approval of this Agreement and the Merger; and

            (vi) such other documents that First Financial or its legal counsel may reasonably request.

                                  SECTION 12

                                 MISCELLANEOUS
                                 -------------

     12.01.  Effective Agreement.  This Agreement shall be binding upon and
             -------------------
inure to the benefit of the respective parties hereto and their respective successors.

     12.02.  Waiver; Amendment.  (a) First Financial and Crawford Bancorp may by
             -----------------
an instrument in writing executed in the same manner as this Agreement: (i) extend the time for the performance of any of the covenants or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to terminate this Agreement. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect such party's right at a later time to enforce the same. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach or noncompliance hereunder.

     (b) Notwithstanding approval by the shareholders of Crawford Bancorp, this Agreement may be amended, modified or supplemented by the written agreement of First Financial and Crawford Bancorp without further approval of such shareholders, except that no such amendment, modification or supplement shall result in a decrease in the consideration specified in Section 2.01 hereof or shall materially and adversely affect the
             ------------
rights of shareholders of Crawford Bancorp without the further approval of such shareholders.

     12.03.  Notices.  All notices, requests and other communications required
             -------
or permitted by this Agreement shall be in writing (which shall include telecopier communications) and shall be deemed to have been duly given if delivered in person and receipted for, sent by certified United States mail, return receipt requested, first class postage prepaid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States mail, return receipt requested, with first class postage prepaid addressed as follows:

   If to First Financial:                       with a copy to (which shall not constitute notice):

   First Financial Corporation                  Krieg DeVault Alexander & Capehart
   One First Financial Plaza                    One Indiana Square, Suite 2800
   P.O. Box 540                                 Indianapolis, Indiana 46204-2017
   Terre Haute, Indiana 47808                   ATTN:  John W. Tanselle, Esq.
   ATTN: Donald E. Smith, Chairman              Telephone:  (317) 238-6216
   Telephone:  (812) 238-6377                   Telecopier:  (317) 636-1507
   Telecopier:  (812) 238-6140

   If to Crawford Bancorp or Bank:              with a copy to (which shall not constitute notice):

   Crawford Bancorp, Inc.                       Brown, Hay & Stephens
   108 West Main Street                         700 First National Bank Building
   Robinson, Illinois  62454                    Springfield, Illinois 62705
   ATTN:  Jerry Bailey, President               ATTN:  Harvey B. Stephens, Esq.
   Telephone: (618) 544-8666                    Telephone:  (217) 544-8491
   Telecopier: (618) 544-2763                   Telecopier:  (217) 544-9609

or such substituted address as any of them have given to the other in writing. All such notices, requests or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, three (3) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopying, on the next business day if also confirmed by mail in the manner provided herein.

     12.04.  Headings.  The headings in this Agreement have been inserted solely
             --------
for ease of reference and should not be considered in the interpretation or construction of this Agreement.

     12.05.  Severability.  In case any one or more of the provisions contained
             ------------
herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

     12.06.  Counterparts.  This Agreement may be executed in any number of
             ------------
counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

     12.07.  Governing Law.  This Agreement shall be governed by and construed
             -------------
in accordance with the laws of the State of Indiana and applicable federal laws.

     12.08.  Entire Agreement.  This Agreement supersedes any and all other
             ----------------
prior or contemporaneous understanding, commitment, representation, negotiation or agreement, whether oral or written, between First Financial and Crawford Bancorp relating to the transactions or matters contemplated herein and constitutes the entire agreement between the parties hereto. Upon the execution of this Agreement by all the parties hereto, the preliminary non-binding Letter of Intent, dated December 8, 1995, executed by First Financial and Crawford Bancorp, and any and all other prior writings of either party relating to the Merger, shall terminate and shall be rendered of no further force or effect.

     12.09.  Expenses.  First Financial and Crawford Bancorp shall each pay
             --------
their respective expenses incidental to the transactions contemplated hereby. Notwithstanding the foregoing, if the Merger is not consummated because one party unilaterally terminates this Agreement in a manner other than those specified in Section 9.01 hereof, then the breaching party shall pay (or, if
             ------------
appropriate, reimburse) its own expenses and all reasonable expenses, including attorneys' fees, of the non-breaching party relating to the Merger.

     12.10.  Limitation on Benefits.  It is the explicit intention of the
             ----------------------
parties hereto that no person or entity other than the parties hereto is or shall be entitled to bring any action to enforce any provision of this Agreement against any of the parties hereto. Any covenants, undertakings and agreements set forth in this Agreement shall be solely for the benefit of, and shall be enforceable only by, the parties hereto and thereto or their respective successors and legal representatives as permitted hereunder.

     12.11.  Assignment.  No party to this Agreement may assign its rights or
             ----------
obligations under this Agreement without the prior written consent of the other party hereto.

     12.12.  Certain References.  Whenever in this Agreement a singular word
             ------------------
is used, it also shall include the plural whenever required by the context and vice-versa. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business days. The term "business day" shall mean any day except Saturday and Sunday when Terre Haute First National Bank, the lead bank of First Financial, is open for the transaction of business.

     12.13.  Construction.  The parties hereto agree that each party and its
             ------------
counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

     IN WITNESS WHEREOF, First Financial and Crawford Bancorp have made and entered into this Agreement as of the day and year first written above and have caused this Agreement to be executed and attested in counterparts by their duly authorized officers.

                                        FIRST FINANCIAL CORPORATION


                                        By:   /s/ DONALD E. SMITH
                                           -------------------------------------
                                              Donald E. Smith, Chairman

ATTEST:

/s/ JOHN W. PERRY
- -------------------------------
John W. Perry, Secretary

                                        CRAWFORD BANCORP, INC.


                                        By:   /s/ W. J. CHAMBLIN
                                           -------------------------------------
                                             W. J. Chamblin, Chairman

ATTEST:

/s/ REBECCA G. GOODWIN
- --------------------------
Rebecca G. Goodwin , Secretary

                                        CRAWFORD COUNTY STATE BANK


                                        By:  /s/ JERRY L. BAILEY
                                           -------------------------------------
                                             Jerry L. Bailey, President

ATTEST:

/s/ REBECCA G. GOODWIN
- ---------------------------
Rebecca G. Goodwin, Secretary

                                                                      APPENDIX B
                                                                      ----------

                       ILLINOIS BUSINESS CORPORATION ACT
                            DISSENTERS' RIGHTS LAW

ARTICLE 11. MERGER AND CONSOLIDATION - DISSENTERS' RIGHTS

(S) 5/11.65. Right to Dissent
- -----------------------------

     (a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

     (1) consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 or the articles of incorporation or (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30;

     (2) consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

     (3) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

            (i)    alters or abolishes a preferential right of such shares;

            (ii) alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

            (iii) in the case of a corporation incorporated prior to January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

     (4) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in
     Section 11.70 or as may be otherwise provided in the articles, by-laws or resolution.

     (b) A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

     (c) A record owner of shares may assert dissenters' rights as to fewer than all the shares recorded in such person's name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares were recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters' rights as to shares held on such person's behalf only if the beneficial owner submits to the corporation the record owner's written consent to the dissent before or at the same time the beneficial owner asserts dissenters' rights.

(S) 5/11.70 Procedure to Dissent
- --------------------------------

     (a) If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenters' rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.

     (b) If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenter's rights only if he or she delivers to the corporation within 30 days from the date of mailing the notice a written demand for payment of his or her shares.

     (c) With 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation's latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation's statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

     (d) A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are canceled or modified by the consummation of the proposed corporate action. upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

     (e) If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation's statement of value, shall notify the corporation in writing of the shareholder's estimated fair value and amount of interest due and demand payment for the difference between the shareholder's estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

     (f) If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

     (g) The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

     (h) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

     (i) The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection
(c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

     (1) Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b), (c), (d), or (f).

     (2) Against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

     If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefited. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure [735 ILCS 5/1.101 et seq.].

     (j)    As used in this Section:

     (1) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

     (2) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

                                                                      APPENDIX C
                                                                      ----------

                              FAIRNESS OPINION OF
                            AUSTIN ASSOCIATES, INC.

May _____, 1996


Board of Directors
Crawford Bancorp, Inc.
108 West Main
Robinson, IL 62454

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Crawford Bancorp, Inc. ("CBI") and its shareholders of the terms of the Agreement of Affiliation and Merger dated March 8, 1996 ("Agreement") between and among CBI, Crawford County State Bank ("CCSB") and First Financial Corporation, Terre Haute, Indiana ("FFC"). The terms of the Agreement provide for the merger of CBI with and into FFC, with the result that CCSB will become a wholly-owned subsidiary of FFC.

The terms of the Agreement provide for each outstanding share of CBI common stock, other than those exercising dissenter's rights, to be converted into 3.75 shares of FFC common stock (the "Exchange Ratio"), subject to adjustment as fully described in the Agreement. In general, the Exchange Ratio will be increased in the event the Market Value, as that term is defined in the Agreement, for FFC common stock is less than $29.50 per share. In this event, each share of CBI stock would be exchanged for FFC stock with a Market Value of no less than $110.62 per share, except that FFC would have the right to terminate the Agreement if the Exchange Ratio would exceed 4.097 FFC shares for each CBI share. FFC will pay cash for fractional shares.

In carrying out our engagement, we have reviewed and analyzed material bearing upon the financial and operating condition of CBI and FFC, including but not limited to the following: (i) the Proxy Statement-Prospectus; (ii) the financial statements of CBI and FFC for the period 1991 through 1995; (iii) certain other publicly available information regarding CBI and FFC; (iv) publicly available information regarding the performance of certain other companies whose business activities were believed by Austin Associates to be generally comparable to those of CBI and FFC; (v) the financial terms, to the extent publicly available, of certain comparable transactions; and (vi) such other analysis and information as Austin Associates deemed relevant.

In our review and analysis, we relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and have not attempted to verify the same. We have made no independent verification as to the status of individual loans made by CBI or FFC, and have instead relied upon representations and information concerning loans of CBI and FFC in the aggregate. In rendering our opinion, we have assumed that the transaction will be a tax-free reorganization with no material adverse tax consequences to CBI or FFC, or to CBI shareholders receiving FFC stock. In addition, we have assumed in the course of obtaining the necessary regulatory approvals for the transaction, no condition will be imposed that will have a material adverse effect on the contemplated benefits of the transaction to CBI and its shareholders.

Based upon our analysis and subject to the qualifications described herein, we believe that as of the date of this letter, the terms of the Agreement are fair, from a financial point of view, to CBI and its shareholders.

For our services in rendering this opinion, CBI will pay us a fee and indemnify us against certain liabilities.

We consent to the use of this opinion in the Proxy Statement-Prospectus which is a part of FFC's Registration Statement on Form S-4 and to the references to us under the heading "Experts" and elsewhere in the Proxy Statement-Prospectus.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Articles of Incorporation provide that the Registrant will indemnify any person who is or was a director, officer or employee of the Registrant or of any other corporation for which he is or was serving in any capacity at the request of the Registrant against all liability and expense that may be incurred in connection with any claim, action, suit or proceeding with respect to which such director, officer or employee is wholly successful or acted in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant or such other corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A director, officer or employee of the Registrant is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings where he has been wholly successful. In all other cases, such director, officer or employee will be indemnified only if the Board of Directors of the Registrant or independent legal counsel finds that he has met the standards of conduct set forth above.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  The following Exhibits are being filed as part of this Registration
Statement:

     2.01 Agreement of Affiliation and Merger (included as Appendix A to Prospectus)

     3(i) Articles of Incorporation of the Registrant (incorporated by reference to Registrant's Registration Statement on Form S-4, File No. 33-74352, dated January 20, 1994)

     3(ii) By-Laws of the Registrant (incorporated by reference to Registrant's Registration Statement on Form S-4, File No. 33-35461, dated June 15, 1990)

     4 The description of Registrant's common stock contained in its Report on Form 8-A, dated April 25, 1988 (incorporated by reference thereto)

     5      Opinion of Krieg DeVault Alexander & Capehart re: legality

     8 Opinion of Krieg DeVault Alexander & Capehart re: certain federal income tax matters

     21     Subsidiaries of the Registrant

     23.01 Consent of Krieg DeVault Alexander & Capehart (included in Opinion of Krieg DeVault Alexander & Capehart re: legality at Exhibit 5)

     23.02  Consent of Coopers & Lybrand, L.L.P.

     23.03  Consent of Geo. S. Olive & Co. L.L.C.

     23.04 Consent of Austin Associates, Inc. (included in Fairness Opinion of Austin Associates, Inc. at Appendix C to Prospectus)

     24     Powers of Attorney

     99     Form of Proxy

(b)  Financial Data Schedules

(c)  Opinion of Austin Associates, Inc. (included as Appendix C to Prospectus)

ITEM 22.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b)    (1)   The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

            (2) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (b)(1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES
                                  ----------

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Terre Haute, State of Indiana, on May 6, 1996.

                                     FIRST FINANCIAL CORPORATION

                                     By: /s/ DONALD E. SMITH
                                        ---------------------------------
                                          Donald E. Smith, President


     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below as of May 6, 1996.

Name                                         Title
- ----                                         -----

/s/ DONALD E. SMITH                          Chairman of the Board, Director and
- ------------------------------------------
Donald E. Smith                              President (Chief Executive Officer)

/s/ MICHAEL A. CARTY                         Treasurer (Chief Financial Officer
- ------------------------------------------
Michael A. Carty                             and Principal Accounting Officer)

WALTER A. BLEDSOE*                           Director
- ------------------------------------------
Walter A. Bledsoe

B. GUILLE COX, JR.*                          Director
- ------------------------------------------
B. Guille Cox, Jr.

THOMAS T. DINKEL*                            Director
- ------------------------------------------
Thomas T. Dinkel

WELBY M. FRANTZ*                             Director
- ------------------------------------------
Welby M. Frantz

ANTON H. GEORGE*                             Director
- ------------------------------------------
Anton H. George


__________________________________________   Director
Mari H. George

GREGORY L. GIBSON*                           Director
- ------------------------------------------
Gregory L. Gibson

MAX L. GIBSON*                               Director
- ------------------------------------------
Max L. Gibson

NORMAN L. LOWERY*                            Vice Chairman and
- ------------------------------------------
Director
Norman L. Lowery

WILLIAM A. NIEMEYER*                         Director
- ------------------------------------------
William A. Niemeyer

PATRICK O'LEARY*                             Director
- ------------------------------------------
Patrick O'Leary

JOHN W. RAGLE*                               Director
- ------------------------------------------
John W. Ragle

__________________________________________   Director
Chapman J. Root II


VIRGINIA L. SMITH*                           Director
- ------------------------------------------
Virginia L. Smith

                                      *By: /s/ JOHN W. PERRY
                                          -------------------------------------
                                            Attorney-in-Fact

                                      Printed Name:    John W. Perry
                                                   ----------------------------